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05008977

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSM nv

*CURRENT ADDRESS 1000 AH Amsterdam
Nienoord 13
1112 XE Diemen
The Netherlands



**FORMER NAME

**NEW ADDRESS

FILE NO. 82-34886 FISCAL YEAR 2004

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | X |
| DEF 14A | (PROXY) | ☐ | | |

OICF / BY: S. Min

DATE:06/15/05

# ARTICLES OF ASSOCIATION
# CSM N.V.
# BASED IN AMSTERDAM
# AS OF 12 JULY 2002

**Contents**

# ARTICLES OF ASSOCIATION

## CSM N.V.

## BASED IN AMSTERDAM

## AS OF 12 JULY 2002

### Name and registered office

#### Article 1

The Company shall bear the name: CSM N.V.

Its registered office shall be in Amsterdam, but it may have branch offices elsewhere.

### Objects

#### Article 2

The Company's objects shall be:

a. the acquisition and disposal of participations and interests in enterprises, legal entities and companies and the management thereof or the causing of same to be managed, the financing thereof or the causing of same to be financed, and the performance of all related acts;

b. the establishment, acquisition, and disposal of enterprises, legal entities and companies, and the operation of such entities or the causing of same to be operated, the financing of such entities or the causing of same to be financed, and the performance of all related acts;

c. the provision in any way of security or the commitment to provide security for liabilities of third parties;

d. the performance of all acts, at its own expense or at the expense of third parties, that could promote the Company's objects in the broadest sense.

**Capital**

**Article 3**

3.1 The Company's authorized capital shall be fifty million euros (EUR 50,000,000).

3.2 It shall be divided into one hundred and eighty-two million (182,000,000) ordinary shares of twenty-five eurocents (EUR 0.25) each and eighteen million (18,000,000) financing preference shares of twenty-five eurocents (EUR 0.25) each, subdivided into three (3) series, referred to as FPA through FPC, each of six million (6,000,000) financing preference shares.

3.3 Where these Articles of Association refer to shares and shareholders, this shall include both the ordinary shares and the financing preference shares, or both the holders of ordinary shares and the holders of financing preference shares respectively, unless explicitly stated otherwise.

Where these Articles of Association refer to financing preference shares and holders of financing preference shares, this shall include all financing preference shares, regardless of the series, and all the holders of the financing preference shares, regardless of the series, unless explicitly stated otherwise.

The series into which the financing preference shares are divided count as separate types of shares.

3.4 The Company body authorized to issue shares may decide, if financing preference shares from a specific series are to be issued when no previous shares have been issued from that series, to issue more shares from that specific series than the number of shares of the relevant series in the authorized capital, in which the maximum number of shares that can be issued in the relevant series is equal to the total number of financing preference shares in the authorized capital of series from which no previous shares have been issued.

3.5 If in an issue of shares more financing preference shares from a specific series are issued than the number into which the authorized capital is

divided, the number of financing preference shares from the issued series in the authorized capital shall be increased by the number of issued shares which exceeds the number of shares in that series in the authorized capital at the time of the issue. At the same time, this number, rounded to a whole figure by the Board of Management, shall be deducted from the number of shares in the series of financing preference shares in the authorized capital from which no shares have previously been issued, proportionate insofar as is possible to the number of shares in the authorized capital of those series at the time of the issue in question.

**Article 4**

4.1 Issues of shares shall be made by resolution of the General Shareholders' Meeting based on a proposal by the Board of Management made with the approval of the Supervisory Board. The General Shareholders' Meeting may designate the Board of Management for a fixed period of no more than five years as the body authorized to decide on the issue of a maximum of all the shares remaining unissued in the Company's authorized capital at the time of the issue. At the time of designation, it must be clear how many and what types of shares may be issued. The designation may be extended periodically for no longer than five years at a time. Unless otherwise stipulated in the designation, it may not be revoked. As long as the Board of Management remains empowered to issue shares, the General Shareholders' Meeting can not decide on the issue of shares. Shares shall never be issued at less than their nominal value, unless there is an issue discount as referred to in Article 2:80 (2) of the Dutch Civil Code.

4.2 A valid resolution of the General Shareholders' Meeting to issue shares or to designate the Board of Management to do so shall require a prior or simultaneous resolution of approval from every group of shareholders that holds shares of the same type whose rights are harmed by the issue.

4.3 The General Shareholders' Meeting shall determine the price and other conditions of issue based on a proposal by the Board of Management made

with the approval of the Supervisory Board. If the Board of Management is the body authorized to issue shares, the issue and the determination referred to in the previous sentence shall be made by the Board of Management, with the approval of the Supervisory Board.

4.4 Shares shall be issued in exchange for payment of the nominal amount, plus an agreed premium where applicable.

4.5 The Board of Management shall be authorized, without the need for approval by the General Shareholders' Meeting but only with the approval of the Supervisory Board, to perform legal acts regarding contributions in respect of shares and other onerous legal acts as referred to in Article 2:94 (1) of the Dutch Civil Code.

4.6 When ordinary shares are issued, the existing holders of ordinary shares shall have a right of pre-emption. They shall have no pre-emption right, however, in respect of ordinary shares for a non-cash contribution or in respect of ordinary shares issued to employees of the Company or of a group company of the Company. Holders of financing preference shares shall have no pre-emption right when shares are issued. Holders of ordinary shares shall have no pre-emption right when financing preference shares are issued.

4.7 With due observance of paragraph 8, when adopting a resolution regarding the issue of shares, the General Shareholders' Meeting shall determine, based on a proposal by the Board of Management made with the approval of the Supervisory Board, the manner and period of time in which the pre-emption right may be exercised. If the Board of Management is the body authorized to issue shares, the said determination shall be made by the Board of Management with the approval of the Supervisory Board.

4.8 A notice of any issue in respect of which there is a pre-emption right and the period during which such right may be exercised shall be published by the Company simultaneously in the Official Gazette (*Staatscourant*), in a nationally distributed newspaper, and in the official list (*Officiële Prijscourant*) of Euronext Amsterdam N.V., based in Amsterdam. The pre-emption right may be exercised for at least two weeks after the notice has

been published in the Official Gazette (*Staatscourant*).

4.9 The pre-emption right in respect of ordinary shares may be restricted or excluded. Any proposal to that effect must explain in writing the reasons for the proposal and for the choice of issue price.

4.10 Restriction or exclusion of the pre-emption right shall take place pursuant to a resolution of the General Shareholders' Meeting that is adopted based on a proposal by the Board of Management, such proposal to be made with the approval of the Supervisory Board, unless the Board of Management is authorized to take the decision to restrict or exclude the pre-emption right. This authority may be conferred on the Board of Management by a resolution of the General Shareholders' Meeting for a fixed period of no more than five years, but such authority may be conferred only if the Board of Management has also been designated or is designated simultaneously as the body authorized to issue shares. The designation may be extended periodically for no longer than five years at a time. The designation shall be valid only as long as the Board of Management is the body authorized to issue shares. Unless otherwise stipulated in the designation, it may not be revoked.

The Board of Management may only restrict or exclude the pre-emption right with the approval of the Supervisory Board.

4.11 If less than half of the issued capital is represented at the meeting, any resolution of the General Shareholders' Meeting to restrict or exclude the pre-emption right in respect of ordinary shares or to designate an authoritative body as referred to in paragraph 10 shall require a majority of at least two-thirds of the votes cast.

4.12 The granting of rights to subscribe to shares shall be governed by the provisions in paragraphs 1 through 3 and 6 through 11. The holders of ordinary shares do not have a pre-emption right in respect of ordinary shares that are issued to a person exercising a previously acquired right to subscribe to ordinary shares.

4.13 The Board of Management shall have the authority, with the approval of the

Supervisory Board, to decide to have the Company cooperate in the issuing of depositary receipts of shares.

4.14 The Company may, provided that it complies with the statutory provisions, acquire fully paid shares in its own capital at its own expense and for valuable consideration, if:

a. its shareholders' equity less the acquisition price of the shares is no lower than the sum of the issued capital and the reserves which must be maintained by law;

b. the nominal amount of the shares in its capital which the Company acquires, holds, holds in pledge, or which are held by a subsidiary of the Company, is not more than one-tenth of the issued capital.

To acquire such shares, the Board of Management shall require both the approval of the Supervisory Board and the authorization of the General Shareholders' Meeting. Such authorization shall be valid for no more than eighteen months. The General Shareholders' Meeting must specify in the authorization the number and type of shares which may be acquired, the manner in which they may be acquired, and the limits within which the price must be set. The preceding provisions in this paragraph shall not apply to shares that the Company obtains by universal title. Authorization by the General Shareholders' Meeting is not required insofar as shares are acquired in order to be transferred to employees of the Company or of a group company of the Company under a scheme applicable to such employees. The term 'shares' in this paragraph shall include depositary receipts.

4.15 The Board of Management shall require the approval of the Supervisory Board to dispose of shares and depositary receipts of such shares obtained by the Company in its own capital.

4.16 No vote may be cast at a General Shareholders' Meeting for a share belonging to the Company or a subsidiary, or for a share in respect of which either holds the depositary receipts.

The voting rights of usufructuaries and pledgees of shares that belong to the Company or a subsidiary shall not be excluded if the right of usufruct or

pledge was established before those shares passed to the Company or a subsidiary. The Company or a subsidiary thereof may not cast a vote for a share to which it holds a right of usufruct or a pledge. Shares for which no vote may be cast by law or by the Articles of Association shall not be taken into account when determining the extent to which shareholders may vote, are present, or are represented, or the extent to which the share capital is contributed or represented.

In calculating the profit distribution, the shares held by the Company shall not be taken into account and no profit shall be distributed for such shares, nor do such shares infer rights to a share in the liquidation balance, except if and insofar as a right of usufruct attaches to the shares in question that was already attached at the time of their acquisition by the Company.

**Article 4A**

4A.1 The General Shareholders' Meeting may decide to reduce the issued capital, although it may only do so based on a proposal by the Board of Management made with the approval of the Supervisory Board:

a. by withdrawing shares; or

b. by reducing the nominal value of shares by amending the Articles of Association.

4A.2 A decision to withdraw shares may only apply to (i) shares held by the Company itself or for which it holds the depositary receipts, or (ii) all financing preference shares, or (iii) all financing preference shares from one or more specific series, or (iv) the financing preference shares, regardless of the series, which have been determined by drawing, or (v) the financing preference shares, which have been determined by drawing, from one or more specific series.

4A.3 Partial repayment on shares is possible only in the execution of a resolution to reduce the nominal amount of the shares. Such a repayment must take place in respect of all the shares, or in respect of exclusively the ordinary shares, or in respect of exclusively all the financing preference shares, or in

respect of the financing preference shares from one or more specific series.

4A.4 If financing preference shares are cancelled with repayment, in addition to the payment of the nominal amount, the following payments shall be made on the day of repayment from the distributable portion of the Company's equity for each financing preference share that is withdrawn:

(a) a payment equal to the amount of share premium that was paid for each financing preference share from the series in question at the time of the first issue of financing preference shares from that series, less the amount that was paid for each financing preference share prior to the day of repayment from the share premium reserve for the financing preference shares from the series in question, such payment to take place as much as possible from said share premium reserve; and

(b) a payment to be calculated as much as is possible in accordance with the provisions in Article 21, paragraphs 1 through 5, and proportionate to the period from the day immediately following the period over which a payment as referred to in Article 21, paragraphs 1 through 5 was last paid – or, if the financing preference shares from the series in question were first issued after such a day, then from the date of issue – up to the day of repayment, provided that all (interim) dividends that have been paid on the financing preference shares over that period of time shall be deducted from such a payment, and

(c) if (i) the present value of the share dividend that would have been appropriated over the period from the day of repayment until the following dividend review date as referred to in Article 21, paragraph 3 if no withdrawal had taken place, to be calculated as of the day of repayment, is larger than (ii) the present value of the return, as of the day of repayment and calculated over the same period, if a fixed interest would have been paid over the nominal amount and the payment mentioned earlier in this article under (a), up to the next dividend review date based on the interest rate swap as described in Article 21, paragraphs 1 and 2, a payment equal to the difference

between the two. The present value referred to above shall be calculated using a discount rate equal to the euro-denominated interest rate swap as described in Article 21, paragraph 2, on the day of repayment, with a remaining term up to the next dividend review date.

The Board of Management shall draw up an interim equity statement as referred to in Article 2:105 (4) of the Dutch Civil Code, in connection with said payments.

4A.5 Capital reduction is subject to the provisions in Articles 2:99 and 2:100 of the Dutch Civil Code.

**Shares**

**Article 5**

5.1 The shares shall be registered. No share certificates shall be issued in respect of the shares.

5.2 The shares shall be numbered.

Ordinary shares shall be numbered in sequence starting from 1. Financing preference shares shall be numbered in sequence by series, starting from 1 in each series.

5.3 If a share is part of an undivided estate, the joint beneficiaries may only be represented vis-à-vis the Company by a single person that they shall designate.

5.4 A right of usufruct may be established in respect of shares. The shareholder shall have the voting right for the shares on which the right of usufruct has been established. Notwithstanding this provision, the voting right shall pass to the usufructuary if this was stipulated when the right of usufruct was established.

5.5 The pledging of shares shall be permitted. The shareholder shall retain the voting right for the pledged shares. Notwithstanding this provision, the voting right shall pass to the pledgee if this was stipulated when the pledge was established.

5.6 Shareholders without voting rights, usufructuaries with voting rights, and pledgees with voting rights shall have the rights conferred by law on the holders of depositary receipts of shares issued with the cooperation of the Company. Usufructuaries and pledgees who do not have voting rights shall have the aforementioned rights unless such rights are withheld from them when the right of usufruct or the pledge is established or transferred.

5.7 The term "depositary receipt holders" hereinafter refers to the holders of depositary receipts of shares issued with the cooperation of the Company and also those persons who have the rights referred to in the previous paragraph of this article as a result of a right of usufruct or a pledge in respect of a share.

5.8 Depositary receipts of shares issued by the *Stichting Administratiekantoor CSM* shall be considered to have been issued with the cooperation of the Company.

**One percent (1%) scheme for shares**

**Article 6**

6.1 Shares may only be transferred to natural persons acting entirely on their own behalf.

6.2 Without prejudice to the provisions in paragraph 1 of this article, shares may not be transferred if and insofar the acquiring party acting alone or on the basis of a mutual partnership agreement with one or more others, whether natural persons or legal entities, directly or – in another capacity than as a depositary receipt holder – indirectly:

a. holds a nominal amount of shares equal to one percent (1%) or more of the issued capital; or

b. would acquire more than one percent (1%) of the issued capital in shares by such a transfer.

In the application of these provisions, the holding or acquiring of shares shall be understood to include the holding of a right of usufruct or a pledge,

or acquiring a right of usufruct in respect of shares, or establishing a pledge on shares, all insofar as the voting right passes to the usufructuary or pledgee.

6.3 Subscribing to shares at the time of issue – whether or not in the form of stock dividends and/or bonus shares, and whether or not it involves exercising a right to subscribe to shares – shall be treated as transfer for the application of the provisions in paragraphs 1 and 2 of this article; in order to determine the extent of the issued capital the shares to be issued shall be included in the calculation.

The aforementioned equal treatment shall not apply if shares are subscribed to as a result of the shareholder in question exercising the pre-emption rights in respect of his ordinary shares, as well as any pre-emption rights he has acquired in order to round up the number of pre-emption rights he may exercise to the nearest multiple of the number of pre-emption rights needed to acquire one ordinary share.

6.4 Deviating from the provisions in paragraph 3, first sentence, of this article, it is permitted for a shareholder who holds more than one percent (1%) of the issued capital to acquire more shares than one percent (1%) of the issued capital after issue by subscribing to shares, but no more than the percentage of the issued capital that the shareholder held immediately prior to the issue.

6.5 The provisions above in paragraphs 1 through 4 and below in paragraphs 6 and 7 shall not apply to:

a. the transfer of shares to the Company itself or to a subsidiary of the Company;

b. the transfer or issue of shares to *Stichting Administratiekantoor CSM* or *Stichting Telers Administratiekantoor*;

c. the transfer or issue of financing preference shares to a trust, in respect of which the Board of Management has decided irrevocably with the approval of the Supervisory Board to remove, in part or in whole, the limitations on the option to transfer shares or subscribe to shares; such a removal of limitations may be subject to specific conditions;

d. the transfer of shares acquired by the Company itself or the issue of shares by the Company, or the assignment of shares if such a transfer, issue, or assignment takes place in the context of either a partnership with or takeover of another company, either a legal merger or a legal split-up, or the acquisition of a participation or the expansion thereof, in respect of which the Board of Management has decided irrevocably with the approval of the Supervisory Board to remove, in whole or in part, the limitations on the option to transfer shares or to subscribe to or acquire shares; such a removal of limitations may be subject to specific conditions.

6.6 If shares are delivered pursuant to the split-up of any community, acquired by inheritance, or in general acquired under universal title, or if shares are assigned in the context of a legal merger or a legal split-up, and the number of shares acquired in this way plus the shares that already belong to the acquiring party would be higher than the number allowed to be transferred according to this article, then the shares that exceed that limitation shall be exchanged for depositary receipts issued by the *Stichting Administratiekantoor CSM* or another trust as referred to in the previous paragraph within a period to be set by the Board of Management of no less than two months and no more than six months, or shall be sold and delivered with due consideration of the provisions in paragraphs 1 and 2; in default of this, the Company is irrevocably authorized to sell and deliver the shares in question at the listed price for those shares or, if there is no listed price for those shares, at the listed price for depositary receipts granted for the shares in question, with the obligation to pay the net proceeds to the party or parties entitled to such; if there is no listed price for those depositary receipts, the price shall be determined by three institutions with registered offices in Amsterdam, authorized by Euronext Amsterdam N.V., to be appointed by the Company.

6.7 If shares are delivered pursuant to the split-up of any community, acquired by inheritance, or in general acquired under universal title, or if shares are

assigned in the context of a legal merger or a legal split-up, resulting in the acquisition of shares by a legal entity, the shares acquired in this way must be exchanged for depositary receipts within the period referred to in the previous paragraph and with due consideration of the relevant provisions in the previous paragraph; in default of this, the Company is irrevocably authorized to sell and deliver the shares in question in the way described in the preceding paragraph.

6.8 If there is an obligation to offer or exchange shares based on the provisions in this article, the meeting and voting rights in respect of the shares in question may not be exercised and the right to payments shall be suspended for as long as the shareholder does not fulfill his obligations to offer, exchange, or transfer such shares.

**Delivery of shares**

**Article 7**

7.1 Unless otherwise stipulated by law, the delivery of shares or the delivery of a restricted right in respect of shares shall require an instrument to that effect, as well as a written acknowledgement of the delivery by the Company, unless the Company itself is a party to the legal act. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary public or the transferor. Service of such instrument or such copy or extract on the Company shall be considered to have the same effect as an acknowledgement.

7.2 The provisions in the previous paragraph of this article shall also apply to the establishment and relinquishment of a restricted right in respect of shares.

A pledge may also be established without acknowledgement by or service on the Company; in that case, Article 3:239 of the Dutch Civil Code shall apply, *mutatis mutandis*, whereby acknowledgement by or service on the

Company shall take the place of the notification referred to in paragraph 3 of that article.

**Register of shareholders**

**Article 8**

8.1 The Board of Management shall keep a register in which the names and addresses of all shareholders are recorded, stating the date on which they acquired the shares, the number and type of the shares they hold, the date of acknowledgement or service, and the amount paid up on each share. The names and addresses of those parties who have a right of usufruct or a pledge in respect of those shares shall also be recorded, stating which rights attached to the shares are vested in such parties pursuant to paragraphs 4 through 6 of Article 5. The register shall be updated regularly. The register may consist of several parts.

Each shareholder, usufructuary, and pledgee of shares and each holder of depositary receipts issued with the Company's cooperation for financing preference shares is required to notify the Company of his address in writing.

8.2 The transfer or transition of shares shall be recorded in the register referred to in the first paragraph of this article.

## Management and supervision of management

### Article 9

The management of the Company is assigned to a Board of Management, consisting of two or more members, under the supervision of a Supervisory Board, consisting of three or more members.

## Board of Management

### Article 10

10.1 The number of members of the Board of Management shall be determined by the Supervisory Board with due consideration of the minimum specified in Article 9. One of the members of the Board of Management may be appointed chairman of the Board of Management by the Supervisory Board.

10.2 The members of the Board of Management shall be appointed by the General Shareholders' Meeting, with due consideration of the provisions in paragraphs 3 and 4 of this article.

10.3 If a member of the Board of Management must be appointed, the Supervisory Board shall make a binding nomination, in such a way that a choice can be made between at least two persons for each appointment.

10.4 In the notice convening the General Shareholders' Meeting in which the matter of the appointment will be raised, the nomination shall be included or it shall be stated that the shareholders and depositary receipt holders may take cognizance thereof in the offices of the Company.

If no nomination has been made or if the nomination has been made too late, this shall be stated in the notice. If no nomination has been made or if the nomination has been made too late, the General Shareholders' Meeting shall be free to appoint a person of their choice.

However, a nomination may be made non-binding by the General Shareholders' Meeting by means of a resolution that is adopted by a majority of at least two-thirds of the votes cast, if that majority represents more than

one-third of the issued capital.

If a nomination has been made non-binding by the General Shareholders' Meeting, that body may only appoint a person other than the nominees by a resolution adopted by a majority of at least two-thirds of the votes cast, if that majority represents more than one-third of the issued capital.

In respect of matters as referred to in this paragraph and in the following paragraph, the provisions in Article 2:120 (3) of the Dutch Civil Code may not be invoked in order to convene a second General Shareholders' Meeting.

10.5 The Supervisory Board is authorized at all times to suspend a member of the Board of Management.

The General Shareholders' Meeting is authorized at all times to suspend or remove a member of the Board of Management, with due consideration of the provisions later in this paragraph.

Unless proposed by the Supervisory Board, the General Shareholders' Meeting may adopt a resolution to suspend or remove a member of the Board of Management only by a majority of at least two-thirds of the votes cast, if that majority represents more than one-third of the issued capital.

The concerned member of the Board of Management shall be given the opportunity to justify himself, assisted by an advisor if he so wishes, at the General Shareholders' Meeting which considers the matter of his proposed removal.

A suspension may be extended one or more times, but shall not last longer than three months in total. If no decision to lift the suspension or to remove the Board member has been taken after such a period has passed, the suspension shall end.

10.6 The remuneration and other conditions of employment of the members of the Board of Management shall be determined by the Supervisory Board.

10.7 If one or more members of the Board of Management are absent or prevented from acting, whereas two or more members of the Board of Management are still available, the remaining members of the Board of Management shall temporarily be charged with the management of the

Company.

If all the members of the Board of Management are absent or prevented from acting, or so many that only one member of the Board of Management is available, the following shall temporarily be charged with the management of the Company:

a. if one member of the Board of Management is available, that one member of the Board of Management together with the person or persons designated or to be designated for that purpose by the Supervisory Board;

b. if no member of the Board of Management is available, the persons designated or to be designated for that purpose by the Supervisory Board, with a minimum of two persons.

**Article 11**

11.1 The Board of Management shall represent the Company.

11.2 The Company may also be represented by two members of the Board of Management acting in concert or by one member of the Board of Management acting in concert with an authorized signatory. In the application of the previous sentence, the terms "member of the Board of Management" and "members of the Board of Management" shall include the person or persons temporarily charged with the management or co-management of the Company pursuant to Article 10, paragraph 7.

11.3 If there are conflicting interests between the Company and a member of the Board of Management, the Company may be represented in this matter by the chairman of the Supervisory Board or by another Supervisory Board member to be assigned by the Supervisory Board.

11.4 The Company may also be represented by two authorized signatories acting jointly. Representation by authorized signatories shall take place with due observance of the authority conferred upon them.

11.5 Without prejudice to the provisions elsewhere in these Articles of Association regarding approval by the Supervisory Board in relation to:

a. the issue of shares (Article 4, paragraphs 1 and 3);

b. the approval of legal acts for valuable consideration (Article 4, paragraph 5);

c. the pre-emption right on the issue of shares or on the granting of rights to subscribe to shares (Article 4, paragraphs 7, 10 and 12);

d. the granting of rights to subscribe to shares (Article 4, paragraph 12);

e. cooperation in the issue of depositary receipts of shares (Article 4, paragraph 13);

f. the acquisition or disposal by the Company of its own shares or depositary receipts of its own shares (Article 4, paragraphs 14 and 15);

g. a proposal to reduce the issued capital (Article 4A, paragraph 1);

h. the removal in whole or in part of the limitations on the option to transfer, issue, or allocate shares (Article 6, paragraph 5 under c and d);

i. the determination or change of the dividend percentage for financing preference shares (Article 21, paragraphs 2 and 3);

j. the provision of reservations (Article 21, paragraph 7);

k. the settlement of a loss charged to the distributable portion of the Company's equity (Article 21, paragraph 9);

l. payments from the distributable portion of the Company's equity (Article 21, paragraph 10);

m. interim dividends (Article 21, paragraph 11);

n. payments in shares (Article 21, paragraph 14);

o. payability of payments (Article 22, paragraph 1);

p. the amendment of the Articles of Association (Article 23, paragraph 1);

q. the winding-up of the Company (Article 23, paragraph 1),

the Board of Management shall require the approval of the Supervisory Board for decisions concerning:

r. the issue and acquisition of debt instruments issued by the Company or of debt instruments issued by a limited partnership or general

partnership in which the Company is a fully liable partner;

s. an application for listing or for withdrawal of listing of the securities referred to in a., e., and r. in the official list of any stock exchange;

t. entry into or termination of continuing cooperation by the Company or a dependent company with another legal entity or partnership, or as a fully liable partner in a limited partnership or general partnership, if such cooperation or the termination thereof is of substantial significance for the Company;

u. the acquisition of a participating interest in the capital of another company, the value of which equals at least the sum of one-quarter of the issued capital and the reserves as shown in the Company's balance sheet and its accompanying explanatory notes, or the substantial increase or reduction of such a participating interest;

v. investments equal to at least the sum of one-quarter of the issued capital and the reserves as shown in the Company's balance sheet and its accompanying explanatory notes;

w. an application for bankruptcy and a moratorium on payments;

x. the termination, whether simultaneously or in rapid succession, of the employment of a considerable number of employees of the Company or of a dependent company;

y. a drastic change in the conditions of employment of a considerable number of employees of the Company or of a dependent company; and

z. a proposal for a legal merger and/or split-up.

11.6 The Board of Management shall also require the approval of the Supervisory Board for:

a. the granting of mortgages and the issue of positive or negative mortgage statements;

b. the provision of sureties, guarantees or any form of security for liabilities of parties other than group companies of the Company;

c. cooperation by the Company as a corporate body of a subsidiary of the Company in the performance of an act as referred to in a. and b.

above, by said subsidiary;

provided that the approval shall not be required insofar as the total of the maximum amounts of principal in respect of which securities as referred to in a., b., and c. above, have been provided by the Company and its subsidiaries as referred to in c. above, including the amount of principal involved in said legal act, does not exceed an amount equal to one-quarter of the issued capital and the reserves as shown in the Company's balance sheet and its accompanying explanatory notes at the time that the legal act in question is performed. However, the Supervisory Board shall be authorized to increase the aforementioned amount periodically to a level to be notified to the Board of Management, but not exceeding an amount equal to the sum of the Company's issued capital and reserves as shown in its balance sheet and the accompanying explanatory notes.

**Supervisory Board**

**Article 12**

12.1 The number of Supervisory Board members shall be determined by the Supervisory Board, with due consideration of the minimum stipulated in Article 9. If there are less than three Supervisory Board members, the Supervisory Board shall proceed without delay to supplement the number of its members.

12.2 The Supervisory Board members shall be appointed by the General Shareholders' Meeting, with due consideration of paragraphs 3 through 6 of this article.

12.3 If a Supervisory Board member needs to be appointed, the Supervisory Board shall draw up a binding nomination, in such a way that a choice can be made between at least two persons for each appointment.

12.4 The provisions in Article 10, paragraph 4 shall also apply to the appointment of a Supervisory Board member.

12.5 When a person is nominated for appointment to the Supervisory Board, the

candidate's age, profession, amount in shares or depositary receipts of shares he holds in the Company's capital, and his past or present positions shall be specified, insofar as the same are relevant in relation to the performance of his duties as a Supervisory Board member. If he is already a Supervisory Board member for other legal entities, this shall also be mentioned; if there are companies amongst these legal entities which belong to the same group, it shall be sufficient to name the group. The information referred to in this paragraph and in the following paragraph must be mentioned in the notice convening the meeting or in the agenda which is available for perusal in the offices of the Company, in which case the notice convening the meeting must refer to the agenda.

12.6 The nomination for appointment of a Supervisory Board member shall state the reasons for the nomination.

12.7 Supervisory Board members shall resign no later than on the day of the first General Shareholders' Meeting held after four years have elapsed since their appointment; a resigning Supervisory Board member may be immediately reappointed. Resignation shall be by rotation according to a roster, to be drawn up by the Supervisory Board.

12.8 The General Shareholders' Meeting shall be authorized at all times to suspend or remove a Supervisory Board member, with due consideration of the provisions later in this article.

12.9 Unless proposed by the Supervisory Board, the General Shareholders' Meeting may adopt a resolution to suspend or remove a Supervisory Board member only by a majority of at least two-thirds of the votes cast, if that majority represents more than one-third of the issued capital.
The provisions in the final sentence of Article 10, paragraph 4 shall also apply.

12.10 The Supervisory Board members shall receive remuneration that is not dependent on the profit, to be determined by the General Shareholders' Meeting.

12.11 As of the date on which a resignation goes into effect, the Supervisory Board

member in question may no longer claim remuneration for the remaining portion of his term of office.

**Article 13**

13.1 Without prejudice to the duties of the Supervisory Board laid down elsewhere in these Articles of Association, it shall be the duty of the Supervisory Board to supervise the policy of the Board of Management and the general course of affairs of the Company and its enterprises; the Supervisory Board shall assist the Board of Management by providing advice. In the performance of their duties, the Supervisory Board members shall be guided by the interest of the Company and the enterprise connected therewith.

13.2 Every Supervisory Board member shall at all times have free access to the offices and shall be authorized, although only by decision of the Supervisory Board, to inspect books, correspondence, and documents.

13.3 The Supervisory Board may cause itself to be assisted, at the Company's expense, by such experts as it deems desirable. The costs of the experts' services shall be borne by the Company.

13.4 The Supervisory Board shall elect one of its number as chairman and shall appoint a secretary who may or may not be one of its number.

13.5 The Supervisory Board shall meet as frequently as the chairman or two other Supervisory Board members deem necessary. Notification of the meetings shall take place at least five days in advance. A meeting not convened in this manner may also take valid decisions if all the Supervisory Board members are present at the meeting. The Supervisory Board shall take decisions by an absolute majority of votes.

In the application of this paragraph, a meeting held by telephone shall be considered the same as a meeting at which Supervisory Board members are present in person, provided that all who take part in the meeting held by telephone can understand every word that all other members say throughout the meeting.

The minutes of the meetings shall be adopted at the following meeting and signed by the chairman and the secretary as proof of their adoption. Where the chairman considers it appropriate, the minutes may be adopted by the chairman and the secretary themselves, in which case this must be evident from the signatures of the chairman and the secretary on the minutes. When minutes have been adopted in this manner, the chairman shall state this during the following meeting of the Supervisory Board.

13.6 The Supervisory Board shall decide whether and to what extent the members of the Board of Management shall attend the meeting of the Supervisory Board.

13.7 The Supervisory Board may also take decisions, without holding a meeting, in writing, including by fax, provided that all Supervisory Board members have been notified that they have the opportunity to express their views.

13.8 The signature of the chairman or his deputy or the signatures of two other Supervisory Board members shall constitute proof of the decision which is mentioned in the statement that bears the signature or signatures specified.

13.9 If for any reason the number of functioning Supervisory Board members should fall below the minimum stipulated in Article 9, the remaining member or members shall continue to constitute a duly authorized body, notwithstanding the obligation of such remaining member or members to proceed without delay to take steps to supplement the number of Supervisory Board members.

**General Shareholders' Meeting**

**Article 14**

14.1 The annual General Shareholders' Meeting shall be held within six months after the close of the financial year. At that meeting, *inter alia*:

a. the annual report of the Board of Management shall be considered;

b. the financial statements drawn up by the Board of Management shall be considered and, if appropriate, approved;

c. a resolution shall be put concerning the discharge of the Board of Management from all liabilities for the management of the Company and the Supervisory Board for its supervision thereof;

d. a resolution shall be put concerning the payment of the portion of the profit referred to in Article 21, paragraph 7, final sentence;

e. the proposals made by the Board of Management and/or the Supervisory Board shall be presented, as well as proposals that may have been submitted by shareholders or depositary receipt holders with due consideration of paragraph 2;

f. a resolution shall be put concerning measures to be taken to fill any vacancies.

The topics referred to in a. through d. do not need to be put on the agenda for that meeting if the period of time for drawing up the financial statements has been extended or if the agenda contains a proposal to extend that period of time, with due consideration of Article 20, paragraph 2.

14.2 Requests by shareholders and depositary receipt holders, which, on their own or jointly, represent one percent (1%) of the issued capital, to put topics on the agenda for the General Shareholders' Meeting shall be honored, as long as they are submitted to the Board of Management or the chairman of the Supervisory Board at least forty-five days before the date of the meeting, unless the Supervisory Board and the Board of Management deem that the inclusion of such items on the agenda would conflict with substantial interests of the Company.

**Article 15**

15.1 Extraordinary General Shareholders' Meetings shall be held as frequently as the Board of Management or the Supervisory Board convenes such meetings and must be convened if one or more shareholder(s) and/or depositary receipt holder(s), jointly representing at least one-tenth of the issued capital, submits/submit such a request to the Board of Management or the Supervisory Board in writing, stating the exact topics to be considered.

15.2 If neither the Board of Management nor the Supervisory Board, which in this case shall always have equal powers, accedes to this request in such a way that this General Shareholders' Meeting can be held within six weeks after the application, the applicants themselves may convene the meeting and arrange for it to be chaired.

**Article 16**

16.1 Resolutions of the General Shareholders' Meeting shall be passed by an absolute majority of the votes cast, except in cases where the law or these Articles of Association dictate a greater majority. Votes shall be cast orally unless the chairman of the meeting decides otherwise. If the chairman offers the opportunity and no person entitled to vote objects, voting by acclamation shall be permitted. If, in respect of the election of persons, an absolute majority has not been achieved, a second ballot shall be held; if this again fails to produce an absolute majority, a third ballot shall be held, this time between the two people who obtained the greatest number of votes on the second ballot, and the person obtaining the most votes on this third ballot shall be deemed to have been elected.

If a tie in voting on the second ballot causes more than two people to be eligible, an interim ballot shall determine which two people shall go forward to the third ballot. Should the two people then remaining obtain the same number of votes, lots shall be drawn to decide the issue.

If there is a tie in voting in an election based on a binding nomination, the person placed first on the list of nominations shall be elected.

16.2 If there is a tie in voting on matters other than persons, the proposal shall be considered rejected.

16.3 Blank votes and invalid votes shall be considered not to have been cast.

**Article 17**

17.1 Every shareholder and every depositary receipt holder shall be entitled to attend the General Shareholders' Meeting and to address the meeting, either in person or represented by a person holding a written proxy.

17.2 Every shareholder and every usufructuary of shares or pledgee of shares who holds the voting right pursuant to the provisions in Article 5, paragraph 4 and Article 5, paragraph 5 shall be entitled to exercise his voting right in the General Shareholders' Meeting, either in person or represented by a person holding a written proxy.

17.3 The Board of Management may determine when convening a General Shareholders' Meeting that every shareholder or depositary receipt holder may only be represented in that General Meeting by no more than one of a number of persons holding written proxies, to be determined by the Board of Management. In that case, notification of such shall be included in the notice convening that General Meeting.

Any limitations as referred to previously in this paragraph shall not apply to a trust as mentioned or referred to in Article 6, paragraph 5.

17.4 The Board of Management may determine that, in the application of the provisions in paragraphs 1 and 2, the entitled parties shall be those parties who (i) are a shareholder or depositary receipt holder at a time to be set by the Board of Management, such time to be referred to hereinafter as the "time of registration" and (ii) are registered as such in a register indicated by the Board of Management (or one or more parts thereof), to be referred to hereinafter as the "register", provided (iii) the holder of the register has reported to the Company in writing at the request of the shareholder or depositary receipt holder in question before the relevant General Shareholders' Meeting the fact that the shareholder or depositary receipt

holder in question intends to attend the General Shareholders' Meeting, regardless of who the shareholder or depositary receipt holder is at the time of the General Shareholders' Meeting. The report shall state the name and the number of shares or depositary receipts of shares which confer the right to attend the General Shareholders' Meeting on the shareholder or the depositary receipt holder. The preceding provisions in (iii) concerning the report to the Company shall also apply to the person holding the written proxy of a shareholder or depositary receipt holder.

17.5 If the Board of Management does not use the power referred to in paragraph 4, then in order to exercise the rights referred to in paragraphs 1 and 2, a shareholder, pledgee, or usufructuary who holds the voting right and/or the rights granted by law to the holders of depositary receipts of shares issued with the cooperation of the Company, or a holder of registered depositary receipts of financing preference shares issued with the cooperation of the Company, must have notified the Company in writing that he intends to attend the General Shareholders' Meeting. This notification shall state the name and the number of shares or registered depositary receipts which confer the right to attend the meeting on the person in question.

The preceding provisions concerning notification of the Company shall also apply to the person holding the written proxy of a shareholder or depositary receipt holder.

If the Board of Management does not use the power referred to in paragraph 4, then in order to exercise one or more of the rights referred to in paragraph 1, holders of depositary receipts of bearer shares issued with the cooperation of the Company must have deposited the depositary receipts or a receipt issued by a bank for that purpose at a place to be determined by the Board of Management, in exchange for a receipt which shall grant access to the General Shareholders' Meeting.

17.6 The time of registration referred to in paragraph 4, the time of deposit referred to in paragraph 5, and the latest possible times referred to in those

paragraphs at which the intention to attend the General Shareholders' Meeting must have been notified, may be set no earlier than at a time on the seventh day and no later than at a time on the third day before the day of the General Shareholders' Meeting. Those times, insofar as they are applicable, will be included in the notice convening the General Shareholders' Meeting, as well as the information as to where and the way in which registration, deposition, or notification should take place.

17.7 In addition, a person wishing to exercise one or more of the rights referred to in paragraphs 1 and 2 must sign the attendance list prior to the meeting, stating his name, the name(s) of the party or parties he is representing as proxy, the number of shares and/or depositary receipts of shares represented by him, and, where applicable, the number of votes that he is able to cast.

17.8 Persons holding written proxies must show their proxies at the meeting. The Board of Management may determine that the proxies of persons entitled to vote shall be attached to the attendance list.

17.9 Each share shall confer the right to cast one vote, if the provisions of this article on this matter have been duly recognized.

**Article 18**

18.1 All General Shareholders' Meetings shall be held in Amsterdam, Diemen, Duivendrecht, Utrecht, The Hague, Rotterdam, or Schiphol (which lies in the municipality of Haarlemmermeer); the chairman of the Supervisory Board shall preside over the meetings. In his absence, one of the other Supervisory Board members shall preside, unless the Supervisory Board members present at the meeting decide otherwise. If no Supervisory Board members are present, the meeting shall appoint its own chair.

18.2 Minutes shall be kept of the proceedings in the General Shareholders' Meetings by a person designated by the chairman; such minutes shall be adopted and signed as proof thereof by the chairman of the meeting and the person who has kept the minutes. All minutes shall be recorded in a register to be kept for that purpose by the Board of Management.

18.3 In the event that on request of the parties that have convened the meeting notarial minutes are kept of the proceedings in a General Shareholders' Meeting, the provisions in the previous paragraph shall not apply and the signature of the notarial minutes by the notary public himself and by the chairman of the meeting or another Supervisory Board member present at the meeting and designated by the chairman shall suffice.

18.4 The minutes or notarial minutes shall specify the number of shares represented at the meeting and the number of votes, both numbers based on the attendance list referred to in Article 17, paragraph 7; said attendance list shall not form part of the minutes or the notarial minutes and shall not be made available to a shareholder or depositary receipt holder, unless the shareholder or depositary receipt holder shows that he has a reasonable interest in checking that the proper procedures for the meeting in question have been followed.

18.5 Access to the General Shareholders' Meeting shall be granted not only to shareholders but also to depositary receipt holders or their proxies, the Supervisory Board members, the members of the Board of Management, and, if, on request of the persons who have called the meeting, notarial minutes of the proceedings of the meeting are to be kept, the notary public designated by such persons.

18.6 All matters relating to admission to the General Shareholders' Meeting, the speaking time allowed, the exercise of voting rights, and the results of ballots, as well as all other matters related to the order and conduct of the meeting, shall be decided definitively by the chairman of the meeting, without prejudice to the provisions in the previous paragraph and in Article 2:13 (4) of the Dutch Civil Code.

**Article 19**

19.1 The notice convening General Shareholders' Meetings shall take place at least fourteen days before the meeting (not counting the day on which the notice is issued and the day of the meeting).

19.2 All notices of meetings and other notices to shareholders and depositary receipt holders shall take place by means of an advertisement in a nationally distributed daily newspaper chosen at the discretion of the parties convening the meeting and also in the official list (*Officiële Prijscourant*) of Euronext Amsterdam N.V. Notices of meetings shall state the time and place of the meeting and, without prejudice to the provisions in Article 2:99 (7) of the Dutch Civil Code and Article 23, paragraph 2, shall state that the shareholders and depositary receipt holders may take cognizance at the Company's office of the topics to be considered, while a free copy of the agenda and any appendices must be available to every shareholder and every depositary receipt holder at the Company's office and if necessary also at one or more other locations to be mentioned in the notice.

**Meetings of parties holding shares of a specific type**

**Article 19A**

19A.1 Meetings of parties that hold shares of a specific type are held as frequently as a resolution is required by the meeting in question and as frequently as is deemed desirable by either the Board of Management or the Supervisory Board, or if one or more shareholder(s) and/or depositary receipt holder(s), jointly representing at least one-tenth of the capital issued in the form of the shares in question, so request in writing to the Board of Management or the Supervisory Board, stating the exact matters to be considered, to which the provisions in Article 15, paragraph 2 shall also apply.

19A.2 The provisions in Articles 16 through 19 concerning the General Shareholders' Meetings and the notice convening such shall likewise apply insofar as is possible, to the extent that the following provisions in this article do not deviate from aforementioned provisions and provided that the provisions in Article 17 only apply to the extent that they concern the shares of the type in question or the holders, usufructuaries and pledgees thereof and the depositary receipts of such shares issued with the cooperation of the

Company or the holders thereof.

19A.3 The notices to convene meetings of holders of financing preference shares or holders of financing preference shares from a specific series shall be sent in writing to the addresses of the shareholders in question as recorded in the shareholder register and to the addresses, reported to the Board of Management for that purpose, of the holders of registered depositary receipts of such shares issued with the cooperation of the Company, with due consideration of a period of eight days, not counting the day on which the notices are sent or the day of the meeting. A meeting as referred to in the previous sentence shall appoint its own chair.

19A.4 All resolutions that holders of financing preference shares or holders of financing preference shares from a specific series may take in a meeting can also be taken without holding a meeting. Decisions may only be taken without holding a meeting if the request to do so comes from the Board of Management or the Supervisory Board and all holders, usufructuaries, and pledgees of the financing preference shares or of the financing preference shares from the series in question who are entitled to vote have expressed their opinion in favor of such proposal in writing (which shall include every document transmitted via common channels of communication and received in written form). The resolution shall be recorded by the chairman of the Supervisory Board in the register of minutes of the meetings of holders of the financing preference shares or of holders of the financing preference shares from the series in question, and the chairman shall sign the entry; in addition, the document demonstrating the resolution shall be kept in the register of minutes.

**Financial year—Financial statements and annual report**

**Article 20**

20.1 The Company's financial year shall run concurrently with the calendar year.

20.2 Each year within five months after the close of the financial year – unless this period is extended by the General Shareholders' Meeting by no more than six months on the grounds of exceptional circumstances – the Board of Management shall prepare financial statements, to which a report on the past financial year shall be annexed.

20.3 The Board of Management shall submit the documents referred to in the previous paragraph of this article to the Supervisory Board. The Supervisory Board shall give a preliminary recommendation regarding the financial statements to the General Shareholders' Meeting.

20.4 The financial statements shall be signed by all the members of the Board of Management and all the Supervisory Board members; if any of the signatures is missing, this shall be stated, together with the reason therefor.

20.5 The financial statements together with the annual report, the auditor's certificate referred to in paragraph 8, and the further information to be provided pursuant to Article 2:392 (1) of the Dutch Civil Code shall be made available for perusal by shareholders and depositary receipt holders at the Company's office from the day of the convening of the General Shareholders' Meeting at which the said documents are to be considered; copies of such documents shall be available to shareholders and depositary receipt holders at the Company's office free of charge; the Board of Management may stipulate that the said copies shall also be obtainable elsewhere.

The Company shall make copies of the financial statements and annual report available to third parties at no more than cost.

20.6 The General Shareholders' Meeting may not adopt the financial statements if they have not been able to take cognizance of the auditor's certificate referred to in paragraph 8, unless a lawful ground for the absence of such a

certificate is stated in the "further information" referred to in paragraph 5.

20.7 Within eight days after adoption of the financial statements by the General Shareholders' Meeting the Board of Management shall deposit a complete copy of the said financial statements, together with a copy of the auditor's certificate, as referred to in paragraph 8, relating thereto, for public inspection at the office of the commercial register.

20.8 The General Shareholders' Meeting or, if no instructions are given by that meeting, the Supervisory Board, or, if no instructions are given by that board, the Board of Management, shall instruct a certified public accountant or another expert as referred to in Article 2:393 (1) of the Dutch Civil Code or an organization in which accountants work together as referred to in that paragraph – all referred to hereinafter as "the auditor" – to examine, in accordance with the provisions in Article 2:393 (3) of the Dutch Civil Code, the financial statements prepared by the Board of Management. The auditor shall report on his audit to the Supervisory Board and the Board of Management and shall set out the result of his audit in a certificate. The instructions to the auditor may be withdrawn at any time by the General Shareholders' Meeting and by the person who gave the instructions; instructions given by the Board of Management may also be withdrawn by the Supervisory Board.

**Profit distribution**

**Article 21**

21.1 From a profit as shown by the adopted financial statements shall, where possible, first be paid a dividend on every financing preference share from a specific series, said dividend to be equal to a percentage calculated over the amount referred to in the following sentence, the result being rounded up to the nearest whole eurocent as needed. The payment referred to in the previous sentence shall be calculated over the amount equal to the nominal amount of the financing preference share in question at the start of the

financial year, plus the amount in share premium paid in for each financing preference share from the series in question at the time of the first issue of financing preference shares from the series in question, less the amount paid prior to the relevant financial year for each financing preference share in question from the reserve formed from the share premiums at the time of the issue of financing preference shares from the series in question. If and insofar as a payment occurred in respect of the relevant shares during the financial year from the reserve formed from the share premiums at the time of the issue of shares from the series in question, or a partial repayment on such shares took place, the amount of the payment shall be time-proportionally reduced in the ratio of the amount of the payment from that share premium reserve and/or the amount of the repayment to the amount referred to in the previous sentence. The percentage referred to in the first sentence of this paragraph relates to the euro-denominated interest rate swap for a period of time as described later in this paragraph, calculated and determined in the manner stated later in this article. The period of time referred to in the previous sentence shall be as follows for each of the following series of financing preference shares:

series FPA: seven years;

series FBP: ten years;

series FPC: fifteen years.

To calculate the dividend to be paid over a specific period of time, the annual dividend shall be multiplied by a fraction in which the numerator is the number of days in that period of time (each completely elapsed month shall be considered to comprise thirty days) and the denominator is three hundred and sixty.

21.2 The percentage of the dividend on the financing preference shares from a specific series shall be calculated by taking the rate of the euro-denominated interest rate swap, as published on Bloomberg page(s) IRSB <GO>, 19 <GO>, page 1, under column ASK, for the relevant period of time, eleven a.m. local time in Brussels, Belgium, two TARGET Settlement days as

described below prior to the day on which for the first time financing preference shares from the series in question are issued, or on which the dividend percentage is adjusted respectively, or the last point of time prior to the aforementioned time of eleven a.m., on the Bloomberg page(s) that replace(s) the aforementioned page(s), in which the dividend percentage shall be equal to the relevant aforementioned rate, possibly increased by a maximum of one hundred and sixty basis points (1.6%), depending on the market circumstances at that time, if the Board of Management should so decide with the approval of the Supervisory Board; such an increase may differ for each series.

In the application of the provisions in this article, "TARGET Settlement day" shall be understood to be every day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system of the European Central Banks is open to handle the international flow of payments in the European Union.

If no dividend percentage can be calculated due to the absence of rates on the aforementioned Bloomberg page(s), with due consideration of the provisions earlier in this paragraph, the dividend percentage in question shall be set at the arithmetic mean of the fixed euro interest rate which is offered for that period of time in exchange for a variable interest rate set on the basis of six-month EURIBOR by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland"), ABN AMRO Bank N.V., and Deutsche Bank AG, again possibly increased by a percentage as referred to at the end of the last sentence but one.

21.3 For the first time, as at the first day of the calendar month subsequent to the day on which the period described later in this paragraph has elapsed since the day on which for the first time financing preference shares from the series in question were issued and then afterwards after each period of time as described later in this paragraph, the dividend percentage for all financing preference shares from that series, regardless of when they were issued, shall be adjusted and related to the euro-denominated interest rate swap for a

period as described later in this paragraph, to be calculated and determined in the way described in paragraph 2. The period referred to in the previous sentence for each series of financing preference shares is equal to the period stated for the series in question in the last sentence but one in paragraph 1 of this article.

21.4 If and insofar as the profit is insufficient to fully cover the payment as referred to in this article, the deficit shall be distributed, if the law so permits, from the reserves, with the exception of the reserves formed from the share premiums when the financing preference shares were issued. If and insofar as the payment referred to earlier in this article cannot be paid from these reserves, the provisions set out earlier in this article and in paragraph 7 shall first apply in the subsequent financial years after the deficit has been eliminated. In the application of the provisions in this paragraph, the holders of financing preference shares from the various series shall be dealt with proportionate to the amounts to which they are entitled.

21.5 If the first issue of financing preference shares from a series takes place in the course of a financial year, the dividend for that series of financing preference shares over the financial year in question shall be reduced proportionate to the first day of issue.

21.6 If the profit for a financial year is determined and one or more financing preference shares were withdrawn with repayment during that financial year, the parties who were the holders of those financing preference shares at the time of said withdrawal shall have an inalienable right to a payment as described below. The payment that, if possible, shall be made to such a person shall be equal to the amount of the payment to which he would be entitled on the grounds of the right stipulated earlier in this article if the aforementioned financing preference shares were still outstanding at the time of profit determination, calculated proportionate to the period of time that the financing preference shares in question were outstanding during the relevant financial year, less any interim payments as referred to in paragraph 11 of this article that were already paid for those financing

preference shares during that financial year.

21.7 The Board of Management shall determine, with the approval of the Supervisory Board, which portion of the profit shall be reserved after the application of the provisions in the preceding paragraphs.
The remaining profit is at the free disposal of the General Shareholders' Meeting.

21.8 The Company may only make payments to the shareholders and other parties entitled to payments from the payable portion of the profit to the extent that its equity exceeds the amount of the issued capital plus the reserves that the Company must retain by law.

21.9 If losses were incurred over any year, no dividends shall be paid on the ordinary shares. Dividends on the ordinary shares may only be paid over the following years after the loss has been compensated for by profit. However, the General Shareholders' Meeting may decide based on a proposal by the Board of Management made with the approval of the Supervisory Board to offset such a loss against the payable portion of the Company's equity. If the General Shareholders' Meeting decides to offset a loss against the payable portion of the Company's equity based on a proposal by the Board of Management made with the approval of the Supervisory Board, the provisions in the first two sentences of this paragraph shall not apply. However, a loss may not be offset against the reserves formed from the share premiums at the time of issue of financing preference shares.

21.10 Without prejudice to the provisions in Article 4A, paragraph 4 and in the paragraphs 4, 9, and 11 of this article, the General Shareholders' Meeting may decide based on a proposal by the Board of Management made with the approval of the Supervisory Board to make payments to shareholders from the payable portion of the Company's equity. As stated above, no payments may be made for ordinary shares from the reserves formed from the share premiums at the issue of financing preference shares.

21.11 The Board of Management may decide with the approval of the Supervisory Board to make an interim payment. Such payment may also exclusively take

place in respect of shares of a specific type, with due consideration of the preference indicated earlier in this article.

21.12 Interim payments may only be made if the requirements in paragraph 8 have been met as shown by an interim equity statement as referred to in Article 2:105 (4) of the Dutch Civil Code.

21.13 Decisions to make interim and other payments must immediately be made public.

21.14 The General Shareholders' Meeting may decide based on a proposal by the Board of Management made with the approval of the Supervisory Board that a payment for ordinary shares shall take place in part or in whole not in cash but in shares in the Company.

21.15 A deficit may only be offset against a legally required reserve to the extent that the law permits.

**Payability**

**Article 22**

22.1 Dividends and other payments to shareholders shall be payable on a day to be determined by the Board of Management, which shall be within fourteen days after the day on which the dividend or the other payment (as the case may be) has been approved, unless the General Shareholders' Meeting sets another day based on a proposal by the Board of Management made with the approval of the Supervisory Board.

22.2 Unclaimed payments due to shareholders shall expire after five years have elapsed on the day subsequent to the day on which the claim became payable.

## Amendments to Articles of Association; winding-up of the Company

### Article 23

23.1 Resolutions to amend the provisions in these Articles of Association and to wind up the Company may be passed only by a General Shareholders' Meeting at which at least two-thirds of the issued capital is represented and by a majority of at least three-quarters of the votes cast. If however a proposal for a resolution as referred to in the preceding sentence is made jointly by all the members of the Board of Management in office and if such proposal is put to the General Shareholders' Meeting with the joint approval of all the Supervisory Board members in office, the said resolution may be passed by an absolute majority of the votes cast, irrespective of the capital represented.

23.2 When a proposal to amend the Articles of Association is made, such proposal must always be mentioned in the notice convening the General Shareholders' Meeting; a copy of the proposal, containing the exact wording of the amendment(s), must be deposited for perusal by any shareholder and any depositary receipt holder at the Company's office from the time of the convening of the meeting until the time of the end of the meeting, and a free copy of the said proposal must be obtainable by any shareholder and any depositary receipt holder at the Company's office; mention must be made of such deposit in the notice convening the meeting.

23.3 Amendments to the Articles of Association that entail changes to the rights granted to the holders of financing preference shares from one or more specific series must first be approved by the meeting of holders of such series (whether one or more) of financing preference shares.

**Liquidation**

**Article 24**

24.1 Upon the winding-up of the Company by a resolution of the General Shareholders' Meeting, the members of the Board of Management shall liquidate the Company's assets under supervision of the Supervisory Board, unless the General Shareholders' Meeting designates one or more other liquidators.

24.2 The General Shareholders' Meeting shall determine the remuneration to be granted to the liquidator(s) and to the person(s) who has/have supervised the liquidation.

24.3 The books, documents and other records of the wound-up Company shall be stored for seven years after completion of the liquidation in the care of the person named for that purpose by the General Shareholders' Meeting.

24.4 The liquidation shall be effected in due compliance with the relevant statutory provisions.

24.5 The balance of the Company's equity remaining after the discharge of all debts shall be distributed as follows:

(a) first, insofar as is possible, each holder of financing preference shares shall receive a payment of: (i) the nominal amount paid in for his financing preference shares, as well as the amount of share premium paid in for his financing preference shares at the issue thereof, less the amount paid on his financing preference shares prior to the day of payment from the share premium reserve that is connected to the financing preference shares from the relevant series; (ii) an amount equal to the amount in dividends pursuant to Article 21 not paid on the financing preference shares over the financial years that have elapsed completely prior to the decision to wind up the Company; (iii) an amount calculated in accordance with the provisions in Article 21, paragraphs 1 through 5, time-proportionate to the period of time that commences on the first day after the last completely elapsed financial

year prior to the decision to wind up the Company and ends on the day of the payment as referred to in this paragraph in respect of the relevant financing preference shares, provided that all dividends paid on the relevant financing preference shares over this period of time shall be deducted from the payment pursuant to the provisions in this paragraph, subsection (iii). If the balance referred to is insufficient to make the payments referred to above, the deficit shall be deducted from the amounts to be paid to the holders of financing preference shares, proportionate to the amounts to which they are entitled;

(b) the amount remaining after this has been effected shall be distributed to the holders of ordinary shares proportionate to the total amount of each person's ordinary shares.

24.6 The provisions of these Articles of Association shall remain in force as far as possible during the liquidation.

**Unforeseen circumstances**

**Article 25**

All matters not covered by these Articles of Association or by law shall be decided by the General Shareholders' Meeting.

**Transitional provision**

**Article 26**

26.1 Shareholders, usufructuaries and pledgees may not exercise the rights connected to a share for which a certificate has been issued in the past unless they are recorded in the register referred to in Article 8. Recording in the aforementioned register shall take place against surrender of the relevant certificate to the Company.

The Company is authorized to charge the costs relating to this matter to the shareholder.

26.2 The financial year that started on the first of October in the year two thousand and one shall end on the thirtieth of September in the year two thousand and two.

The financial year that started on the first of October in the year two thousand and two shall end on the thirty-first of December in the year two thousand and three.

26.3 As of the amendment to the Articles of Association which decision was taken in the General Shareholders' Meeting held on the ninth of July in the year two thousand and two (which therefore goes into effect on the twelfth of July in the year two thousand and two), the Board of Management has been designated for a period of eighteen months as the body authorized to take decisions to issue and/or grant rights to subscribe to such a number of financing preference shares, regardless of the series, as included in the authorized capital.

In closing, the person appearing declares that, at the time of the execution of this deed, the issued capital of the Company amounts to twenty million eight hundred and twenty-nine thousand six hundred and fourteen euros and fifty eurocents (EUR 20,829,614.50) divided into eighty-three million three hundred and eighteen thousand four hundred and fifty-eight (83,318,458) ordinary shares with a nominal value of twenty-five eurocents (EUR 0.25) each.

The required ministerial certificate of no objection was granted on the eleventh of July in the year two thousand and two, number N.V. 22.004.

The documents attesting to the decisions mentioned in the opening lines of this deed and the approval thereof shall be appended to this deed.

Whereof this deed executed in one original in Amsterdam, on the date stated at the beginning of this deed.

After stating the substance of the deed and providing an explanation thereof, and after the person appearing has stated that he has taken cognizance of the contents of the deed and approved them, immediately following the reading of those parts of the deed required by law to be read aloud, this deed shall be signed by the person appearing, who

is known to me, notary public, and by me, notary public.

(signatures) C.A. Voogt, H.J. Steinvoort.

ISSUED AS A TRUE COPY

**CSM**

**CSM nv**
**Corporate Communications**

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 63 20
F 020 590 62 17
E marjolein.moerer@csm.nl



# Press Release

## CSM ARRANGES LONG-TERM BANKING FACILITIES WORTH € 685 MILLION

**CSM nv has arranged banking facilities worth € 685 million for a period of five years. The facilities, which have been provided by a group of existing banking relations, will be used mainly to re-finance current loans which were due for repayment in 2004 and 2005.**

---

**For more information please contact:**
Marjolein Moerer, Communication Manager CSM nv, tel. +31 (0)20 590 6320 / +31 (0)6 5352 7622.

Background information:

**CSM nv** is an internationally operating company active in the development, production, sale and distribution of food ingredients and sugar confectionery. Next to bakery ingredients and products, its other main product groups are sugar confectionery, sugar and lactic acid. CSM nv has an annual turnover of EUR 3.8 billion and operates in Europe, the United States, Canada, Brazil and Asia. It employs approximately 14,000 staff.

2004/01

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM REPORTS NET PROFIT OF EUR 177.5 MILLION FOR 2003

**Diemen, the Netherlands, 20 February 2004 – Today, CSM nv announces its results for calendar year 2003.**

The main developments in 2003:

- Net profit* of EUR 177.5 million (2002: EUR 195.6 million).
- Net turnover of EUR 3,484 million (2002: EUR 3,421 million).
- Earnings per share** of EUR 2.28 (2002: EUR 2.45).
- The turnover and results were considerably impacted by the strong decline of the US dollar (2002: EUR=USD 0.95 compared with 2003: EUR=USD 1.13). At constant exchange rates the net turnover would have increased by 8% while the net profit* and the earnings per share** would have decreased by 4.4% and 2% respectively.
- An unchanged dividend of EUR 0.80 per share is proposed to the shareholders.
- CSM Bakery Supplies Europe saw its turnover and EBITA rise largely as a result of acquisitions.
- CSM Bakery Supplies North America improved its turnover and results thanks to the positive contribution of the Brill and Caravan acquisition.
- CSM Sugar Confectionery realized growth in the strategic brands despite difficult market circumstances.
- CSM Biochemicals continued the autonomous growth in volumes and turnover thanks to a growing demand for lactic acid derivatives.
- CSM Sugar's EBITA was significantly lower because of quota reductions. The beet campaign in the fourth quarter of 2003 was successful partly because of good weather conditions.

2004:

- We expect that the, on average, weaker US dollar in 2004 compared with 2003 – based on a level similar to that upon publication of the figures for 2003 (EUR=USD 1.27) – will have a negative effect of around EUR 20 million on the EBITA. Assuming there is, on average, no further substantial decline in the US dollar, we may expect a net decrease of 5-10% in earnings per share for 2004.

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* Net profit = net profit from ordinary activities before goodwill amortization

** Earnings per share = net profit from ordinary activities (less the dividend on financing preference shares) before goodwill amortization, divided by the weighted average number of ordinary shares with dividend rights



**Change to financial year**
On 1 October 2002 CSM stopped reporting on the basis of a broken financial year and started reporting on the basis of a calendar year. The transition year is an extended financial year, which runs from 1 October 2002 till 31 December 2003. This press release compares the results for calendar year 2003 with the pro-forma results for calendar year 2002. The results for the first quarter (= Q4 2002) of the extended financial year of 15 months were announced separately (see press release of 21 February 2003).

**Jaap Vink, Chairman of the Board of Management**: "2003 was a turbulent year for CSM. The weak US dollar, the decline in consumer confidence and the exceptionally hot European summer all had a negative impact on our business. Earnings per share over the whole calendar year 2003 showed a limited decrease compared with calendar year 2002 – this was in line with the expectations accompanying the half-year report.
Even so, we still made progress in 2003. CSM Biochemicals, our fastest-growing division, realized an annual growth in volume of no less than 12%. Much of this increase came from the PURASAL *Opti.form* product, a meat preservative with excellent sales in the US in particular.
Both Bakery Supplies divisions added important activities and sales channels to the company by making successful acquisitions.
During the year, we experienced some degree of impediment from the popular low-carbohydrate diet in the United States. Some of our companies responded to this by successfully developing 'low-carb' products.
Thanks to innovation and new product launches CSM Sugar Confectionery recorded an increase of 4.6% in the sales of strategic brands.
At the start of 2003 we decided to speed up and intensify the reorganization of the distribution operations of BakeMark East which was already underway. This led to the merger, closure and sale of several distribution centers in the USA and delivered an improvement in the results.
The result of CSM Sugar came under pressure because of, amongst others, the lower production quota, the increase in the EU production levy and the low selling price of C sugar on the world market. The division had a very successful beet campaign in the last few months of 2003.
We are optimistic about the future, though we expect to still feel the adverse effects of the weak US dollar and the still shaky consumer confidence this year.
By implementing internal improvement programs we are placing extra emphasis on operational excellence. What this means is that we are improving all the business processes from marketing and sales to IT, logistics and factory operations. We are paying particularly close attention to control of the working capital, costs, and capital expenditure.
We are also investing more time and energy in innovation and product renewal. Cooperation is being encouraged *within* divisions and also *between* divisions in order to stimulate autonomous growth. This way, a foundation is being laid for further growth.

CSM is a solid company with an eye to the constantly changing circumstances and a strong focus on the future. It is therefore essential that CSM can always count on motivated and committed personnel. I am deeply appreciative of their efforts in the past year."



**Prospects**

We expect the results for CSM Bakery Supplies Europe and CSM Sugar to stay more or less the same in 2004. For CSM Sugar Confectionery and CSM Bak-ry Supplies North America we expect an increase in turnover and results in 2004; certainly for CSM Bakery Supplies North America when measured in local currency. Despite further favorable developments in operations CSM Biochemicals expects its results for 2004 to be lower than last year. This is connected with the fact that we will not receive the one-off income from Cargill in 2004 (EUR 13.6 million), as we did in the first half of 2003. As in the case of CSM Biochemicals, the results of CSM Bakery Supplies North America could be significantly affected by wide fluctuations in the value of the US dollar. We expect that the, on average, weaker US dollar in 2004 compared with 2003 – based on a level similar to that upon publication of the figures for 2003 (EUR=USD 1.27) – will have a negative effect of around EUR 20 million on the EBITA. Assuming there is, on average, no further substantial decline in the US dollar, we may expect a net decrease of 5-10% in earnings per share for 2004. We also recall that the previously mentioned one-off income from Cargill will be absent in the first half of 2004.

**Results**

Net profit from ordinary activities before goodwill amortization amounted to EUR 177.5 million for calendar year 2003 (2002: EUR 195.6 million). The fall was caused mainly by the negative effects of the strong decline in the value of the US dollar, the lower results of CSM Sugar and the disappointing results of BakeMark East in North America.
After goodwill amortization the net profit from ordinary activities was EUR 136.8 million (2002: EUR 162.7 million), reflecting a fall of 15.9%.
At constant exchange rates (2003: EUR=USD 1.13 against EUR=USD 0.95 in 2002) the net profit from ordinary activities before goodwill amortization would have been EUR 186.9 million, down 4.4%.

Net turnover was EUR 3,484.2 million (2002: EUR 3,421.1 million). The acquisitions in calendar year 2003 – Brill and Caravan in the US, part of the bakery operations of Friesland Coberco in France and Belgium, the bakery ingredients operations of Unilever in Hungary and Readi-bake in the UK – contributed EUR 265.4 million to the net turnover.
At constant exchange rates (2003: EUR=USD 1.13 against EUR=USD 0.95 in 2002) the net turnover would have been EUR 3,696.2 million, reflecting a rise of 8.0%.
On balance turnover increased autonomously by EUR 9.7 million, largely because of growth in the strategic brands at CSM Sugar Confectionery and volume growth at CSM Biochemicals. This increase in turnover was partly canceled out by the termination of unprofitable distribution operations at BakeMark East (part of CSM Bakery Supplies North America) in North America.
The operating result before goodwill amortization (EBITA) fell by 2.5% to EUR 293.7 million (2002: EUR 301.2 million).
Changes in the exchange rate had a negative effect of EUR 15.3 million on the EBITA while acquisitions contributed EUR 29.9 million to the EBITA during calendar year 2003. On balance the EBITA fell by EUR 22.1 million on an autonomous basis.



The balance of financial income and charges was minus EUR 62.0 million (2002: minus EUR 43.8 million). This increase was primarily attributable to the extra financing connected with the takeover of Brill and Caravan.
The tax burden rose to 28.4% (2002: 27.5%). The return on average capital employed excluding goodwill was 23.9% (2002: 26.4%).

The return on average capital employed including goodwill was 10.5% (2002: 11.9%). The ROS for the entire calendar year 2003 works out at 8.4% (2002: 8.8%).

**Dividend proposal**
As in previous years, holders of ordinary shares and depositary receipts of ordinary shares will be able to choose between a cash dividend and a stock dividend charged to the reserves. To prevent dilution due to the emission of new shares for the stock dividend, an equal number of (depositary receipts of) shares will, in principle, be repurchased by the company. The dividend proposal for calendar year 2003 consists of a cash dividend of EUR 0.80 per ordinary share. Including the interim dividend of EUR 0.20 paid over the fourth quarter of 2002 the total dividend over the 15-month period amounts to EUR 1.00. (For further details see page 9.)

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**Webcast**
From 09.00 hours (08.00 GMT) on Friday 20 February you can listen live via our website (www.csm.nl) to the presentation that messrs Vink (CEO) and Hendriks (CFO) are holding for analysts.

**For further information please contact:**
Marjolein Moerer, Communications Manager: +31 (0)20 5906320 / +31 (0)6 53 52 76 22

Appendices:
Appendix 1: Notes and further information
Appendix 2: Consolidated balance sheet
Appendix 3: Consolidated profit and loss account
Appendix 4: Consolidated cash flow statement
Appendix 5: Segment information per business area
Appendix 6: Segment information per geographical region

**Activities CSM nv**
CSM positions itself as an internationally operating company engaged in the development, production, sale and distribution of food ingredients and sugar confectionery.
The main product groups are:
- Bakery ingredients and bakery products in Europe and North America;
- Sugar confectionery, primarily in Europe;
- Lactic acid and lactic acid derivatives on a global scale;
- Sugar, mainly in the Netherlands.

CSM holds first or second position in the market for all these groups.
**For more information see www.csm.nl**



**Appendix 1: Notes and further information**

**Divisions – results and prospects**

**CSM Bakery Supplies Europe**

The net turnover of CSM Bakery Supplies Europe rose by 2.1% to EUR 1,128.1 million in calendar year 2003. This was largely due to acquisitions (EUR 38.6 million). Autonomous growth was, on balance, more or less zero throughout the year, mainly as a result of the poor economic climate in most European countries and the extremely hot summer. According to our estimation, the hot summer weather has caused a 2% fall in the division's turnover on an annual basis.
These weather conditions particularly impacted the sales of patisserie products causing a lower turnover and margin pressure.
We can offset much of the margin pressure by making further reductions in the supply chain costs. A typical example is the closure of the production site of BakeMark Germany in Ingelheim. In 2003 all production operations at this site were transferred to the factory in Gerlenhofen, which then became Europe's largest bakery ingredient factory.
Despite tough competition – especially in the final months of 2003 – the operating companies managed to raise the selling prices by an average of 1.3% mainly to compensate for the higher costs of raw materials and packaging.
The EBITA rose by 2.7% to EUR 88.5 million in calendar year 2003 (2002: EUR 86.2 million). However, excluding the contribution of the businesses that were acquired in 2003, the EBITA fell by around 2.2%.
The sales of BakeMark Germany came under pressure from bakery discounters which made deep inroads in the German market. The negative effect on the EBITA could only be contained by considerable savings on the costs of the supply chain and sales organization. The division was also confronted with disappointing results in France, at Délices de la Tour. Sales lagged far behind due to a combination of loss of market share in the in-store segment, tight competition in the bread segment and insufficient production capacity for 'preproofed' patisserie products. On the other hand, there was a considerable improvement in the results of the frozen patisserie products of Lachaise (France).
The decline in the sales of artisan bakery fats (especially margarines) led to lower results for BakeMark Ingrédients France, BakeMark Nordic and Croexsa (Spain). Considerably higher turnovers were realized by Arkady Craigmillar (UK), Carels (the Netherlands) and Dreidoppel (Germany). Particularly Carels and Dreidoppel benefited from the sales to the ice-cream and dairy sector, due to, amongst others, the introduction of new products and a rise in demand triggered by the warm summer weather. Arkady Craigmillar managed to further strengthen its position in the in-store segment by consistently applying the key account management model.
The turnover of BakeMark International developed positively but the results lagged behind expectations. In the other countries (Scandinavia and Portugal) there was a sharp improvement in the results compared with last year.

<u>Prospects CSM Bakery Supplies Europe</u>

Given the moderate trend in turnover and EBITA for 2003 extra attention will be paid to organic growth, R&D and a further reduction in the supply chain costs. Hence, in 2004, there will be less



focus on acquisitions. We are convinced that our strong position in the European market for bakery ingredients and products forms a solid basis for further expansion and increased profitability. We expect the results for 2004 to remain at more or less the same level.

**CSM Bakery Supplies North America**

The net turnover of CSM Bakery Supplies North America amounted to EUR 1,066.2 million in calendar year 2003 (2002: EUR 1,050.7 million). This includes the contribution to the turnover by Brill and Caravan (EUR 210.4 million). At constant exchange rates (2003: EUR/USD=1.13 against EUR=USD 0.95 in 2002) and excluding the effect of acquisitions, the net turnover would have been EUR 1,017.5 million.

The EBITA stayed the same at EUR 56.8 million (2002: EUR 56.8 million). This figure also includes the contribution of Brill and Caravan. The fall in the value of the US dollar had a negative effect of around 18.1% or EUR 10.3 million on the EBITA. Excluding this effect and the effect of acquisitions, the EBITA would have been EUR 41.7 million, a fall of 26.6% compared with 2002. The strong rise in the prices of raw materials, such as soy oil and flour, had an adverse effect on the results of virtually all the operating companies in the division. Due to, amongst others, mounting competition part of these price rises could not be passed on to customers until the second half of calendar year 2003.

The results of the distribution operations of BakeMark East showed a limited improvement in the second half of 2003. Accelerated implementation of the improvement program which started at the end of 2002 led to the merger, closure and sale of several distribution centers. This caused the turnover of BakeMark East to fall by USD 48.7 million and led to the loss of 161 jobs.

The distribution operations of BakeMark West and BakeMark Canada developed according to expectations. BakeMark Canada realized a marked improvement in its results by selling many more CSM products. The loss of a major customer and the weak food service/OOH market prevented Baker&Baker from continuing the upward trend of the first half of 2003. The production companies Henry&Henry and QA Products recorded better results than in 2002 despite disappointing sales.

Thanks to the introduction of new functional ingredients ('baker's emplex') and the passing on of the higher prices for soy oil (the raw material for emulsifiers) American Ingredients Company was able to realize a marked increase in its results in the second half of 2003.

Both Brill and Caravan reported excellent results and retained their operational margins. Both companies clearly benefit from their strong (branded) products which, in combination with a specialized sales organization, guarantee a large share of their market segment.

Prospects CSM Bakery Supplies North America

The distribution operations of BakeMark East and developments in the prices of raw materials will no longer have a negative influence on the results in 2004. Moreover, the takeover of Brill and Caravan has led to a strong improvement in the breakdown of the turnover and results of CSM Bakery Supplies North America across the different market segments. We therefore expect a rise in turnover and EBITA (in US dollars) in 2004.



**CSM Sugar Confectionery**
In 2003 CSM Sugar Confectionery realized a net turnover of EUR 750.0 million (2002: EUR 742.2 million). Despite the dip in consumption during the extremely warm summer months, the turnover increase compared with 2002 was entirely due to the growth in the sales of brand products, such as Läkerol, Red Band, Venco, Malaco, Bilar and Dietorelle. A large part of this growth was triggered by the introduction of new products and innovations and the European roll-out of Dietorelle. There was a limited fall in the sales of non-brand products.
The greatest rise in turnover across the various regions was realized by Scandinavia and Italy. Finland and France, on the other hand, did not fulfil expectations. This was due to increased competition from local retailers in Finland and a downturn in consumer spending in France.
The EBITA was EUR 63.9 million and more or less the same as last year (2002: EUR 63 million).

The two principal sales channels of CSM Sugar Confectionery are the retailers and what is known as the 'impulse channel'. The sales conditions of the retailers were considerably tightened in 2003. This obstructed opportunities for introducing new products and meant that required price rises could only be partially implemented.

Expenditure on advertising and promotion in 2003 amounted to around 12% of the net turnover and, as such, is in line with the average in the European sugar confectionery sector.
In 2003 a lot of time was invested in improving the implementation of the commercial policy. The aim of this project, known as REX (Route to Excellence), is to closely analyze and improve expenditure on advertising and promotion and the approach to customers and brands in each operating company. The results will become visible in the current year by a rise in profitability.

Prospects CSM Sugar Confectionery

Though the difficult circumstances in the European confectionery market are unlikely to change in 2004, the division's attention to the growth of the strategic brands and the results of the REX project will have a positive effect on the development of turnover and EBITA. We therefore expect a further rise in turnover and EBITA in 2004.

**CSM Biochemicals**
The net turnover of CSM Biochemicals rose by 5.4% to EUR 271.1 million (2002: EUR 257.2 million). This rise includes the one-off income of EUR 13.6 million from Cargill. The acquisition of the gluconic acid (derivative) operations of Glucona contributed EUR 16.4 million to the divisional turnover.
Excluding the one-off income from Cargill and the effect of the Glucona acquisition the division recorded a lower turnover. This was largely because of the strong decline in the exchange rate of the US dollar in calendar year 2003 compared with calendar year 2002 (2003: EUR=USD 1.13 against EUR=USD 0.95 in 2002). The weaker US dollar had a negative effect of around EUR 29.1 million (translation effect) on the divisional turnover. Excluding the negative effect of the weaker US dollar (EUR 29.1 million), the absence of temporary deliveries to Cargill Dow (2002: EUR 15.6 million), the positive effect of the one-off income from Cargill (EUR 13.6 million) and the Glucona acquisition effect (EUR 16.4 million), the autonomous rise in turnover would have been 11.8%.



Excluding the temporary deliveries to Cargill Dow in 2002 the autonomous rise in volume was 12%. All regions contributed to the volume rise. Sales in North America, in particular, showed an increase due to the growing demand for the PURASAL *Opti form* meat preservative.

The EBITA more or less matched the level of 2002. This includes the one-off income of EUR 13.6 million and the negative influence (translation and transaction effects) of the weaker US dollar (EUR 15.2 million). At the start of the year the transaction risk had been fixed at a favorable level (USD 50 million against EUR=USD 1.0) and thus limited the negative effect of the fall in the US dollar. In contrast with calendar year 2002, no deliveries were made to Cargill Dow in 2003.
The integration of Glucona went smoothly and the realized cost synergies exceeded expectations. The contribution of the Glucona operations did not live up to expectations in 2003.
Because of the increased competition the effects of more expensive raw materials and the weaker US dollar could not be sufficiently absorbed in the selling prices. This development eroded the margin somewhat in comparison with 2002. The sales of gluconates as a calcium enricher in soft drinks were disappointing due to a drop in consumer spending caused by, amongst others, the SARS outbreak in Asia.

Prospects CSM Biochemicals

We anticipate a further significant rise in volume of around 15% for lactic acid and lactic acid derivatives in 2004. However, given the expected lower exchange rate of the US dollar compared with 2003 (effect: around EUR 13 million) and the absence in 2004 of the one-off income of EUR 13.6 million (in 2003) we anticipate a decrease in the EBITA for 2004.

**CSM Sugar**

In 2003 CSM Sugar realized a net turnover of EUR 268.8 million (calendar year 2002: EUR 266.5 million). The lagging turnover in the first half year was offset in the second half by the realization of the postponed sugar sales from the first half.
The beet campaign was a resounding success in 2003: in 87 days 2.35 million tons of sugar beet were processed into 397,000 tons of sugar without a hitch. The extremely warm summer delivered a high sugar content while favorable weather in the fall ensured a very low tare percentage.
The EBITA in 2003 lagged behind strongly compared with 2002. This was due to four factors:

- The reduction in quota to 304,353 tons in 2003 (2002: 325,352 tons) for the sale of sugar on the European market;
- The higher EU production levy;
- The extremely low price of sugar on the world market which, in combination with a weaker US dollar, led to lower returns from the export of C sugar;
- In contrast with 2002 the results of the stake in Nedalco were negative.

Nedalco, in which CSM has a 39% stake, is facing rock-bottom selling prices for industrial alcohol because of over-production in France. Nedalco has decided to close the alcohol distillery in Delfzijl (the Netherlands) in 2005. Meantime it will prepare to build a new factory for extracting alcohol from starch in Sas van Gent (the Netherlands).



In the last quarter of 2003 CSM Sugar introduced a selection of artificial sweeteners on the Dutch consumer market. This product line was developed in close association with Leaf Italia, one of the sister companies of CSM Sugar Confectionery.

Prospects CSM Sugar

For 2004, we expect CSM Sugar's turnover and EBITA to be more or less the same as in 2003.

**Dividend**

Upon adoption of the financial statements holders of (depositary receipts of) cumulative financing preference shares will receive the statutory dividend.
As in previous years, holders of ordinary shares and depositary receipts of ordinary shares will be able to choose between a cash dividend and a stock dividend charged to the reserves. To prevent dilution due to the emission of new shares for the stock dividend, an equal number of (depositary receipts of) shares will, in principle, be repurchased by the company.
The dividend proposal for calendar year 2003 consists of a cash dividend of EUR 0.80 per ordinary share. Including the interim dividend of EUR 0.20 paid over the fourth quarter of 2002 the total dividend over the 15-month period amounts to EUR 1.00. Shareholders and depositary receipt holders may state their preference between Friday 23 April 2004 and the close of Euronext Amsterdam on Tuesday 11 May 2004. After the close of the stock exchange on Wednesday 12 May 2004 a decision will be taken on how many dividend rights on shares or depositary receipts with a nominal value of EUR 0.25 will confer entitlement to one new share or depositary receipt with a nominal value of EUR 0.25. This will be calculated on the basis of the average share price in the period between 10 and 12 May 2004, whereby the value of the stock dividend will be approximately 5% lower than the value of the cash dividend.

**Tabaksblat Code**

In the coming period CSM will complete its internal survey on the effects of the implementation of the code. In many ways, CSM already meets the letter and/or spirit of the code, with two exceptions: the issue of depositary receipts of shares as a (temporary) protective measure and some aspects of the appointment, resignation and remuneration of members of the Board of Management. Legislative proposals regarding the depositary receipts as a (temporary) protective measure have been submitted which, unlike the Tabaksblat Code, are far more in tune with the regulations that apply to and are advocated by CSM. CSM will await these legislative developments before adopting a definitive standpoint. Obviously, in the light of, amongst others, the Tabaksblat Code, due care will need to be taken with regard to existing arrangements concerning the conditions of employment of the members of the Board of Management.
As stated in the preamble to the Tabaksblat Code, each annual report starting from 2004 will contain a chapter which is dedicated to the main lines of the corporate governance structure at CSM and adherence to the Tabaksblat Code. This chapter will be discussed as a separate agenda item at the General Shareholders' Meeting in 2005.



**Share capital**

As at 31 December 2003 79,184,301 ordinary shares of EUR 0.25 each and 4,262,566 financing preference shares of EUR 0.25 each had been issued.

| | 2003 | 2002 |
|---|---|---|
| Number of issued ordinary shares | 79,184,301 | 82,102,143 |
| Number of outstanding ordinary shares | 79,184,301 | 82,102,143 |
| Number of ordinary shares with dividend rights | 76,256,713 | 75,826,904 |
| Weighted average number of outstanding ordinary shares | 75,269,121 | 78,710,067 |

**Cash flow**

The cash flow from business operations in 2003 rose by EUR 120.8 million to EUR 424.5 million (2002: EUR 303.7 million). The operational cash flow was EUR 333.1 million, a rise of EUR 136.5 million compared with last year (2002: EUR 196.6 million). The higher interest charges from the increased financing were more than offset by a lower tax outflow due to tax assets that were included in the purchase of Brill and Caravan.

The cash flow from investment activities was EUR 469.5 million in calendar year 2003 (2002: EUR 229.8 million). The balance of acquisitions and divestments resulted in a cash outflow of EUR 335 million (2002: EUR 109.8 million). Capital expenditure on tangible fixed assets amounted to EUR 140.6 million in 2003 (2002: EUR 125.1 million).
Capital expenditure on tangible fixed assets related mainly to:

- the new production site of Carels in Goes, the Netherlands (CSM Bakery Supplies Europe);
- new donut production lines at BakeMark Germany (CSM Bakery Supplies Europe);
- the new production hall for chewing gum at RBV Leaf in Sneek, the Netherlands (CSM Sugar Confectionery);
- various capacity improvements at the production sites of PURAC (CSM Biochemicals).

The cash flow from financing activities in 2003 was EUR 217.7 million (2002: minus EUR 33.8 million). The increase in interest-bearing debts is the result of the newly acquired financing for, amongst others, the acquisition of Brill and Caravan. CSM also repurchased depositary receipts of its own shares (EUR 23.3 million) and paid out a cash dividend over financial year 2001/2002 and an interim dividend over the fourth quarter 2002 (total EUR 47.9 million).

The balance of cash and cash equivalents as at 31 December 2003 was EUR 87.9 million (31 December 2002: EUR 10.9 million).

**Balance sheet**

The balance of stocks, receivables and non-interest-bearing short-term debts decreased by EUR 72.7 million to EUR 393.1 million in calendar year 2003 (2002: EUR 465.8 million). The decline in the working capital is due largely to the fact that it is being managed better by the operating companies.
Shareholders' equity before profit appropriation rose by EUR 39.0 million to EUR 778.1 million (2002: EUR 739.1 million).
The main movements were:

- the addition of the profit over 2003 amounting to EUR 136.8 million;



- the addition of EUR 30.4 million from the stock dividend over 2003;
- a decrease of EUR 76.9 million in connection with the payment of the dividend for financial year 2001/2002 and the fourth quarter of 2002;
- the write-off of EUR 22.0 million in connection with the repurchase of depositary receipts of our own shares;
- the write-off of EUR 39.8 million due to exchange-rate differences.

At the end of 2003 the ratio between the balance sheet total and shareholders' equity was 1 : 0.28 (2002: 1 : 0.30).



## Appendix 2

### Consolidated balance sheet

| *before profit appropriation, millions of euros* | **Calendar year 2003** | | **Calendar year 2002** | |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible fixed assets | 739.4 | | 599.5 | |
| Tangible fixed assets | 844.7 | | 768.0 | |
| Financial fixed assets | 69.5 | | 55.5 | |
| Total fixed assets | | 1,653.6 | | 1,423.0 |
| Stocks | 501.0 | | 510.5 | |
| Receivables | 522.9 | | 553.9 | |
| Cash and cash equivalents | 87.9 | | 10.9 | |
| Total current assets | | 1,111.8 | | 1,075,3 |
| **Total** | | **2,765.4** | | **2,498.3** |
| **Liabilities** | | | | |
| Shareholders' equity | 778.1 | | 739.1 | |
| Provisions | 216.5 | | 282.9 | |
| Long-term debts | 750.0 | | 776.5 | |
| Interest-bearing short-term debts | 390.0 | | 101.2 | |
| Non-interest-bearing short-term debts | 630.8 | | 598.6 | |
| **Total** | | **2,765.4** | | **2,498.3** |



## Appendix 3

### Consolidated profit and loss account

| *millions of euros* | Calendar year 2003 | Calendar year 2002 | Difference in % |
|---|---|---|---|
| Net turnover | 3,484.2 | 3,421.1 | 1.8% |
| Costs of raw materials and consumables | -1,799.2 | -1,801.5 | |
| Production costs | -562.6 | -517.1 | |
| Warehousing and distribution costs | -211.1 | -221.6 | |
| General and administrative expenses | -220.9 | -205.1 | |
| Gross turnover result | 690.4 | 675.8 | 2.2% |
| Selling expenses | -379.8 | -359.2 | |
| Corporate costs | -16.9 | -15.4 | |
| Goodwill amortization | -40.7 | - 32.9 | |
| **Operating result** | **253.0** | **268.3** | **-5.7%** |
| Financial income | 10.5 | 9.9 | |
| Financial charges | -72.5 | -53.7 | |
| **Result from ordinary activities before taxes** | **191.0** | **224.5** | **-14.9%** |
| Tax on result from ordinary activities | -54.2 | -61.8 | |
| **Result from ordinary activities after taxes** | **136.8** | **162.7** | |
| Extraordinary result after taxes | - | -10.9 | |
| **Net profit (result after taxes)** | **136.8** | **151.8** | **-9.9%** |
| **Operating result before goodwill amortization (EBITA)** [1] | **293.7** | **301.2** | **-2.5%** |
| **Net profit from ordinary activities before goodwill amortization** [2] | **177.5** | **195.6** | **-9.3%** |
| *euros* | | | |
| Per ordinary share in euros after deduction of dividend on cumulative financing preference shares | | | |
| Earnings from ordinary activities before goodwill amortization | 2.28 | 2.45 | -6.9% |
| Earnings | 1.74 | 1.90 | -8.4% |

[1] Operating result before goodwill amortization (EBITA) is the operating result plus goodwill amortization.

[2] Net profit from ordinary activities before goodwill amortization is the result from ordinary activities after taxes plus goodwill amortization.



Appendix 4

**Consolidated cash flow statement**

| *millions of euros* | **Calendar year 2003** | | **Calendar year 2002** | |
|---|---|---|---|---|
| Cash flow from operating activities | | | | |
| Operating result | 253.0 | | 268.3 | |
| Goodwill amortization | 40.7 | | 32.9 | |
| Depreciation of tangible fixed assets | 103.1 | | 95.5 | |
| Movement in provisions | -58.8 | | -61.0 | |
| Movements in working capital: | | | | |
| ▪ Receivables | 40.8 | | -0.3 | |
| ▪ Stocks | 9.9 | | -3.5 | |
| ▪ Non-interest-bearing short-term debts | 35.8 | | -28.2 | |
| Cash flow from business operations | | 424.5 | | 303.7 |
| Net interest paid | -71.4 | | -55.6 | |
| Tax paid on profit | -20.0 | | -51.5 | |
| **Cash flow from operating activities** | | **333.1** | | **196.6** |
| Cash flow from investment activities | | | | |
| Acquisition of group companies | -335.0 | | -120.3 | |
| Sale of group companies | - | | 10.5 | |
| Capital expenditure on tangible fixed assets | -140.6 | | -125.1 | |
| Divestment of tangible fixed assets | 6.1 | | 5.1 | |
| **Cash flow from investment activities** | | **-469.5** | | **- 229.8** |
| Cash flow from financing activities | | | | |
| Proceeds from interest-bearing debts | 418.8 | | 242.8 | |
| Repayments of interest-bearing debts | -122.4 | | -204.2 | |
| Issue of cumulative financing preference shares | - | | 98.5 | |
| Repurchase of own shares | -23.3 | | -139.7 | |
| Paid-out dividend | -47.9 | | -26.3 | |
| Cover of Pension Fund | -7.5 | | -4.9 | |
| **Cash flow from financing activities** | | **217.7** | | **-33.8** |
| **Net cash flow** | | **81.3** | | **-67.0** |
| Effects of exchange rate differences on cash and cash equivalents | | -4.3 | | -4.6 |
| **Increase/decrease cash and cash equivalents** | | **77.0** | | **-71.6** |
| Cash and cash equivalents at start of calendar year | | 10.9 | | 82.5 |
| Cash and cash equivalents at close of calendar year | | 87.9 | | 10.9 |



## Appendix 5: Segment information per business area

| *millions of euros* | CSM Bakery Supplies Europe | | CSM Bakery Supplies North America | | CSM Sugar Confectionery | | Industrial processing activities [5] | | Holding companies | | CSM consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Calendar year** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** |
| Net turnover | 1,128.1 | 1,104.5 | 1,066.2 | 1,050.7 | 750.0 | 742.2 | 539.9 | 523.7 | | | 3,484.2 | 3,421.1 |
| Operating result before goodwill amortization (EBITA) | 88.5 | 86.2 | 56.8 | 56.8 | 63.9 | 63.0 | 103.7 | 115.3 | -19.2 | -20.1 | 293.7 | 301.2 |
| ROS % [1] | 7.8 | 7.8 | 5.3 | 5.4 | 8.5 | 8.5 | 19.2 | 22.0 | | | 8.4 | 8.8 |
| Average capital employed excluding goodwill | 276.2 | 278.9 | 278.8 | 211.8 | 332.5 | 323.6 | 348.9 | 323.8 | -7.0 | 2.2 | 1,229.4 | 1,140.3 |
| Average capital employed including goodwill [2] | 843.0 | 813.9 | 746.0 | 543.8 | 834.0 | 826.1 | 383.8 | 349.5 | -7.0 | 2.2 | 2,799.8 | 2,535.5 |
| ROCE excluding goodwill % [3] | 32.0 | 30.9 | 20.4 | 26.8 | 19.2 | 19.5 | 29.7 | 35.6 | | | 23.9 | 26.4 |
| ROCE including goodwill % [4] | 10.5 | 10.6 | 7.6 | 10.4 | 7.7 | 7.6 | 27.0 | 33.0 | | | 10.5 | 11.9 |
| Capital expenditure on tangible fixed assets | 30.2 | 26.3 | 34.0 | 15.3 | 37.7 | 37.2 | 38.7 | 46.3 | | | 140.6 | 125.1 |
| Depreciation of tangible fixed assets | 27.8 | 27.6 | 18.3 | 12.7 | 26.1 | 27.0 | 30.9 | 28.2 | | | 103.1 | 95.5 |
| Average number of employees | 4,647 | 4,556 | 3,358 | 2,542 | 4,330 | 4,501 | 1,450 | 1,331 | 63 | 56 | 13,848 | 12,986 |

1 ROS is the operating result before goodwill amortization (EBITA) divided by the net turnover x 100.
2 Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3 ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.
5 The Industrial Processing Activities segment includes CSM Sugar and CSM Biochemicals.



## Appendix 6

## Segment information per geographical region

| *millions of euros* | The Netherlands | | Rest of Europe | | North America | | Other countries | | CSM consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** |
| Net turnover | 537.6 | 515.9 | 1,726.4 | 1,692.4 | 1,166.0 | 1,158.6 | 54.2 | 54.2 | 3,484.2 | 3,421.1 |
| Average capital employed excluding goodwill | 297.1 | 263.7 | 574.7 | 586.3 | 329.2 | 264.7 | 28.4 | 25.6 | 1,229.4 | 1,140.3 |
| Capital expenditure on tangible fixed assets | 50.1 | 34.6 | 51.0 | 57.9 | 36.2 | 18.8 | 3.3 | 13.8 | 140.6 | 125.1 |
| Depreciation of tangible fixed assets | 27.5 | 25.9 | 51.6 | 51.9 | 22.5 | 16.7 | 1.5 | 1.0 | 103.1 | 95.5 |
| Average number of employees | 1,849 | 1,778 | 8,323 | 8,375 | 3,454 | 2,609 | 222 | 224 | 13,848 | 12,986 |

CSM

CSM nv
Corporate Communications

P.O. Box 49
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

**EMBARGO TO MONDAY 22 MAART 2004,
NA BEURS (17.30 HOURS)**

# Press Release

STRICTLY CONFIDENTIAL

## APPOINTMENTS TO THE SUPERVISORY BOARD OF CSM NV

Diemen, The Netherlands, 22 March 2004—The Supervisory Board of CSM nv intends to nominate the following persons for appointment as supervisory director at the next Annual General Shareholders' Meeting:

- W. Spinner (55), German nationality, former member of the Board of Management of Bayer AG in Germany;
- R. Pieterse (61), Dutch nationality, former Chairman of the Board of Management of Wolters Kluwer N.V.;
- M.P.M. de Raad (59), Dutch nationality, member of the Board of Management of Ahold N.V. till the start of 2005.

These candidates will fill the supervisory directorships vacated by Messrs P. Bukman (January 2003), G.M.L. van Loon (August 2003), and F.H. Fentener van Vlissingen (April 2004).

Subject to approval, the Supervisory Board of CSM nv will from that moment consist of the following members:

Prof. P. Bouw, Chairman
Prof. L.A.A. van den Berghe
R. Pieterse
M.P.M. de Raad
W. Spinner
M. Ververs
Prof. A.H.C.M. Walravens

The General Shareholders' Meeting will be held in Hotel Okura, Amsterdam, on Wednesday 21 April 2004. Opening: 14.30 hours.

**For more information please contact:**
Marjolein Moerer, Communication Manager CSM nv, tel. +31 (0)20 590 6320 /
+31 (0)6 5352 7622.

# CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen
the Netherlands

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## NMA STARTS INVESTIGATION AT CSM SUIKER

**Diemen, the Netherlands, 21 April 2004 – This morning, the Netherlands Competition Authority (NMa) started an investigation at CSM Suiker, a division of CSM nv.**
The investigation will focus on possible price arrangements between CSM Suiker and its competitors and customers. CSM will cooperate fully with the investigation of the NMa.

---

**For more information please contact:**

Marjolein Moerer, communication manager CSM nv: tel. 020 5906320/06 53527622.

www.csm.nl

2004/04

**CSM**

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen
the Netherlands

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM GENERAL SHAREHOLDERS' MEETING / CSM DIVIDEND ADOPTED

**Diemen, the Netherlands, 21 April 2004—Today, at the annual General Shareholders' Meeting of CSM nv, the final dividend for the extended year 2002/2003 was adopted, as proposed at EUR 0.80 per (depositary receipt of) ordinary share. Including the interim dividend of EUR 0.20 already paid for the fourth quarter of 2002, the total dividend for the extended financial year between 1 October 2002 and 31 December 2003 (15 months) is therefore EUR 1.00.**

**The General Shareholders' Meeting also appointed Messrs W. Spinner, R. Pieterse and M.P.M. de Raad to the Supervisory Board of CSM nv.**

**Dividend**
The finaldividend of EUR 0.80 will be made payable on 18 May 2004. Shareholders or depositary receipt holders will be offered the choice to withdraw the dividend entirely in cash, subject to the deduction of 25% dividend tax, or entirely in (depositary receipts of) ordinary shares charged to the share premium reserve or other reserves.

Shareholders and depositary receipt holders will be given the opportunity to express their preferred choice between 23 April 2004 and the close of Euronext Amsterdam nv on 11 May 2004. After the close of the stock exchange on 12 May 2004, a decision will be taken on how many dividend rights on ordinary shares or depositary receipts of ordinary shares provide entitlement to one new (depositary receipt of) ordinary share.

This will be calculated based on the average stock exchange price between 10 and 12 May 2004, with the value of the stock dividend being approximately 5% lower than that of the cash dividend. Any new securities that will be issued will share in the profit over 2004 and subsequent years.

Shareholders and depositary receipt holders who do not state their preference on or before 11 May 2004 will, with effect from 12 May 2004, be entitled to receive only the cash dividend subject to the deduction of 25% dividend tax. In the case of those depositary receipt holders who do not themselves express a preference, the bank will usually make a standard choice on their behalf. The ex-dividend date will be 23 April 2004.

CSM recorded net earnings of EUR 2.28 per ordinary share in calendar year 2003.
(Net profit = net profit from ordinary activities before goodwill amortization)

---

For more information, please contact:
Marjolein Moerer, Communications Manager, CSM nv; tel. +31 (0)20 590 6320 / +31 (0)6 53 52 76 22.
www.csm.nl

2004/05

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM ANNOUNCES STOCK DIVIDEND

**Diemen, the Netherlands, 12 May 2004—CSM nv announces that its stock dividend over calendar year 2003 has been set at 1/27 part of an ordinary share for each ordinary CSM share. This has been calculated on the basis of the average stock exchange price between 10 and 12 May 2004.**

As was reported on 21 April 2004, the annual General Shareholders' Meeting has set the dividend for calendar year 2003 at EUR 0.80 per (depositary receipt of an) ordinary share. Shareholders and depositary receipt holders have been offered the choice to withdraw the dividend in cash or as stock dividend, taking into account that the value of the stock dividend is approximately 5% lower than the value of the cash dividend.

New securities which are issued will share in the profit over the current financial year (1 January 2004 – 31 December 2004). The dividend will be made payable on 18 May 2004.

---

For more information, please contact:

Marjolein Moerer, Communications Manager, CSM nv: Tel. +31 20 5906320 / +31 6 53527622.

**Background information**

**CSM nv** is an internationally operating company active in the development, production, sale and distribution of food ingredients and sugar confectionery. CSM's main product groups are bakery ingredients and products, confectionery, sugar and lactic acid. CSM has annual sales of EUR 3.5 billion and operates in Europe, the United States, Canada, Brazil and Asia. CSM employs approximately 14,000 staff.

2004/06

**CSM**

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## NEDALCO AND DUTCH MUNICIPALITY OF BERGEN OP ZOOM REACH AGREEMENT

**Diemen, the Netherlands, 10 June 2004 - Koninklijke Nedalco, in which CSM Suiker owns a 39% participation, has reached agreement with the municipal council of the Dutch city of Bergen op Zoom on the takeover of Nedalco's current business premises, by 1 January 2012 at the latest. The parties have agreed on compensation amounting to EUR 60 million.**

This has been announced by Koninklijke Nedalco and the municipality of Bergen op Zoom this afternoon. (See attached press release).

The anticipated compensation will not affect the results of CSM nv.

---

For more information, please contact:

Marjolein Moerer, Communications Manager, CSM nv: Tel. +31 20 5906320 / +31 6 53527622.

**Background information**

**CSM nv** is an internationally operating company active in the development, production, sale and distribution of food ingredients and sugar confectionery. CSM's main product groups are bakery ingredients and products, confectionery, sugar and lactic acid. CSM has annual sales of EUR 3.5 billion and operates in Europe, the United States, Canada, Brazil and Asia. CSM employs approximately 14,000 staff.

2004/07

Gemeente Bergen op Zoom

Koninklijke Nedalco

PRESS RELEASE

# BREAKTHROUGH IN BERGSE HAVEN DEVELOPMENT PROJECT

**Bergen op Zoom and Nedalco reach agreement**

Bergen op Zoom – 10 June 2004. After more than a year of negotiations the burgomaster and aldermen of Bergen op Zoom and Royal Nedalco have signed an agreement, in which they agree to € 60 million compensation for the takeover of Nedalco's current location. The business site will be handed over to the municipality for a large-scale housing project by 1 January 2012 at the latest, which fits in with Bergen op Zoom's ambition to bring the water back to the city and to better use the existing urban area.

The move of Royal Nedalco is one of the biggest industrial moves in Dutch history. In the financing of this project the municipality of Bergen op Zoom aims for public - private collaboration. This means that the costs for the € 60 million compensation are not borne by the municipality alone, but that other local governments and the project developers AM and Amvest are financially involved in these plans.

The level of the compensation is the result of more than 17 months of negotiations. During this process the municipality of Bergen op Zoom indicated that a € 77 million compensation, as previously agreed in October 2002, would lead to an unacceptable deficit in the land development. In the end the Nedalco management agreed to an amount of € 60 million as it supports the council's ambitious plans. In addition, Nedalco expects that the Dutch government will soon make a decision with regard to the promotion of the use of bio-ethanol as a car fuel. This means that the costs for replacing production capacity would be lower. Nedalco is prepared to bear this entrepreneurial risk. It has been agreed, however, that the company will use this compensation as it sees fit.

"This agreement is a unique opportunity for Bergen op Zoom", says Peter van der Velden, mayor of Bergen op Zoom. "From a historical point of view Nedalco's departure from Bergen op Zoom is sad, but our first priority is to develop the Geertruidapolder for housing". Due to its unique location on the water and the edge of the historical inner city the Geertruidapolder has much potential as a residential and recreational area. The intention is to realise a residential environment in an area of 85 hectares that distinguishes itself from those residential areas in Bergen op Zoom already present.

Nedalco will leave its business estate by 1 January 2012 at the latest . "Even though Nedalco will continue its production in the coming years, there are already two prevailing sentiments. We do not want to hinder the council's plans but after more than 105 years we will leave our business estate in Bergen op Zoom with a heavy heart. At the same time this agreement realises with the council the possibility of

choosing a new location for our company for the next 100 years. This is a great challenge on which we will work together with our staff and shareholders", says Ger Bemer, general director of Nedalco. The principle is that the new business estate fits in with Nedalco's future.

In this agreement it has also been laid down that the historical ties between Nedalco and Bergen op Zoom have to remain intact. This means that Nedalco at the handover of its estate will not demolish, for example, its chimney, so that the council can consider the future. There are also ideas about setting up a jenever museum at the current business estate.

After the council's approval and that of Nedalco's shareholders the development phase will start. This phase will take approximately eighteen months. The council and the private partners have to formulate the zoning plan for the Bergen harbour during this phase and need to prepare an agreement for the subsequent phase, the realisation phase. The phasing aims to build the first houses in 2006. It should be noted here that this area is not included in Nedalco's current business estate. The final houses will be handed over according to plan in 2023.

**About Koninklijke Nedalco B.V.**

Royal Nedalco is a joint venture between two Dutch companies, CSM Sugar and Cosun. The company belongs to one of the oldest industries in Bergen op Zoom and forms an essential part in the chain of the national agro industry. Nedalco was established in 1899 between the Geertruidapolder and the Bergen op Zoom inner city. In Bergen op Zoom 750,000 hectolitres of alcohol (96%) are produced every year for various industries. In recent years the company has undergone major developments and modernisation. Some 85 people are employed there. Nedalco is a major exporting company which is also actively involved in the development of bio-ethanol. This is a car fuel made from vegetable material.

Press Release

CSM

CSM nv
Corporate Communications
P.O. Box 349
1000 AH Amsterdam
The Netherlands
Nienoord 13
1112 XE Diemen
T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer @csm.nl

# Press release

## CSM'S NET PROFIT AMOUNTED TO EUR 67.3 MILLION IN FIRST HALF-YEAR 2004

### CSM concentrates on its business-to-business activities (bakery products and food ingredients) and investigates possibility of selling the Sugar Confectionery division

**Diemen, the Netherlands, August 27, 2004**
**CSM Results first half-year 2004**

- Net profit* amounted to EUR 67.3 million (first half-year 2003: EUR 85.8 million).
- Earnings per share** EUR 0.84 (first half-year 2003: EUR 1.10).
- The reduction in earnings per share compared with the first half of 2003 is mainly attributable to the absence of the one-off income of EUR 13.6 million that was recorded for CSM Biochemicals in the first half of 2003, the low exchange rate of the US dollar (EUR=USD 1.23 compared with EUR=USD 1.11 in the first half of 2003), and the very disappointing results of CSM Bakery Supplies Europe (-34%).
- Cash flow from operating activities increased to EUR 145.8 million (first half-year 2003: EUR 124.1 million) and the net debt position fell to EUR 991.2 million (31 December 2003: EUR 1,052.1 million).
- Focus on business-to-business activities: bakery ingredients and products (Bakery Supplies) and food ingredients (Biochemicals and Sugar). CSM intends to look into the possibilities of selling the Sugar Confectionery Division.

**Jaap Vink, Chairman of the Board of Management of CSM, explains:**
*"CSM has chosen a new course. The company intends to focus on its business-to-business activities and is exploring the possibilities of selling CSM Sugar Confectionery. In order to grow further - also in terms of new products, customers, and geographical markets - we need to bring a sharper focus to the portfolio. In this connection we will be able to accelerate the growth in Biochemicals and substantially improve the profitability of Bakery Supplies.*
*The market for bakery ingredients and products in Germany and France in particular faced a heavy setback in the first half of 2004. This resulted in disappointing figures for Bakery Supplies Europe. We are confident, however, that we can deal with the changing market circumstances by introducing various measures. The first steps have already been taken. Before the end of 2004 we shall make further announcements about farther-reaching production rationalizations and/or the sale of non-strategic or non-profitable operations."*

* Net profit = result after taxes plus goodwill amortization
** Earnings per share = result after taxes (minus the dividend on the financing preference shares) plus goodwill amortization divided by the average number of ordinary shares with dividend rights



**Prospects 2004**

- Given the disappointing results of CSM Bakery Supplies Europe and the continuously low exchange rate of the US dollar, we now anticipate a fall of 10-15% in earnings per share for 2004 as a whole.
- CSM Bakery Supplies Europe is working on an accelerated growth and cost-reduction program which will include investments for multi-year growth projects. Furthermore, farther-reaching production rationalizations and/or disposal of non-strategic or low-profit operations are being considered. More information will be provided before the end of 2004.
- CSM Bakery Supplies North America will coordinate the marketing and sales efforts of Brill, Baker&Baker and Henry&Henry and will further rationalize the distribution operations of BakeMark East.
- CSM Bakery Supplies Europe has reached agreement respectively agreement in principle on the sale of the less strategic business Dreidoppel (Germany, turnover EUR 22 million, approx. 100 employees) to Ireks GmbH and the sale of loss-making Lachaise (France, turnover EUR 23 million, approx. 265 employees) to its management. An extraordinary net income of around EUR 10 million (cash value: EUR 24 million) is expected from the divestment of Dreidoppel and Lachaise in 2004.

**Divisions**

- The results of CSM Biochemicals and CSM Sugar are reported separately for the first time.
- The sharply higher raw material prices and rapid decline of the artisan segment in Germany led to very disappointing results for CSM Bakery Supplies Europe.
- CSM Bakery Supplies North America improved its results through the successful introduction of low-carb ingredients by Caravan and BakeMark West.
- CSM Sugar Confectionery realized a further improvement in its results despite tough market conditions.
- CSM Biochemicals achieved a 26% volume increase in the sales of lactic acid and lactic acid derivatives but is experiencing price pressure on the US market.
- The results of CSM Sugar are more or less the same as for the first half of 2003. The European Commission has announced proposals for radical reforms to the EU Sugar Regulation.

**Results**

Net profit from ordinary activities before goodwill amortization fell by 21.6% in the first half of 2004 to € 67.3 million (first half-year 2003: € 85.8 million). At unchanged exchange rates (€=USD 1.23 compared with €=USD 1.11 in the first half-year of 2003) net profit from ordinary activities before goodwill amortization would have been € 69.5 million, 19% down on last year.

After goodwill amortization net profit was € 46.2 million (first half-year 2003: € 66.5 million).

Net earnings per share before goodwill amortization dropped by € 0.26 (23.6%) to € 0.84 compared with the same period in 2003 (€ 1.10). At unchanged exchange rates, earnings per share before goodwill amortization would have dropped by 20.9% to € 0.87. After goodwill amortization earnings per share were € 0.56.



Net turnover showed a limited decrease to € 1,681.7 (first half-year 2003: € 1,696.3 million). At unchanged exchange rates turnover would have been € 1,739.9 million, an increase of € 43.6 million or 2.6% compared with the first half of 2003. The contribution of acquisitions was € 59.5 million. At unchanged exchange rates autonomous turnover would have fallen by € 15.9 million.

The operating result before goodwill amortization (EBITA) fell by 19.5% to € 114.4 million (first half-year 2003: € 142.1 million), specifically because of the gap left by the one-off income of € 13.6 million at CSM Biochemicals which was received in the first half of 2003 and because of the poor results of CSM Bakery Supplies Europe. At unchanged exchange rates the operating result would have fallen by 16.8% to € 118.2 million. The operating result fell autonomously by 21.0%.

Financial income and charges, on balance, fell in the first half of 2004 by € 1.5 million compared with the first half of 2003. This decrease was caused primarily by lower interest charges from a lower net debt position.

The tax burden rose slightly to 28.1% (first half-year 2003: 28.0%).

**Balance sheet**
The balance sheet total fell slightly to EUR 2,643.2 million (first half-year 2003: EUR 2,711.4 million). As at 30 June 2004 the ratio of the balance sheet total to shareholders' equity was 1 : 0.30 (30 June 2003: 1 : 0.25).

**Cash flow**
Cash flow from operating activities was EUR 145.8 million (first half-year 2003: EUR 124.1 million).
Net capital expenditure on tangible fixed assets fell by EUR 27.9 million to EUR 49.8 million compared with the first half of 2003 (first half-year 2003: EUR 77.7 million).
Cash flow from financing activities was EUR 109.5 million (negative), mainly because of the lower net debt position and the payment of the dividend for 2003.

**Financing**
The net debt position decreased by EUR 60.9 million to EUR 991.2 million compared with 31 December 2003. The interest-bearing long-term debts amounted to EUR 930.9 million as at 30 June 2004. The average effective interest rate on outstanding long-term debts was 5.12% as at 30 June 2004 and the average remaining term was 6.3 years (30 June 2003: average interest rate: 5.4% and average remaining term: 5.3 years). The ratio of net debt position divided by the EBITDA was 3.0 as at 30 June 2004 (30 June 2003: 3.0).

**www.csm.nl**



**For further information please contact:**
Marjolein Moerer, Communication Manager CSM nv: +31 (0)20 590 6320;
Mobile: +31 (0)6 53 52 76 22; E-mail: marjolein.moerer@csm.nl

**Webcast**
From 11.00 hours (10.00 GMT) on Friday August 27, 2004 you can listen live via our website (www.csm.nl) to the presentation the messrs Vink (CEO) and Hendriks (CFO) are giving for analysts.

**Appendices**
1. Key figures
2. Prospects 2004
3. Developments in the divisions
4. Consolidated profit and loss account
5. Consolidated balance sheet/Movements in shareholders' equity
6. Summarized consolidated cash flow statement
7. Segment information per business area



## Appendix 1. Key figures

| | As at 30-06-2004 1st half-year 2004 | As at 30-06-2003 1st half-year 2003 |
|---|---|---|
| *millions of euros* | | |
| Net turnover | 1,681.7 | 1,696.3 |
| Operating result before goodwill amortization (EBITA) | 114.4 | 142.1 |
| Net turnover result (EBIT) | 93.3 | 122.8 |
| Net profit from ordinary activities before goodwill amortization | 67.3 | 85.8 |
| Result after taxes (net profit) | 46.2 | 66.5 |
| Cash flow from operating activities | 145.8 | 124.1 |
| Shareholders' equity | 797.2 | 686.4 |
| Market capitalization | 1,571 | 1,520 |
| *in euros* | | |
| **Per ordinary share after deduction of dividend on cumulative financing preference shares** | | |
| Earnings from ordinary activities before goodwill amortization | 0.84 | 1.10 |
| Earnings | 0.56 | 0.84 |
| **Per ordinary share** | | |
| Cash flow from operating activities | 1.90 | 1.64 |
| Shareholders' equity [1] | 10.27 | 9.16 |
| Share price as at 30 June | 19.43 | 19.19 |
| Highest price in half-year | 21.38 | 21.24 |
| Lowest price in half-year | 16.97 | 16.92 |
| **Ratios** | | |
| ROS % [2] | 6.8 | 8.4 |
| Net profit from ordinary activities before goodwill amortization / net turnover % | 4.0 | 5.1 |
| Result after taxes (net profit) / net turnover % | 2.7 | 3.9 |
| ROCE excluding goodwill % [3] | 19.1 | 23.0 |
| ROCE including goodwill % [4] | 8.1 | 10.3 |
| Interest cover [5] | 3.9 | 4.7 |
| Balance sheet total : shareholders' equity | 1 : 0.30 | 1 : 0.25 |
| Net debt position : shareholders' equity [6] | 1 : 0.80 | 1 : 0.56 |
| Net debt position / EBITDA [7] | 3.0 | 3.0 |
| Number of employees | 13,714 | 13,857 |
| Number of issued ordinary shares | 80,866,886 | 79,184,301 |
| Number of outstanding ordinary shares [8] | 77,612,910 | 74,974,331 |
| Number of ordinary shares with dividend rights | 77,612,910 | 74,974,331 |
| Weighted average number of outstanding ordinary shares | 76,627,827 | 75,457,045 |

1 Shareholders' equity per share is the shareholders' equity divided by the number of ordinary shares with dividend rights.
2 ROS is the operating result before goodwill amortization (EBITA) divided by the net turnover x 100.
3 ROCE excluding goodwill is EBITA on an annual basis divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is EBITA on an annual basis divided by the average capital employed including goodwill x 100. This takes into account all acquisitions since 1978, the year in which CSM's diversification process commenced.
5 Interest cover is EBITA divided by the balance of financial income and charges.
6 Net debt position consists of the interest-bearing debts less the cash and cash equivalents.
7 EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization, or the operating result before depreciation of fixed assets calculated on an annual basis. The net debt position is calculated using a weighted average for the period.
8 Number of outstanding shares is the number of issued shares less the repurchased shares.



**Appendix 2. Prospects 2004**

We do not anticipate any significant changes in the market conditions in the second half of 2004. Though the American economy is showing signs of recovery and the main economies in the euro zone are stabilizing, no clear improvements have appeared in consumer spending so far. Hence, we do not expect any turnover stimuli for the two Bakery Supplies Divisions or Sugar Confectionery.
The impact of the US dollar on the results of CSM is substantial. Each change of one eurocent against the dollar affects net profit to the extent of EUR 0.8 million. As there is, at present, no reason to expect a fundamental improvement in the exchange rate of the US dollar in the short term, currency translation and transactions will probably have a negative effect on our results in the second half of 2004 compared with the same period in 2003.
We expect a marked decline in the operating result of CSM Bakery Supplies Europe in the second half of 2004 compared with the same period last year. However, we are expecting that the results for the second half of 2004 will sharply improve compared with the first half. The results of CSM Bakery Supplies Europe for the whole of 2004 will be significantly lower than for 2003.
The operating result for CSM Bakery Supplies North America for the second half of this year is expected to show a significant improvement compared with the second half of 2003. Accordingly, we expect a marked improvement in the results for the full year compared with 2003, despite the weak US dollar.
Sugar Confectionery will be able to continue the positive trend in its performance and realize a markedly higher result for the second half of 2004 than for the second half of 2003. The result for 2004 as a whole is expected to show a limited increase as compared with 2003.
The considerable volume increase in the sale of lactic acid and lactic acid derivatives for use as preservatives in meat products is expected to continue in the second half of this year. This positive trend is, however, accompanied by price pressure, especially in the US. The operating result of CSM Biochemicals is expected to be markedly lower in the second half of 2004 than in the same period of 2003. The expected annual result for 2004 will show a strong decrease compared with 2003 due to the absence of the one-off income of EUR 13.6 million which was received from Cargill in 2003 and the low exchange rate of the US dollar.
The operating result of CSM Sugar will be marginally higher in the second half of 2004 than in the same period last year, but it will remain more or less unchanged for the whole year.
All in all, we expect a decrease of 10-15% in earnings per share for 2004 as a whole.



## Appendix 3. Development in the divisions

### CSM Bakery Supplies Europe

*millions of euros*

| Half-year ending 30 June | 2004 | 2003 |
|---|---|---|
| Net turnover | 554.0 | 542.9 |
| EBITA | 24.3 | 37.0 |
| ROS % | 4.4 | 6.8 |
| ROCE including goodwill % | 5.6 | 8.9 |

**Business developments**

Net turnover of CSM Bakery Supplies Europe rose in the first half of 2004 to EUR 554.0 million (first half-year 2003: EUR 542.9 million).
This was largely due to the effect of acquisitions (EUR 21.3 million). Net autonomous growth was slightly negative (-2.1%).
Tight competition and lower sales in the artisan segment in Germany and in the in-store segment in France had a negative influence on turnover. The share of high-quality patisserie ingredients and frozen products in the product mix increased at the expense of bread ingredients. This increase compensated somewhat for the margin loss in the latter category.
The EBITA fell by 34% to EUR 24.3 million in the first half of 2004 (first half-year 2003: EUR 37.0 million). Excluding the contribution from businesses acquired in 2003 the EBITA fell by 41%.
Collectively, the above-mentioned market developments, tighter competition, and the high costs of raw materials had a dramatic effect on the margin of CSM Bakery Supplies Europe. The development of the EBITA in Germany and France gave particular cause for concern in the early months of 2004. It has recovered somewhat since then, but not enough to compensate for the loss of margin.

**Prospects**

Partly because of the rather disappointing results in the early months of 2004 CSM Bakery Supplies Europe is working on an accelerated growth and cost-reduction program which may include investments for multi-year growth projects. Farther-reaching production rationalizations and/or disposal of non-strategic or low-profit operations, and adjustment of the sales organization to suit the smaller group of artisan customers are also being considered. The results of this program will first become visible in the course of 2005.
In the second half of 2004 we expect a markedly lower EBITA compared with the second half of 2003. We do however assume that the results will show a sharp improvement in the second half of 2004 compared with the first half of this year. We expect a significant fall in the EBITA for 2004 as a whole.



**CSM Bakery Supplies North America**
*millions of euros*

| Half-year ending 30 June | 2004 | 2003 |
|---|---|---|
| Net turnover | 509.8 | 524.7 |
| EBITA | 27.2 | 26.5 |
| ROS % | 5.3 | 5.1 |
| ROCE including goodwill % | 7.2 | 7.4 |

**Business developments**
Net turnover of CSM Bakery Supplies North America in the first half of 2004 was EUR 509.8 million (first half-year 2003: EUR 524.7 million). At unchanged exchange rates (first half-year 2004 EUR=USD 1.23 compared with EUR=USD 1.11 in the first half-year 2003) net turnover would have risen by 6.3% to EUR 557.6 million.
The EBITA increased to EUR 27.2 million (first half-year 2003: EUR 26.5 million). The weaker US dollar had a negative effect of approximately 7.9%, or EUR 2.1 million on the EBITA. Excluding this effect, the EBITA would have been EUR 29.3 million, a rise of 10.6% compared with the first half of 2003.
Much attention was paid to the reorganization of BakeMark East during the report period. The sale and consolidation of distribution centers with an insufficient scale, improved route planning, and lower overheads brought about a reduction in operational losses. The results of BakeMark East are expected to break even for 2004 as a whole.
The loss of two important customers at Baker&Baker had a significantly negative effect on the EBITA during the first half of 2004 and could only be partly offset by winning new customers. The tough competition allowed no scope for necessary price rises, with the result that pressure on the operational margin continued.
Brill, Caravan, and BakeMark West realized considerable increases in volume but were forced to lower their prices because of the continuing price war between the in-store customers. The new market approach based on key account sales management at these three companies is causing a considerable rise in turnover in this segment.
Caravan and BakeMark West, in particular, managed to make a considerable contribution to the EBITA by responding promptly to the low-carb trend via the development and sale of low-carb ingredients and products.
As expected, the results of American Ingredients Company improved thanks to, amongst others, the good hedging provision for this year's soya oil requirements.

**Prospects**
The closer cooperation between the American operating companies and the reorganization of BakeMark East will have a positive effect on turnover and costs.
We therefore expect a significant improvement in the EBITA in the second half of 2004 compared with the same period in 2003. Despite the lower US dollar we expect a marked improvement in the EBITA for 2004 compared with 2003.



## CSM Sugar Confectionery

*millions of euros*

| Half-year ending 30 June | 2004 | 2003 |
|---|---|---|
| Net turnover | 348.5 | 364.1 |
| EBITA | 25.9 | 25.0 |
| ROS % | 7.4 | 6.9 |
| ROCE including goodwill % | 6.2 | 6.0 |

### Business developments

CSM Sugar Confectionery realized a net turnover of EUR 348.5 million in the first half of 2004 (first half-year 2003: EUR 364.1 million). The reduction in turnover from strategic brands was limited to 1.4% compared with the same period in 2003. The price pressure in basic candy in particular could not be offset by higher sales of pastilles and chewing gum in Scandinavia and the Benelux.

The EBITA amounted to EUR 25.9 million and was slightly higher than last year (first half-year 2003: EUR 25.0 million) thanks to an improved advertising and promotion (A&P) approach by all the operating companies in the division and the disposal of insufficiently profitable turnover. The strategy is also geared to limiting the growth in the number of products in our portfolio and leveraging openings for the international harmonization of various brands (such as the introduction of the Red Band image in Scandinavia). There are plenty of opportunities for streamlining the current production system, thus realizing considerable savings in operational costs. In the years ahead surveys will be conducted to determine how and to what extent production efficiency can be further improved.

### Prospects

The difficult conditions in the European confectionery market are not expected to change in the second half of 2004. The dominant trends in 2004 will continue to be limited consumer spending, and hence scarcely any growth in the European confectionery market, and price pressure in the retail channel.

Our efforts to realize strong improvements in A&P and production efficiency will have a positive effect on the EBITA. We therefore anticipate a marked improvement in the EBITA for the second half of 2004 compared with the second half of 2003, resulting in a limited rise in the EBITA for 2004 as a whole.



**CSM Biochemicals**

*millions of euros*

| Half-year ending 30 June | 2004 | 2003 |
|---|---|---|
| Net turnover | 138.9 | 139.0 |
| EBITA | 24.2 | 39.5 |
| ROS % | 17.4 | 28.4 |
| ROCE including goodwill % | 20.2 | 32.7 |

**Business developments**

In the first half of 2004 CSM Biochemicals realized a turnover of EUR 138.9 million (first half-year 2003: EUR 139.0 million).

If the one-off income of EUR 13.6 million from Cargill is excluded from the turnover for the first half of 2003 and the negative effect of EUR 9 million from the weaker US dollar is excluded from the turnover for the first half of 2004, the autonomous rise in turnover for the first half of 2004 would have been over EUR 22 million (approximately 18%).

Volume growth – which benefited significantly from the sales of the Opti.Form™ preservative to the American meat-processing industry – showed an even stronger trend with an increase of 26% compared with the same period in 2003.

The EBITA amounted to EUR 24.2 million and hence fell considerably compared with the same period in 2003 (EUR 39.5 million). It was strongly influenced by the absence of the one-off income from Cargill (EUR 13.6 million) and the lower exchange rate of the US dollar. At constant exchange rates (first half-year 2003 EUR=USD 1) the negative currency effect on the EBITA would have been EUR 6 million. Excluding these effects, the autonomous increase in the EBITA would have been 18%.

**Prospects**

We foresee a further considerable rise of around 14% in the volume of lactic acid and lactic acid derivatives for the second half of 2004. The effect of this rise will, however, be canceled out by lower prices and the anticipated lower exchange rate of the US dollar compared with 2003 (an effect of approximately EUR 6 million).

We therefore expect the EBITA for the second half of 2004 to be markedly lower than the EBITA for the second half of 2003. In line with earlier statements we anticipate a strong fall in the EBITA for 2004 as a whole.



**CSM Sugar**

*millions of euros*

| Half-year ending 30 June | 2004 | 2003 |
|---|---|---|
| Net turnover | 130.5 | 125.6 |
| EBITA | 21.5 | 22.7 |
| ROS % | 16.5 | 18.1 |
| ROCE including goodwill % | 33.1 | 29.5 |

**Business developments**

Net turnover of CSM Sugar in the first half of 2004 amounted to EUR 130.5 million (first half-year 2003: EUR 125.6 million). The EBITA showed a limited decrease in the first half of 2004 to EUR 21.5 million (first half-year 2003: EUR 22.7 million) largely because of higher operating costs and pension charges.

The sales of quota sugar in the EU showed a limited increase compared with the same period in 2003. This increase was realized almost entirely in the industrial sector. There was a healthy development in the delivery of sugar to sister companies. Exports of quota and non-quota sugar outside the EU rose by 10,000 and 24,000 tons respectively compared with the same period in 2003.

Product innovations and packaging concepts play crucial roles in strengthening the position of CSM Sugar in the retail segment. Several new products were developed in collaboration with sister companies in the Netherlands and elsewhere (i.a. fruit syrups and sweeteners), intended for sale on the Dutch market.

The results of Nedalco (39% participation) were negative, as in the same period last year. The decline in the price of industrial alcohol continued in the first half of 2004.

Nedalco has reached agreement with the Dutch Municipality of Bergen op Zoom on the sale of its business premises. Nedalco is required to vacate the premises by 1 January 2012.

**Prospects**

Assuming the sugar campaign runs normally and taking into account that the current Sugar Regulation is still in force, we expect the EBITA for calendar year 2004 to reach virtually the same level as the EBITA for calendar year 2003 (EUR 40 million).



## Appendix 4. Consolidated profit and loss account

| *millions of euros* | Half-year ending 30-06-2004 | | Half-year ending 30-06-2003 | | Difference in % |
|---|---|---|---|---|---|
| Net turnover | 1,681.7 | | 1,696.3 | | |
| Costs of raw materials and consumables | -881.1 | | -866.6 | | |
| Production costs | -271.9 | | -265.7 | | |
| Warehousing and distribution costs | -100.9 | | -104.5 | | |
| General and administrative expenses | -116.7 | | -112.3 | | |
| Gross turnover result | | 311.1 | | 347.2 | -10.4 |
| Selling expenses | -188.0 | | -197.0 | | |
| Corporate costs | -8.7 | | -8.1 | | |
| Goodwill amortization | -21.1 | | -19.3 | | |
| **Net turnover result** | | **93.3** | | **122.8** | **-24.0** |
| Financial income | 5.3 | | 5.4 | | |
| Financial charges | -34.3 | | -35.9 | | |
| **Result from ordinary activities before taxes** | | **64.3** | | **92.3** | **-30.3** |
| Tax on result from ordinary activities | -18.1 | | -25.8 | | |
| **Result after taxes (net profit)** | | **46.2** | | **66.5** | **-30.5** |
| | | | | | |
| **Operating result before goodwill amortization (EBITA)** [1] | | **114.4** | | **142.1** | **-19.5** |
| **Net profit from ordinary activities before goodwill amortization** [2] | | **67.3** | | **85.8** | **-21.6** |
| *in euros* | | | | | |
| Per ordinary share in euros after deduction of dividend on cumulative financing preference shares | | | | | |
| Earnings from ordinary activities before goodwill amortization | | 0.84 | | 1.10 | -23.6 |
| Diluted earnings from ordinary activities before goodwill amortization | | 0.84 | | 1.09 | |
| Earnings | | 0.56 | | 0.84 | -33.3 |
| Diluted earnings | | 0.57 | | 0.84 | |

1 Operating result before goodwill amortization (EBITA) is the net turnover result plus goodwill amortization.

2 Net profit from ordinary activities before goodwill amortization is the result after taxes plus goodwill amortization.



## Appendix 5. Consolidated balance sheet

| *before profit appropriation, millions of euros* | As at 30-06-2004 | | As at 31-12-2003 | | As at 30-06-2003 | |
|---|---|---|---|---|---|---|
| **Assets** | | | | | | |
| Intangible fixed assets | 721.7 | | 739.4 | | 735.8 | |
| Tangible fixed assets | 852.7 | | 844.7 | | 849.4 | |
| Financial fixed assets | 64.6 | | 69.5 | | 63.3 | |
| Total fixed assets | | 1,639.0 | | 1,653.6 | | 1,648.5 |
| Stocks | 419.2 | | 501.0 | | 447.7 | |
| Receivables | 510.2 | | 522.9 | | 573.7 | |
| Cash and cash equivalents | 74.8 | | 87.9 | | 41.5 | |
| Total current assets | | 1,004.2 | | 1,111.8 | | 1,062.9 |
| **Total** | | **2,643.2** | | **2,765.4** | | **2,711.4** |
| **Liabilities** | | | | | | |
| Shareholders' equity | 797.2 | | 778.1 | | 686.4 | |
| Provisions | 201.6 | | 216.5 | | 253.6 | |
| Long-term debts | 930.9 | | 750.0 | | 1,118.1 | |
| Interest-bearing short-term debts | 135.1 | | 390.0 | | 147.1 | |
| Non-interest-bearing short-term debts | 578.4 | | 630.8 | | 506.2 | |
| **Total** | | **2,643.2** | | **2,765.4** | | **2,711.4** |

## Movements in shareholders' equity

| *before profit appropriation, millions of euros* | 1st half-year 2004 | | 2nd half-year 2003 | | 1st half-year 2003 | |
|---|---|---|---|---|---|---|
| **As at** | 01-01-2004 | **778.1** | 01-07-2003 | **686.4** | 01-01-2003 | **739.1** |
| Dividend | -61.0 | | - | | -76.9 | |
| Stock dividend | 36.3 | | - | | 30.4 | |
| Retained earnings in half-year | 46.2 | | 70.3 | | 66.5 | |
| Exchange rate differences foreign group companies | 4.2 | | -11.3 | | -28.5 | |
| Repurchase/sale company shares | -6.6 | | 22.2 | | -44.2 | |
| Revaluation deferred tax assets | - | | 16.5 | | - | |
| Dividend on cumulative financing preference shares | - | | -6.0 | | - | |
| **As at** | 30-06-2004 | **797.2** | 31-12-2003 | **778.1** | 30-06-2003 | **686.4** |



**Appendix 6. Summarized consolidated cash flow statement**

*millions of euros*

| | Half-year ending 30-06-2004 | | Half-year ending 30-06-2003 | |
|---|---|---|---|---|
| **Cash flow from operating activities** | | | | |
| Net turnover result | 93.3 | | 122.8 | |
| Goodwill amortization | 21.1 | | 19.3 | |
| Depreciation of tangible fixed assets | 47.3 | | 46.2 | |
| Movements in provisions | -8.5 | | -24.5 | |
| Movements in working capital* | 16.8 | | 9.4 | |
| Net paid interest and profit tax | -24.2 | | -49.1 | |
| **Cash flow from operating activities** | | **145.8** | | **124.1** |
| **Cash flow from investment activities** | | | | |
| Acquisition and sale of group companies | - | | -293.5 | |
| Net investments in tangible fixed assets | -49.8 | | -77.7 | |
| **Cash flow from investment activities** | | **-49.8** | | **-371.2** |
| **Cash flow from financing activities** | | | | |
| Movements in interest-bearing debts | -68.0 | | 381.1 | |
| Repurchase company shares | -6.6 | | -45.4 | |
| Paid-out dividend | -30.7 | | -47.9 | |
| Coverage of pension fund | -4.2 | | -7.5 | |
| **Cash flow from financing activities** | | **-109.5** | | **280.3** |
| **Net cash flow** | | -13.5 | | 33.2 |
| Effects of exchange rate differences on cash and cash equivalents | | 0.4 | | - 2.6 |
| **Decrease/increase cash and cash equivalents** | | **-13.1** | | **30.6** |
| Cash and cash equivalents at start of calendar year | | 87.9 | | 10.9 |
| Cash and cash equivalents at close of half-year | | 74.8 | | 41.5 |

* stocks, receivables and non-interest-bearing short-term debts



## Appendix 7. Segment information per business area

| *millions of euros* | CSM Bakery Supplies Europe | | CSM Bakery Supplies North America | | CSM Sugar Confectionery | | CSM Biochemicals | | CSM Sugar | | Holding companies | | CSM consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Half-year ending 30 June** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** |
| Net turnover | 554.0 | 542.9 | 509.8 | 524.7 | 348.5 | 364.1 | 138.9 | 139.0 | 130.5 | 125.6 | | | 1,681.7 | 1,696.3 |
| Operating result before goodwill amortization (EBITA) | 24.3 | 37.0 | 27.2 | 26.5 | 25.9 | 25.0 | 24.2 | 39.5 | 21.5 | 22.7 | -8.7 | -8.6 | 114.4 | 142.1 |
| Goodwill amortization | -14.4 | -13.3 | -3.6 | -2.9 | -2.8 | -2.8 | -0.3 | -0.3 | 0.0 | 0.0 | | | -21.1 | -19.3 |
| Net turnover result (EBIT) | 9.9 | 23.7 | 23.6 | 23.6 | 23.1 | 22.2 | 23.9 | 39.2 | 21.5 | 22.7 | -8.7 | -8.6 | 93.3 | 122.8 |
| ROS % [1] | 4.4 | 6.8 | 5.3 | 5.1 | 7.4 | 6.9 | 17.4 | 28.4 | 16.5 | 18.1 | | | 6.8 | 8.4 |
| Average capital employed excluding goodwill | 277.3 | 279.0 | 262.0 | 269.7 | 328.4 | 330.9 | 207.3 | 210.2 | 126.8 | 151.1 | -4.7 | -6.0 | 1,197.1 | 1,234.9 |
| Average capital employed including goodwill [2] | 866.2 | 830.4 | 756.5 | 712.1 | 829.0 | 833.4 | 239.2 | 241.5 | 129.8 | 154.1 | -4.7 | -6.0 | 2,816.0 | 2,765.5 |
| ROCE excluding goodwill % [3] | 17.5 | 26.5 | 20.8 | 19.7 | 15.8 | 15.1 | 23.3 | 37.6 | 33.9 | 30.0 | | | 19.1 | 23.0 |
| ROCE including goodwill % [4] | 5.6 | 8.9 | 7.2 | 7.4 | 6.2 | 6.0 | 20.2 | 32.7 | 33.1 | 29.5 | | | 8.1 | 10.3 |

1 ROS is the operating result before goodwill amortization (EBITA) divided by the net turnover x 100.
2 Average capital employed including goodwill is calculated before annual goodwill amortization.
3 ROCE excluding goodwill is the annual operating result before goodwill amortization (EBITA) divided by the average capital employed excluding goodwill x 100.
4 ROCE including goodwill is the annual operating result before goodwill amortization (EBITA) divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM EXPECTS SUGAR OUTPUT OF 375,000 TONS

## BEET CAMPAIGN GETS OFF TO A START

**Diemen, the Netherlands, 20 September 2004 – Today CSM Sugar starts its annual beet campaign in Hoogkerk in the Dutch province of Groningen. The sugar factory in Breda starts processing operations on 23 September. If everything goes to plan, the campaign will end mid-December with an anticipated sugar output of 375,000 tons.**

This year's expected average harvest of 65 tons of beet per hectare is above last year's national average and far above the multi-year average (58 tons per hectare). The Institute for Rational Sugar Production (IRS) forecasts a yield of 10.6 tons of sugar per hectare, a little less than last year (10.8 tons per hectare), but far above the 10-year average (9.3 tons per hectare).

The weather conditions were good in the first summer months of the growing season, but exceptional levels of rain in August had a restraining effect on the increase of the amount of sugar per hectare.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager, CSM nv:
tel. +31 (0)20 5906320 / +31 (0)6 53527622.

**CSM nv** is an internationally operating company active in the development, production, sale and distribution of food ingredients and sugar confectionery. CSM's main product groups are bakery ingredients and products, confectionery, sugar and lactic acid. CSM has annual sales of EUR 3.4 billion and operates in Europe, the United States, Canada, Brazil and Asia. CSM employs approximately 14,000 staff.
More info at: **www.csm.nl**

**CSM Suiker** has a 38% share of the Dutch market. CSM produces sugar from beet and sells 85% of its output to industrial customers in the European Union; 15% of the sugar goes to the consumer market in a broad range of sugar cubes, sugar sticks, syrup, and table sugar in various packaging.
More info at: **www.csmsuiker.nl**

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM completes sale of subsidiaries in Germany and France

**Diemen, the Netherlands, 30 September 2004 - CSM nv has sold its subsidiaries Dreidoppel and Lachaise. Dreidoppel GmbH in Langenfeld, Germany, has been sold to the German company Ireks GmbH. The transaction has taken effect on 27 September 2004. The French operating company Lachaise has been sold to the management. This transaction takes effect on 30 September 2004.**

Dreidoppel employs around 100 people and specializes in the development, production, and sale of flavorings for bakery products and ice-cream. CSM Bakery Supplies Europe no longer includes these flavorings in its core activities. The operations generate an annual turnover of approximately EUR 22 million.

Lachaise employs around 265 people and specializes in the production of frozen patisserie products for a small top segment of the market. It records an annual turnover of approximately EUR 23 million.

Extraordinary net income in 2004 from both transactions is expected to amount to around EUR 10 million (cash revenue: EUR 24 million).

The sale of these subsidiaries is part of the measures announced earlier by CSM to strengthen its position in the market for bakery products, especially in Germany and France.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager, CSM nv:
tel. +31 (0)20 5906320 / +31 (0)6 53527622.

**CSM nv** is an internationally operating company active in the development, production, sale and distribution of food ingredients and sugar confectionery. CSM's main product groups are bakery ingredients and products, confectionery, sugar and lactic acid. CSM has annual sales of EUR 3.4 billion and operates in Europe, the United States, Canada, Brazil and Asia. CSM employs approximately 14,000 staff.
More info at: **www.csm.nl**

**CSM Bakery Supplies Europe** is active in 16 European countries. The division specializes in the development, production and sales of a wide range of bakery ingredients and products for professional bakers and bake-offs. The European market for bakery ingredients and business-to-business bakery products is



worth an estimated EUR 8.5 billion. With a market share of 12%, CSM Bakery Supplies Europe is regarded as European market leader, holding number one positions in Germany, Italy, United Kingdom and France.

**Ireks GmbH** is an international producer of raw materials and convenience products for the bakery sector. It has a workforce of over 1,700. It is also active in malt for the brewing industry, soft ice, and the agricultural sector. More info at: **www.ireks.nl**

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM REORGANIZES TO STRENGTHEN ITS POSITION IN GERMANY

**Diemen, the Netherlands, 18 October 2004 - CSM's subsidiary BakeMark Germany is reorganizing its management structure and tailoring its sales force to meet the changing market conditions and new customer demands. These measures are consistent with earlier announcements by CSM about strengthening its core strategic business of bakery supplies and food ingredients.**

BakeMark Germany will adjust its sales organization to suit the smaller group of artisan customers. At the same time, it will focus on the growth potential of frozen products, especially with regard to businesses in the food service/out-of-home channel, such as restaurants, fast food chains, and coffee and sandwich shops.

Furthermore, the workforce at the production location in Delmenhorst will be downsized to improve efficiency.

CSM expects this reorganization to result in the loss of approximately 100 jobs.

The costs of these restructuring measures (EUR 4.5 million) will be offset against the extraordinary income from the divestment of the CSM subsidiaries Dreidoppel (Germany) and Lachaise (France) in September 2004.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager: tel. +31 (0)20 5906320.

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups are bakery ingredients and -products, lactic acid and derivatives, and sugar. With these activities CSM has annual sales of EUR 2.8 billion with a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil and Asia. At this moment CSM investigates the possibility of selling the division CSM Sugar Confectionery. More info at: **www.csm.nl**

**CSM Bakery Supplies Europe** is active in 16 European countries. The division specializes in the development, production and sales of a wide range of bakery ingredients and products for professional bakers and bake-offs. With a market share of 12%, CSM Bakery Supplies Europe is regarded as European market leader, holding number-one positions in Germany, Italy, the United Kingdom and France.

2004/11

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM COMBINES THREE OF ITS NORTH AMERICAN BAKERY COMPANIES

**Diemen, the Netherlands, 25 October 2004 – CSM is planning to combine three of its North American businesses – H.C. Brill Company, Henry & Henry, and Baker & Baker – into one operating company under the name of H.C. Brill Company. CSM expects the new company to be operational in the course of 2005.**

CSM will establish a dedicated food services/out-of-home organization to leverage the strong market positions of the three companies. By implementing this change CSM will also benefit from the synergies created by the combined back-office and management functions.

In addition, the new sales organization will lead to enhanced product offerings and services to our customers. It will provide CSM with new growth opportunities by exploiting specific strengths within its sales forces and product and brand portfolios, which are currently spread over the three different companies.

The new company will operate under the H.C. Brill Company name. H.C. Brill has a long tradition in the North American bakery market as a producer and marketer of the well-established Brill brands, particularly for supermarket in-store bakeries, the food-service channel, and retail bakeries.

CSM expects the restructuring to result in a loss of approximately 50 jobs.

The cost of these restructuring measures (EUR 4.0 million) will be offset against the extraordinary income from the divestment of two CSM subsidiaries (Dreidoppel and Lachaise), announced in September 2004.

CSM is transforming into a global bakery supplies and food ingredients company. It is currently investigating the possibility of selling its Sugar Confectionery division. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More information can be found at: **www.csm.nl**

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager: tel. +31 (0)20 5906320 / +31 (0)6 53527622.



**Background information**
In the North American market CSM is the leading manufacturer and provider of bakery ingredients and products, including functional ingredients, mixes, fillings, glazes and icings, decorations and frozen batters, frozen cakes and dough. CSM Bakery Supplies North America, headquartered in Schaumburg, Illinois, operates 13 manufacturing plants and 28 distribution centers across the U.S.

Henry & Henry is a leading and highly regarded producer of fruit and other fillings and icings for bakery and food service. Henry & Henry is located in Lancaster, New York, where it operates a 130,000 square foot processing and distribution facility.

Baker & Baker is a leading producer and marketer of the Karp's, Orth and Baker & Baker brands to food service and to the wholesale baking industry. Baker & Baker operates plants in Oak Creek in Wisconsin, Elk Grove Village in Illinois and Spartanburg in South Carolina.

HC Brill Company is the producer and marketer of the market leading Brill brand of icings, bakery fillings, frozen cookies and frozen baked cake layers and finished cakes, especially for supermarket in-store bakeries, retail bakeries and food service.

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press release

## JAAP VINK STEPS DOWN AS CHAIRMAN BOARD OF MANAGEMENT CSM

**Diemen, the Netherlands, 29 October 2004** - CSM recently announced that it intends to concentrate on its business-to-business activities, bakery supplies, and food ingredients. In this context, a study into the possible sale of the Sugar Confectionery Division was also announced. Following a period of strong growth, in part generated by acquisitions, CSM has now entered a phase of restructuring and streamlining of its portfolio as the basis for further growth. This streamlining also means that the Board of Management will become more closely involved in the actual management of the company's activities.

With this in mind, chairman dr. J.A.J. Vink has informed the Supervisory Board that, in his opinion, CSM would benefit from the appointment of a new chairman to lead CSM in this new fase. At the request of the Supervisory Board, Mr Vink has agreed to remain in his post until his successor is appointed. The search for a suitable candidate has now begun, and is likely to take several months.

During this interim period, the duties of the Board of Management will be divided amongst its members as follows:
- Mr Vink will be responsible for CSM Biochemicals, CSM Sugar and CSM Sugar Confectionery.
- Mr Hendriks will be responsible for CSM Bakery Supplies Europe and CSM Bakery Supplies North America.
- Mr Olieman will be responsible for regular activities and special projects in the area of internal synergy, including procurement, IT, and innovation.

Mr Vink has been a member of the Board of Management of CSM nv since 1 April 1995, vice chairman since 1 April 1996 and chairman since 1 April 1997. During this period the company's turnover has increased from EUR 1.2 billion to EUR 3.5 billion, and its net profit from EUR 80 million to EUR 178 million.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager: tel. +31 (0)20 5906320 / +31 (0)6 53527622.

**CSM** is transforming into a global bakery supplies and food ingredients company. It is currently investigating the possibility of selling its Sugar Confectionery division. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: **www.csm.nl**

2004/13

CSM

ROYAL COSUN

**CSM nv**
**Corporate Communications**

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 63 20
F 020 590 62 17
E marjolein.moerer@csm.nl

**Royal Cosun**
E presscosun@cosun.com

# Press Release

## CSM SELLS STAKE IN NEDALCO TO ROYAL COSUN

**Diemen/Breda, The Netherlands, 2 December 2004 - CSM and Royal Cosun have reached an advanced stage in their negotiations on the sale of CSM's 39% stake in Koninklijke Nedalco. The intended transaction will make Cosun the sole owner of Nedalco. The takeover price for CSM's stake in Nedalco amounts to EUR 24.5 million and is expected to result in a net book profit of about EUR 14 million begin 2005.**

Koninklijke Nedalco, based in Bergen op Zoom, the Netherlands (approximate turnover: EUR 75 million; workforce: over 100) produces natural alcohol for the liquor industry and for industrial use. As grain products are increasingly replacing molasses (a by-product of sugar production) as a raw material in the production of alcohol, the stake in Nedalco no longer fits in with the CSM strategy.

If a sufficiently positive trend emerges in the prospects for bio-ethanol, Nedalco will consider developing its operations in this direction. By increasing its stake in Nedalco, Cosun will create an opportunity to participate in this process.

Where applicable, consultation procedures have been started with employees' representatives.

---

### For more information please contact:

Marjolein Moerer, communications manager CSM, tel. +31 (0)20 5906320 / +31 (0)6 53527622.
Willy van Oorschot, corporate communicatie Royal Cosun, tel. 076 5303222/06 22978565.

**CSM** is transforming into a global bakery supplies and food ingredients company. It is currently investigating the possibility of selling its Sugar Confectionery division. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: **www.csm.nl**

**Royal Cosun** is an international company specializing in the development, production and sale of natural food and ingredients. Its product range varies from sugar, fructose & inuline and potato specialties to combined ingredients for, amongst other things, snacks, patisserie and dairy products, soft drinks, and the food service sector. Royal Cosun is a cooperative with some 11,500 members/shareholders. It operates mainly in Europe and employs 4,325 people. It has a corporate turnover of around EUR 1.3 billion. More info: **www.cosun.nl**



**Koninklijke Nedalco** is one of Europe's main producers of grain-distilled alcohol, intended for various industries. Nedalco, an important exporting company, is also developing bio-ethanol, a type of car fuel made from crop-based materials. More info: **www.nedalco.nl**

CSM

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM INTENDS TO SELL SUGAR CONFECTIONERY TO CVC CAPITAL PARTNERS

**Diemen, The Netherlands, 16 December 2004 – CSM is pleased to announce that negotiations with CVC Capital Partners regarding the sale of its Sugar Confectionery Division are now so far advanced that we expect final agreement on the transaction. The parties have agreed a provisional takeover price of EUR 850 million. The actual value of the transaction will be based on the division's balance sheet on the date of transfer. CSM expects to complete the sale in the first quarter of 2005.**

CSM Sugar Confectionery has an annual turnover of EUR 750 million and employs approximately 4,300 people. With its six operating companies, the division is active in various European countries and Asia and owns strong brands including Läkerol, Dietorelle, Malaco, RedBand, Sportlife, Jenkki, and Lutti.

The planned sale of the Sugar Confectionery Division is a major step in CSM's strategy of concentrating on its business-to-business activities in the bakery supplies and food ingredients markets. To grow further – in terms of new products, clients and geographical markets, amongst other things – CSM is bringing focus in its portfolio. This can accelerate the growth of Biochemicals and further improve the profitability of Bakery Supplies.

The Sugar Confectionery Division will benefit from being part of CVC Capital Partners, which offers greater opportunities for the growth of the confectionery activities than alongside the other divisions of CSM with their strong business-to-business orientation.

CSM will use the funds generated by the sale, amongst other things, to repay debts and possibly, to repurchase some of its own shares.

Where applicable, the information and consultation procedures with employee representatives and trade unions have been initiated. The planned transaction will also be submitted to the European Union's Competition Authority in Brussels.

CSM announced on 27 August this year that it would start an investigation into the potential sale of its Sugar Confectionery Division.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager, CSM; tel. +31 (0)20 5906320 / +31 (0)6 53527622.



**Background information**

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: **www.csm.nl**

**CVC Capital Partners** is a leading independent private equity provider in Europe and Asia, specializing in large scale leveraged buy-outs. Founded in 1981 as Citicorp's European private equity arm, in 1993 CVC completed its own management buy-out and is independently owned by its management. CVC closed its most recent European fund of US$ 4.0 billion in 2001 and currently has total funds under management of over US$ 9.0 billion. CVC has 12 offices in Europe. Since 1981, CVC has acquired over 235 companies for a consideration of more than EUR 43 billion. CVC's current European portfolio of 55 companies has a combined transaction size of EUR 32 billion, with a combined turnover of EUR 30 billion, operating in 25 countries and employing over 230,000 people.
In February 2000, CVC established a US$ 750 million Asia Pacific investment fund. CVC now has offices throughout the Asia Pacific region and in 2003 was awarded Buyout House of the Year in Asia. The Asian portfolio currently comprises 12 companies.
Further information on CVC is available on the Internet at **www.cvceurope.com**

CSM

ROYAL COSUN

**CSM nv**
**Corporate Communications**

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 63 20
F 020 590 62 17
E marjolein.moerer@csm.nl

**Royal Cosun**
E presscosun@cosun.com

# Press Release

## SALE CSM's STAKE IN NEDALCO TO ROYAL COSUN COMPLETED

**Diemen/Breda, The Netherlands, 22 December 2004 – Today, CSM and Royal Cosun completed the transfer of CSM's shares in Koninklijke Nedalco. This makes Cosun the sole owner of Nedalco. The intention to carry out this transaction was announced on 2 December 2004.**

---

### For more information please contact:

Marjolein Moerer, communications manager CSM, tel. +31 (0)20 5906320 / +31 (0)6 53527622.
Willy van Oorschot, corporate communicatie Royal Cosun, tel. + 31 (0)76 5303222/ + 31 (0)6 22978565.

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: **www.csm.nl**

**Royal Cosun** is an international company specializing in the development, production and sale of natural food and ingredients. Its product range varies from sugar, fructose & inuline and potato specialties to combined ingredients for, amongst other things, snacks, patisserie and dairy products, soft drinks, and the food service sector. Royal Cosun is a cooperative with some 11,500 members/shareholders. It operates mainly in Europe and employs 4,325 people. It has a corporate turnover of around EUR 1.3 billion. More info: **www.cosun.nl**

**Koninklijke Nedalco** is one of Europe's main producers of grain-distilled alcohol, intended for various industries. Nedalco, an important exporting company, is also developing bio-ethanol, a type of car fuel made from crop-based materials. More info: **www.nedalco.nl**

2004/16

CSM

CSM nv
Corporate Communications

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T 020 590 63 20
F 020 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM SHUTS DOWN BEET PROCESSING OPERATIONS IN BREDA

**Diemen, The Netherlands, 6 January 2005 – CSM intends to shut down its beet processing operations in Breda and concentrate them in its factory in Hoogkerk (Province of Groningen). The decision has been prompted mainly by the proposed radical changes to the EU Sugar Regulation and intends to retain the profitable position of CSM's sugar operations.**

The sugar market in Europe is strongly dictated by the EU Sugar Regulation. The proposed changes to this regulation will lead to lower sugar prices and production quotas. By concentrating the sugar beet processing in one factory CSM will considerably improve efficiency and create an excellent starting position for itself in the further consolidation of the European sugar industry.

CSM Suiker intends to end only the beet processing operations in Breda. The specialty factory which produces liquid and novelty sugar will continue. So will the storage and distribution operations. Dismissals will be requested for approximately 75 of the 150 employees in Breda.

A large number of efficiency projects will be implemented in the Hoogkerk factory to optimize the business processes. Some of the machinery from the sugar factory in Breda will be moved to Groningen in the next few years.

CSM Suiker will draw up a social plan for the affected employees. The individuals and the unions have been notified. The Works Council has been asked for advice.

---

**For more information, please contact:**
Marjolein Moerer, Communications Manager, CSM; tel. +31 (0)20 5906320 / +31 (0)6 53527622

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: **www.csm.nl**

CSM

**CSM nv**
**Corporate Communications**

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM RESTRUCTURES DISTRIBUTION IN NORTH AMERICA

**Diemen, the Netherlands, 17 February 2005 – CSM is to restructure its North American distribution activities in bakery ingredients. Four BakeMark East distribution centers in the eastern United States – in Buffalo, Saratoga, St Louis and New Orleans – will be divested. The head office of BakeMark East in Schaumburg, Illinois, will be closed. The remaining activities of BakeMark East will be merged with BakeMark West, operating under the name of BakeMark USA from mid-May 2005. This restructuring will lead to significant cost savings. Moreover, the national orientation of BakeMark USA will result in an improved and more efficient approach to the market.**

This move is part of CSM's strategy to improve its profitability through *Restructuring, Divestment* and *Growth*. One element of this is a zero-tolerance approach to loss-making activities. The measures now being taken are in line with earlier announcements regarding the reinforcement of CSM's strategic core activities in bakery products and food ingredients.

The restructuring affects 148 jobs. The divestment of the unprofitable distribution centers will lead to a reduction of around EUR 60 million in turnover and a marked improvement in profitability.

CSM will form a provision of EUR 5 million charged to its 2005 results for the expected costs of restructuring.

---

**For more information, please contact:**
**Press** : Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0) 6 53527622.
**Analysts**: Ian Blackford, investor relations manager: tel. + 31 (0) 20 5906317/mobile + 44 (0) 7767 227506.

CSM is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

**CSM Bakery Supplies North America** is the leading manufacturer and supplier of bakery ingredients and products in the North American market. These products include functional ingredients, bakery mixes, fruit and cream fillings, couvertures, and frozen batters, cakes and dough.

CSM

**CSM nv**
**Corporate Communications**

Postbus 349
1000 AH Amsterdam

Nienoord 13
1112 XE Diemen

T +31 20 590 63 20
F +31 20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM REORGANIZES TO REINFORCE POSITION IN FRANCE

**Diemen, the Netherlands, 22 February 2005 – CSM is reorganizing the activities of its French subsidiary, Délices de la Tour, in order to reinforce its position and market share (18%) in France. The move is part of CSM's strategy to improve its profitability through *Restructuring*, *Divestment* and *Growth*. One element of this is a zero-tolerance approach to loss-making activities.**

The measures now being taken are in line with earlier announcements regarding the reinforcement of CSM's strategic core activities in bakery products and food ingredients.

Délices de la Tour (DLT) is to concentrate on the production, development and sale of premium frozen dough products, such as special breads (stone-oven baked bread) and viennoiserie (croissants and brioches) and beignets. The bulk production of frozen baguettes will end. In addition, all logistical activities will be outsourced.

DLT plans to concentrate production in Le Mans and at Maubeuge Quick Pain. DLT has begun negotiations with the local trade unions and staff representative bodies regarding the closure of the Delicefood plant in Maubeuge, the production facility in Thoiry and the warehousing and distribution activities in Petit Couronne. The measures will affect, on balance, approximately 200 jobs. The intended concentration of the production will eventually lead to the creation of around 60 new jobs in Le Mans and Maubeuge Quick Pain.

CSM expects that, as a result of this reorganization, the heavily loss-making Délices de la Tour will already return to break even in the course of this year.

CSM will charge the sum of approximately EUR 20 million to its 2005 results to cover the asset write-off and the costs of restructuring. It expects the reorganization to be completed by the end of 2005.

---

**For more information, please contact:**
**Press:** Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0) 6 53527622.
**Analysts:** Ian Blackford, investor relations manager: tel. + 31 (0) 20 5906317/mobile + 44 (0) 7767 227506.

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

**CSM Bakery Supplies Europe** is active in 16 European countries. The division concentrates on the development, production and sale of a wide range of bakery ingredients and frozen dough products for professional bakers and the bake-off market. With a market share of 12%, CSM Bakery Supplies Europe is regarded as the European market leader, holding the number-one position in Germany, Italy, the UK and France.

2005/03

CSM

**CSM nv**
**Board of Management**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 69 11
F +31 (0)20 695 19 42
E info@csm.nl
I www.csm.nl

# Press Release

## GERARD HOETMER NEW CEO AT CSM

**Diemen, the Netherlands, 1 March 2005 – Today, CSM announces the appointment of Gerard Hoetmer as its new CEO. Hoetmer succeeds Jaap Vink, who will resign on 1 May 2005.**

Gerard Hoetmer (48) has Dutch nationality and is currently employed by Unilever as Senior Vice President Supply Chain. He is member of the Unilever Foods Executive. He has held various positions at Unilever since 1980. His extensive knowledge and experience of the food industry in a business-to-business environment fit in perfectly with the business operations of CSM.

CSM also announces that Frans Olieman will resign as a member of the Board of Management on 1 May 2005, a few months ahead of his official retirement date in December 2005.

As of 1 May 2005 the CSM Board of Management will consist of Gerard Hoetmer (CEO) and Roelof Hendriks (financial portfolio, amongst others).

The Supervisory Board of CSM will propose the appointment of Gerard Hoetmer to the General Shareholders' Meeting on 20 April 2005.

The resignation of Jaap Vink as Chairman of the Board of Management was announced in October 2004. Mr Vink, who joined CSM in 1983, has been a member of the Board of Management since 1995, and Chairman since 1997. He was the driving force behind the growth of CSM operations in the biochemicals and bakery ingredients sectors. Frans Olieman, who has worked for CSM since 1985, became a member of the Board of Management in 1995 and was also Director of the Sugar Division till the end of 2003. In his capacity as a member of the Board of Management, Mr Olieman was responsible primarily for the inter-division coordination of Innovation, Supply Chain and Procurement.

With a view to retaining continuity Jaap Vink and Frans Olieman will remain available for transfer of knowledge until the end of the year.

---

**For more information, please contact:**
**Press:** Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
**Analysts:** Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / mobile +44 (0)7767 227506

**Annex: CV Gerard Hoetmer**



**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the intended divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

## Curriculum Vitae – Gerard Hoetmer (1956)



### Education

| | |
|---|---|
| 1974 - 1980 | Mechanical Engineering, Delft University of Technology, the Netherlands |

### Experience

| | |
|---|---|
| 1980 - present | Unilever |
| 2000 - present | Unilever Foods<br>Senior Vice-President Supply Chain<br>Member of Unilever Foods Executive |
| 2004 - present | On top of responsibility for Foods Division supply chain:<br>Leader of Unilever's global overheads and organization restructuring |
| 2001 - 2004 | Unilever Foods<br>Leader of Business Tail Reduction Program |
| 1998 - 2000 | Unilever Foods & Beverages Europe<br>Executive Vice-President Supply Chain |
| 1996 - 1998 | Loders Croklaan Group (a Unilever Food Ingredients company)<br>Chairman |
| 1992 - 1996 | Loders Croklaan Group<br>Sales and Marketing Director |
| 1989 - 1992 | Loders Croklaan Group<br>General Manager Protein Division |
| 1987 - 1989 | Loders Croklaan Group<br>Logistics Manager |
| 1985 - 1987 | Van den Bergh & Jurgens, South Africa (a Unilever Company)<br>Project Manager Refinery |
| 1980 - 1985 | Unimills, the Netherlands (a Unilever Company)<br>Various Engineering and Production Management jobs |

 CSM



**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## SALE OF CSM SUGAR CONFECTIONERY TO CVC CAPITAL PARTNERS DEFINITIVE

**Diemen, the Netherlands, 1 March 2005 - CSM announces that it has reached definitive agreement with CVC Capital Partners on the sale of its Sugar Confectionery Division. The consultative procedures with unions and the representative bodies have been completed. The EU competition authority in Brussels approved the transaction.**

**The transfer will take place on 7 March 2005. The selling price is EUR 850 million. The definitive acquisition price will be determined on the basis of the balance sheet as at the transfer date.**

CSM Sugar Confectionery has an annual turnover of EUR 750 million and a workforce of approximately 4,300. The division has six operating companies and operates with strong brands, including Läkerol, Dietorelle, Malaco, RedBand, Sportlife, Jenkki and Lutti, in various European countries and Asia.

The sale of the Sugar Confectionery Division marks a major step in CSM's strategy to concentrate on its business-to-business operations in the markets for bakery products and food ingredients. CSM is bringing more focus into its portfolio with a view to further growth, also in the form of new products, customers and geographies. This will enable accelerated growth in Biochemicals and further improvement in the profitability of Bakery Supplies.

CSM will use the proceeds from the sale to, amongst others, repay debts and possibly to repurchase company shares.

CSM announced the sale of the Sugar Confectionery Division on 16 December 2004.

---

**For more information, please contact:**
**Press:** Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / mobile +31 (0)6 5352 7622
**Analysts:** Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / mobile +44 (0)7767 227506

**CSM** is transforming into a global bakery supplies and food ingredients company. CSM's main product groups after the divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

2005/5



# CSM

Bakery Supplies & Food Ingredients

CSM nv
Board of Management

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 69 11
F +31 (0)20 695 19 42
E info@csm.nl
I www.csm.nl

# Press Release

## CSM REALIZES RESULT OF EUR 162.5 MILLION FOR 2004

**Diemen, the Netherlands, 2 March 2005 – Today, CSM announced its results for calendar year 2004:**

- Result* of EUR 162.5 million for 2004 (2003**: EUR 177.5 million).
- More or less stable net turnover of EUR 3.5 billion.
- Earnings per share*** for 2004 fell to EUR 2.05 (2003**: EUR 2.28).
- Cash dividend proposal of EUR 0.80 per share.
- Net debt position decreased to EUR 881.1 million (2003**: EUR 1,052.1 million).

**Jaap Vink, Chairman of the Board of Management**: "CSM made important strategic choices in the past year and directed its focus at business-to-business. We have taken measures in all parts of the company to improve the disappointing results half-way through the year. Though it is still too early to talk of a marked improvement in profitability, an upturn was discernible in the last months of 2004."

Now that CSM is transforming into a global player in Bakery Supplies & Food Ingredients, we are gearing up to face huge challenges. This phase is characterized by three key themes: ***Restructuring***, ***Divestment*** and ***Growth***.

This process is already in full swing at CSM Bakery Supplies Europe. The announced reorganization in Germany, the sale of Dreidoppel and Lachaise, and closer attention to an efficient manufacturing footprint will sharpen the focus and help restore profitability. Further measures are being worked out in the division's Change for Growth project, which should not only improve performance but also promote growth. The division will intensify its focus, bolster its good position in the artisan channel, and win a share in the new market segments. To achieve this, it needs to respond faster to trends and deploy an innovative market approach.

CSM Bakery Supplies North America is also facing a whole array of challenges: improve profitability, simplify the organization, reorganize the distribution operations, and revise the manufacturing footprint. The Phoenix Project will lead to a more efficient marketing & sales organization for the in-store and food

---

* *Result = result after taxes from ordinary activities before goodwill amortization.*

** *Calendar year basis.*

*** *Earnings per share = result after taxes from ordinary activities (less the dividend on financing preference shares) before goodwill amortization, divided by the weighted average number of ordinary shares with dividend rights.*



service segments. In North America we will also realize growth in the new channels by applying a new – more focused – market approach.
At CSM Biochemicals the emphasis is less on restructuring and divestment and more on profitable growth, cost price reduction, and hence on investment. CSM Biochemicals is about to build its fifth lactic acid factory – this time in Asia. One of the main challenges facing this division is to constantly match production capacity with demand. To retain its competitive edge in the market it is also important, amongst others, to develop Next Generation Technology and new products that anticipate customers' needs. New applications, new geographies and more personnel in sales, application and business development must ensure accelerated growth.

Drastic changes are also taking place at CSM Sugar. The sale of our 39% stake in Nedalco, which we completed just before the close of the year, falls under the heading *Divestment*. Nedalco is developing its activities as a producer of bio-ethanol, which requires large investments, and therefore no longer fits in with our strategy. The new EU Sugar Regulation will inevitably lead to further and profound changes. In this light CSM Suiker has announced its intention to shut down its beet-processing operations in Breda and concentrate them in the factory in Vierverlaten (Groningen) in order to retain CSM's strong and profitable position in the sugar market. The production of sugar specialties and syrups will be continued in Breda.

**Results**

The *result after taxes before goodwill amortization* decreased by 8.5% to EUR 162.5 million for calendar year 2004 (2003: EUR 177.5 million). At constant exchange rates the *result after taxes before goodwill amortization* would have been EUR 166.5 million, down 6.2%. The *result after taxes* was EUR 120.1 million (2003: EUR 136.8 million), reflecting a fall of 12.2%. The net effect of the exceptional items on the *result after taxes* is EUR 3.6 million positive. The exceptional items consist mainly of proceeds from the disposal of group companies, the write-down of assets and restructuring costs at the bakery divisions.

Net turnover fell by 0.3% to EUR 3,475.0 million (2003: EUR 3,484.2 million). At constant exchange rates turnover would have been EUR 3,580.9 million, reflecting a rise of 2.8%. Acquisitions contributed EUR 33.7 million. Autonomously, net turnover increased by EUR 63.0 million or 1.7%, mainly at CSM Bakery Supplies North America and CSM Biochemicals.

The *operating result before goodwill amortization* (EBITA) fell by EUR 27.4 million (9.3%) to EUR 266.3 million (2003: EUR 293.7 million). At constant exchange rates the *operating result before goodwill amortization* would have decreased by 7.0% to EUR 273.2 million. On an autonomous basis the *operating result before goodwill amortization* decreased by 15.9% compared with 2003, mainly due to poor results of CSM Bakery Supplies Europe in France and Germany. The contribution by acquisitions amounted to EUR 26.1 million.

The balance of financial income and charges was EUR 57.1 million (2003: EUR 62.0 million). This decrease was primarily attributable to lower interest charges due to a lower net debt position.
The tax burden showed a limited decrease to 28.0% (2003: 28.4%).



**Main Developments by Division**

- CSM will sell its Sugar Confectionery Division for EUR 850 million, effective as at 7 March 2005.
- The reorganizations and divestments at CSM Bakery Supplies Europe, which were announced in the second half of 2004, are progressing as expected or will be implemented as planned. The division realized strongly disappointing results due to poor business conditions in Germany and France, particularly in the first half-year, and higher costs of raw materials.
- CSM Bakery Supplies North America improved its results, amongst others, by introducing low-carb and 'good-carb' ingredients and products. The merger of the marketing and sales organizations of Brill, Baker&Baker and Henry&Henry is on schedule.
- CSM Biochemicals saw a strong rise in volumes in 2004 (+19%) but felt the adverse effects of the weak US dollar and experienced price pressure due to increased competition.
- CSM Sugar sold its stake in alcohol producer Nedalco. With a view to retaining the profitable position of CSM's sugar activities after the reform of the EU Sugar Regulation, it announced in January 2005 the concentration of the beet-processing operations in Vierverlaten (Groningen, the Netherlands).

**IFRS 2005**

Starting from financial year 2005 CSM must report on the basis of the International Financial Reporting Standards (IFRS). The report for the first half of 2005 will be the first report based on IFRS. The annual report for 2005 will be the first annual report based on IFRS. For further details refer to appendix 7.

**Prospects for 2005***

- CSM Bakery Supplies Europe: limited increase in result
- CSM Bakery Supplies North America: modest increase in result (in dollars)
- CSM Sugar Confectionery: contributes to result for only two months
- CSM Biochemicals: higher volume, but lower result due to anticipated weak dollar and price pressure
- CSM Sugar: limited decrease in result

As CSM Sugar Confectionery will contribute for only two months, CSM's operating result for 2005 will see a considerable decline, only partially offset by lower interest charges.
CSM is making no statements at present about the anticipated development in earnings per share in 2005.

**Dividend Proposal**

Upon adoption of the financial statements holders of (depositary receipt of) cumulative financing preference shares will receive their statutory dividend. Holders of ordinary shares and depositary shares will be proposed a cash dividend for 2004 of EUR 0.80 per ordinary share (pay-out ratio 39.1). The proposed amount for the cash dividend equals the amount of the cash dividend for 2003 (pay-out ratio for 2003: 35.1).

* *before exceptional income and charges*



**Webcast**
The presentation that Messrs Vink (CEO) and Hendriks (CFO) are providing for analysts can be followed live via www.csm.nl from 11.00 hours (CET) on Wednesday, 2 March 2005.

**For more information, please contact:**
**Press:** Marjolein Moerer, Communications Manager: tel. +31 (0)20 5906320/mobile +31 (0)6 5352 7622
**Analysts:** Ian Blackford, Investor Relations Manager: tel. +31 (0)20 5906317/mobile +44 (0)7767 227506

**Appendices**
Appendix 1: Notes
Appendix 2: Consolidated Balance Sheet
Appendix 3: Consolidated Profit and Loss Account
Appendix 4: Consolidated Cash Flow Statement
Appendix 5: Segment Information per Business Area
Appendix 6: Segment Information per Geographical Region
Appendix 7: IFRS 2005

**Operations CSM nv**
CSM is transforming into a global producer and supplier of bakery products and food ingredients. CSM's main product groups after the divestment of its sugar confectionery activities will be bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM will have an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl



**Appendix 1: Notes**
**Results and Prospects by Division**

**CSM Bakery Supplies Europe**

| Calendar year<br>*millions of euros* | 2004<br>before exceptional items | 2004 | 2003* |
|---|---|---|---|
| Net turnover | 1,148.8 | 1,148.8 | 1,128.1 |
| EBITA | 65.4 | 77.7 | 88.5 |
| ROS% | 5.7 | 6.8 | 7.8 |
| ROCE including goodwill % | 7.6 | 9.1 | 10.5 |

* no exceptional items were recorded for 2003

**Business Developments CSM Bakery Supplies Europe**

Calendar year 2004 was the toughest year in the history of CSM Bakery Supplies Europe.
At EUR 1,148.8 million net divisional turnover showed a modest improvement on 2003 (EUR 1,128.1 million). Excluding the turnover of the companies acquired in 2003 (EUR 22 million) and the effect of the sale of Dreidoppel (EUR 11 million), turnover increased by approximately 1% compared with 2003. Mounting competition in 2004 necessitated a considerable reduction in prices, more promotional activities, and discounts to protect the market share.
In such a climate it is essential to stimulate sales by the regular introduction of new products. New products were successfully launched in a number of countries, including Germany (BakeMark Deutschland), Austria (Bender Iglauer), Benelux (Unipro), the UK (BakeMark UK) and Italy (BakeMark Italia). Though they led to a rise in volumes, this favorable effect was largely canceled out by price concessions which reduced the gross margins.
In addition, the prices of some key raw materials, such as flour, vegetable oils and nuts sometimes rose by more than 50% compared with 2003. Given the keen competition, these price rises could scarcely be passed on, if at all. We reckon that the adverse effect of price rises in raw materials in 2004 worked out at approximately EUR 10 million.
All of this caused the EBITA to fall by 26.1% to EUR 65.4 million in calendar year 2004 (2003: EUR 88.5 million). Excluding the full contribution of the companies acquired during 2003, the EBITA would even have fallen by 29.5%.
BakeMark Deutschland reorganized its sales organization in the fourth quarter of 2004. This will lead to the loss of 60 jobs in 2005 and reduce selling expenses by EUR 4.0 million. To realize this reorganization a provision of EUR 4.2 million was formed and charged to the EBITA. Dreidoppel, which produces flavorings for the bakery and dairy trade, was sold in the fourth quarter of 2004 as it no longer fitted in with the corporate strategy. This sale yielded an exceptional income of EUR 19.3 million credited to the EBITA.
In France, difficult market conditions prevented BakeMark Ingrédients France, producer of bakery ingredients, from improving its result. This likewise applied to Délices de la Tour, producer of frozen bread and Viennoiserie products, which closed the year with a considerable operational loss due to fierce competition in the in-store segment. The management of both French companies was replaced by a single director, who has been assigned the task of simplifying the management structure and improving the manufacturing footprint in both cases.
The successful sale of bakery fats to industrial bakeries by the Belgian company Unipro led to a further rise in turnover and EBITA. In March 2004, CSM Bakery Supplies Europe merged the operations of the



English companies Arkady Craigmillar, Brill-Caravan and Readi-Bake under the name BakeMark United Kingdom. The results of BakeMark UK failed to meet expectations due to continued price pressure in all segments, increases in the prices of raw materials, and higher production costs. Though BakeMark Nordic managed to increase its turnover, this did not translate into a higher result because of increased competition and higher costs.
BakeMark Italia strengthened its excellent position in the artisan segment and increased both its turnover and EBITA. The other companies in southern Europe also retained their levels of turnover and EBITA despite their still modest position in the growing food service/OOH and in-store channels.

**Prospects CSM Bakery Supplies Europe**
The strong decrease in the EBITA in 2004 has prompted the division to embark on an accelerated restructuring program. In 2005, we will therefore implement a large number of reorganizations and divestments in almost all the countries where CSM Bakery Supplies Europe is operational. Meantime, preparations have begun for various growth projects under the name ‘Change for Growth’. The initial results should be discernible in the second half of 2005. As the expected reorganizations and growth projects will require investment, we see 2005 as a transitional year in which the division will prepare itself for growth and a recovery of profit in the years ahead.
We therefore anticipate a limited recovery in the EBITA, before the effect of exceptional income and charges, for 2005 compared with 2004 (before exceptional items).

**CSM Bakery Supplies North America**

| **Calendar year**<br>*millions of euros* | **2004** before exceptional items | **2004** | **2003*** |
|---|---|---|---|
| Net turnover | 1,047.0 | 1,047.0 | 1,066.2 |
| EBITA | 62.0 | 55.7 | 56.8 |
| ROS% | 5.9 | 5.3 | 5.3 |
| ROCE including goodwill % | 8.3 | 7.5 | 7.6 |

* no exceptional items were recorded for 2003

| **Calendar year**<br>*millions of US dollars* | **2004** before exceptional items | **2004** | **2003*** |
|---|---|---|---|
| Net turnover | 1,301.3 | 1,301.3 | 1,207.0 |
| EBITA | 77.1 | 69.0 | 64.6 |
| ROS% | 5.9 | 5.3 | 5.3 |
| ROCE including goodwill % | 8.7 | 7.8 | 7.5 |

* no exceptional items were recorded for 2003

**Business Developments CSM Bakery Supplies North America**
Net turnover of CSM Bakery Supplies North America amounted to EUR 1,047.0 million in calendar year 2004 (2003: EUR 1,066.2 million). Divestments led to a fall of almost EUR 16 million in the divisional turnover. At constant exchange rates (2004: EUR/USD=1.24 versus EUR/USD=1.13 in 2003) and excluding the effect of acquisitions and divestments, autonomous net turnover would have increased by 4.7%.



The EBITA decreased by 1.9% to EUR 55.7 million (2003: EUR 56.8 million), which includes EUR 3.9 million for the reorganizations announced in 2004 and EUR 2.4 million associated with a machinery and equipment write-off. The decline in the US dollar had a negative effect of around 7.7% – i.e. EUR 4.4 million – on the EBITA. Excluding the negative effect of the dollar, the cost of reorganizations and the impact of acquisitions the EBITA increased by 10.9% compared with 2003.
Despite the unremitting and tight competition in the North American market for bakery products, the EBITA still managed to grow in percentages of the turnover. During the report period, a lot of attention was paid to the reorganization at BakeMark East. The sale and consolidation of several distribution centers, improved route planning and lower overheads led to a fall in the operational losses, delivering a more or less break-even result as expected. Brill and Caravan realized a considerable rise in turnover as a result of higher volumes, and price rises in the second half-year. The sales figures for low-carb products were particularly good. However, there was a limited fall in sales to artisan bakeries in line with developments in the market. The operating companies, American Ingredients Company and Baker&Baker, were facing considerable rises in the price of raw materials (including soya oil and stearic acid), which could only partially be passed on to the customers in the second half of the report year.
In the last quarter of 2004, a decision was taken to fully integrate Brill, Baker&Baker and Henry&Henry. A one-off provision of EUR 6.3 million was formed and charged to the divisional EBITA.

**Prospects CSM Bakery Supplies North America**
The recovering economy and the anticipated favorable effects of the reorganizations announced in 2004 will have a positive influence on turnover and EBITA. We therefore expect a limited improvement in the EBITA in US dollars, excluding exceptional income and charges.

**CSM Sugar Confectionery**

| **Calendar year** *millions of euros* | **2004*** | **2003*** |
|---|---|---|
| Net turnover | 743.3 | 750.0 |
| EBITA | 69.3 | 63.9 |
| ROS% | 9.3 | 8.5 |
| ROCE including goodwill % | 8.4 | 7.7 |

* no exceptional items were recorded for 2003 and 2004

**Business Developments CSM Sugar Confectionery**
In calendar year 2004, CSM Sugar Confectionery realized a net turnover of EUR 743.3 million (2003: EUR 750.0 million). The 0.9% fall in turnover is due to difficult market conditions which put pressure on the margins and the result in the candy segment. The turnover from strategic brands also fell by 1.4% compared with the previous year.
On the other hand, sales rose in the pastilles and chewing gum segments, especially in Scandinavia and the Netherlands. Because of the price war between the large retailers the maximum price rise that could be introduced was 1%. In addition, increases in the price of various raw materials (e.g. Arabian gum, hazelnuts and almonds) could not be passed on to customers.
A more effective advertising and promotion policy, the initial results of the Route-to-Excellence program, and the savings realized by operationalizing the chewing gum factory in Sneek caused the EBITA to increase by 8.5% to EUR 69.3 million (2003: EUR 63.9 million). Expenditure on advertising and promotion in 2004 amounted to around 11% of turnover (2003: 12%) and is therefore in line with the



average in the European confectionery industry.
In keeping with expectations the Route-to-Excellence program has led to more efficient spending on promotion, disposal of unprofitable turnover and less complexity by reducing the number of product varieties.

**Prospects CSM Sugar Confectionery**
In September CSM announced that it was looking for a new shareholder for this division. Since then, after a controlled auction procedure, agreement in principle has been reached with CVC Capital Partners about the sale of CSM Sugar Confectionery for EUR 850 million.
We expect to conclude the transaction in March 2005 after completing the information and consultation procedures with the employee organizations and the representative bodies and obtaining permission from the competition authority of the European Union in Brussels.
We are therefore assuming that CSM Sugar Confectionery will make only a modest contribution to turnover and EBITA in 2005.

**CSM Biochemicals**

| **Calendar year**<br>*millions of euros* | **2004*** | **2003**<br>**before exceptional items** | **2003** |
|---|---|---|---|
| Net turnover | 271.3 | 257.5 | 271.1 |
| EBITA | 44.4 | 50.1 | 63.7 |
| ROS% | 16.4 | 19.5 | 23.5 |
| ROCE including goodwill % | 18.0 | 20.7 | 26.4 |

* no exceptional items were recorded for 2004

**Business Developments CSM Biochemicals**
Net turnover of CSM Biochemicals rose by 0.1% to EUR 271.3 million (2003: EUR 271.1 million). This rise is small because of the absence of the one-off income from Cargill in 2003 (EUR 13.6 million) and the negative effect of the strong decline in the US dollar (EUR 15 million).
Without the negative effect of the weak US dollar and the one-off income from Cargill turnover would have risen autonomously by 11%.
The autonomous growth in volume in 2004 compared with the previous year was around 19%. Particularly strong rises were recorded for sales in North and South America as a result of the economic upturn and the continuing demand for PURASAL *Opti.Form*™, a lactic acid derivative used in meat preservation. The growth in volume in Europe failed to live up to expectations because of disappointing sales in the segment for low-end lactic acid applications such as in animal feed. In all the regions except South America, increasing competition led to price erosion.

The EBITA of EUR 44.4 million realized in 2004 showed a strong fall compared with 2003 (EUR 63.7 million). This fall was caused by the absence in 2004 of the one-off income of EUR 13.6 million received from Cargill in 2003 and the negative (translation and transaction) effect of the weak US dollar (EUR 12 million). After adjustment for these negative effects the EBITA in 2004 would have stood at EUR 56.4 million, a rise of around 13%. Incidentally, transaction risk hedging (USD 60 million at an average of EUR=USD 1.20) during the year limited the negative effect of the decline in the US dollar.



Because of the increased competition in 2004 there was scarcely any scope to pass on the negative consequences of currency fluctuations and rises in the price of raw materials. This did not apply to the selling prices of some special products; nor did it apply in South America where the prices were increased in line with local inflation.
Despite the more limited functionality of calcium lactate in soft drinks, as opposed to calcium lactate gluconate, some buyers in Asia still opted for the cheaper product, calcium lactate. This partly explains the disappointing gluconate sales despite the good rise in volume.

**Prospects CSM Biochemicals**
In 2005 we anticipate another considerable rise of more than 10% in the volume of lactic acid and lactic acid derivatives.
However, due to the expected significantly lower exchange rate of the US dollar compared with 2004 and lower selling prices as a result of increased competition, we expect a lower EBITA in 2005.

**CSM Sugar**

| Calendar year | 2004 before exceptional items | 2004 | 2003* |
|---|---|---|---|
| *millions of euros* | | | |
| Net turnover | 264.6 | 264.6 | 268.8 |
| EBITA | 40.8 | 40.9 | 40.0 |
| ROS% | 15.4 | 15.5 | 14.9 |
| ROCE including goodwill % | 33.0 | 33.1 | 28.1 |

* no exceptional items were recorded for 2003

**Business Developments CSM Sugar**
Net turnover of CSM Sugar showed a limited fall in calendar year 2004, finishing at EUR 264.6 million (2003: EUR 268.8 million). This was mainly due to lower sugar exports to the world market and a lower turnover from Nedalco. The campaign for 2004 was satisfactory in every respect. Thanks to the favorable growing season the sugar content of the beet equaled or even slightly exceeded the average over the past ten years. Good weather conditions during the beet campaign led to a regular supply of beet and approximately 390,000 tons of white sugar were produced from around 2.4 million tons of beet. After quota sugar had been deducted, around 65,000 tons of C sugar remained (2003: 76.000 tons).
Various new products (including fruit syrups) were launched in 2004 for the industrial and the consumer market.
The price war between the large retailers in the Netherlands put pressure on the margins in this segment. Even so, the EBITA rose marginally in 2004 to EUR 40.9 million (2003: EUR 40.0 million). The operational margin (ROS) remained more or less unchanged.
The ROCE rose as a result of the limited increase in the operating result and lower average capital employed.

The shutdown of the beet-processing operations in Breda led to a one-off exceptional charge of EUR 13.8 million which has been incorporated in the result for 2004. This was due to the write-off of assets that will no longer be operational.



The sale of the 39% stake in Nedalco yielded a one-off gain of EUR 13.9 million which was credited to the result of CSM Sugar in 2004.

**Prospects CSM Sugar**

In connection with the announced shutdown of the sugar-production operations in Breda close attention will be paid this year to the reorganization and further rationalization of the production process. It is unlikely that the European Commission's proposals to reform the EU Sugar Regulation will come into force before 2006. Compared with 2004, we expect a limited decrease in the EBITA for 2005, excluding exceptional income and charges.



## Appendix 2: Consolidated Balance Sheet

| *before profit appropriation, millions of euros* | 2004 | | 2003 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible fixed assets | 684.1 | | 739.4 | |
| Tangible fixed assets | 806.6 | | 844.7 | |
| Financial fixed assets | 67.0 | | 69.5 | |
| Total fixed assets | | 1,557.7 | | 1,653.6 |
| Stocks | 493.0 | | 501.0 | |
| Receivables | 485.7 | | 522.9 | |
| Cash and cash equivalents | 76.1 | | 87.9 | |
| Total current assets | | 1,054.8 | | 1,111.8 |
| **Total** | | **2,612.5** | | **2,765.4** |
| | | | | |
| **Liabilities** | | | | |
| Shareholders' equity | 826.4 | | 778.1 | |
| Provisions | 217.3 | | 216.5 | |
| Long-term debts | 565.9 | | 750.0 | |
| Interest-bearing short-term debts | 391.3 | | 390.0 | |
| Non-interest-bearing short-term debts | 611.6 | | 630.8 | |
| **Total** | | **2,612.5** | | **2,765.4** |



**Appendix 3: Consolidated Profit and Loss Account**

| *millions of euros* | 2004 | | 2003 | | Difference in % |
|---|---|---|---|---|---|
| Net turnover | 3,475.0 | | 3,484.2 | | -0.3% |
| Costs of raw materials and consumables | -1,818.4 | | -1,799.2 | | |
| Production costs | -574.2 | | -562.6 | | |
| Warehousing and distribution costs | -212.9 | | -211.1 | | |
| General and administrative expenses | -242.8 | | -220.9 | | |
| Gross turnover result | | 626.7 | | 690.4 | -9.2% |
| Selling expenses | -372.1 | | -379.8 | | |
| Corporate costs | -21.7 | | -16.9 | | |
| Other proceeds | 33.4 | | - | | |
| Goodwill amortization | -42.4 | | -40.7 | | |
| **Operating result** | | **223.9** | | **253.0** | **-11.5%** |
| Financial income | 10.0 | | 10.5 | | |
| Financial charges | -67.1 | | -72.5 | | |
| **Result from ordinary activities before taxes** | | **166.8** | | **191.0** | **-12.7%** |
| Tax on result from ordinary activities | -46.7 | | -54.2 | | |
| **Result after taxes** | **120.1** | | **136.8** | | **-12.2%** |
| | | | | | |
| **Operating result before goodwill amortization (EBITA)** [1] | | **266.3** | | **293.7** | **-9.3%** |
| **Result after taxes before goodwill amortization** [2] | | **162.5** | | **177.5** | **-8.5%** |
| *euros* | | | | | |
| Per ordinary share in euros after deduction of dividend on cumulative financing preference shares | | | | | |
| Earnings from ordinary activities before goodwill amortization | | 2.05 | | 2.28 | -10.1% |
| Earnings | | 1.49 | | 1.74 | -14.4% |

1. Operating result before goodwill amortization (EBITA) is the operating result plus goodwill amortization.
2. Result after taxes before goodwill amortization is the result from ordinary activities after taxes plus goodwill amortization.

The net effect of the exceptional items on the operating result is EUR 4.6 million positive and on the result after taxes EUR 3.6 million positive.



## Appendix 4: Consolidated Cash Flow Statement

| *millions of euros* | 2004 | | 2003 | |
|---|---|---|---|---|
| **Cash flow from operating activities** | | | | |
| Operating result | 223.9 | | 253.0 | |
| Goodwill amortization | 42.4 | | 40.7 | |
| Depreciation of tangible fixed assets | 102.5 | | 103.1 | |
| Exceptional fixed asset impairment | 14.5 | | - | |
| Result from sale of group companies | -33.4 | | - | |
| Movement in provisions | -11.4 | | -58.8 | |
| Movements in working capital: | | | | |
| ▪ Receivables | 3.3 | | 40.8 | |
| ▪ Stocks | -8.4 | | 9.9 | |
| ▪ Non-interest-bearing short-term debts | 10.6 | | 35.8 | |
| **Cash flow from business operations** | | **344.0** | | **424.5** |
| Net interest paid | -50.7 | | -71.4 | |
| Tax paid on profit | -30.2 | | -20.0 | |
| **Cash flow from operating activities** | | **263.1** | | **333.1** |
| **Cash flow from investment activities** | | | | |
| Acquisition of group companies | 2.6 | | -335.0 | |
| Sale of group companies | 59.8 | | - | |
| Capital expenditure on tangible fixed assets | -123.1 | | -140.6 | |
| Divestment of tangible fixed assets | 5.4 | | 6.1 | |
| **Cash flow from investment activities** | | **-55.3** | | **-469.5** |
| **Cash flow from financing activities** | | | | |
| Proceeds from interest-bearing debts | 37.0 | | 418.8 | |
| Repayments of interest-bearing debts | -183.8 | | -122.4 | |
| Repurchase of own shares | -35.7 | | -23.3 | |
| Paid-out dividend | -30.7 | | -47.9 | |
| Cover of Pension Fund | -4.2 | | -7.5 | |
| **Cash flow from financing activities** | | **-217.4** | | **217.7** |
| **Net cash flow** | | **-9.6** | | **81.3** |
| Effects of exchange rate differences on cash and cash equivalents | | -2.2 | | -4.3 |
| **Decrease/increase cash and cash equivalents** | | **-11.8** | | **77.0** |
| Cash and cash equivalents at start of calendar year | | 87.9 | | 10.9 |
| Cash and cash equivalents at close of calendar year | | 76.1 | | 87.9 |



## Appendix 5: Segment Information per Business Area

| *millions of euros* | CSM Bakery Supplies Europe | | | CSM Bakery Supplies North America | | | CSM Sugar Confectionery | |
|---|---|---|---|---|---|---|---|---|
| **Calendar year** | **2004** | **2004** before exceptional items | **2003*** | **2004** | **2004** before exceptional items | **2003*** | **2004**** | **2003*** |
| Net turnover | 1,148.8 | 1,148.8 | 1,128.1 | 1,047.0 | 1,047.0 | 1,066.2 | 743.3 | 750.0 |
| Operating result before goodwill amortization (EBITA) | 77.7 | 65.4 | 88.5 | 55.7 | 62.0 | 56.8 | 69.3 | 63.9 |
| Goodwill amortization | 28.8 | 28.8 | 27.6 | 7.4 | 7.4 | 6.9 | 5.6 | 5.6 |
| Operating result (EBIT) | 48.9 | 36.6 | 60.9 | 48.3 | 54.6 | 49.9 | 63.7 | 58.3 |
| ROS % [1] | 6.8 | 5.7 | 7.8 | 5.3 | 5.9 | 5.3 | 9.3 | 8.5 |
| Average capital employed excluding goodwill | 270.6 | 270.6 | 276.2 | 252.2 | 252.2 | 278.8 | 327.5 | 332.5 |
| Average capital employed including goodwill [2] | 856.6 | 856.6 | 843.0 | 746.7 | 746.7 | 746.0 | 828.1 | 834.0 |
| ROCE excluding goodwill % [3] | 28.7 | 24.2 | 32.0 | 22.1 | 24.6 | 20.4 | 21.2 | 19.2 |
| ROCE including goodwill % [4] | 9.1 | 7.6 | 10.5 | 7.5 | 8.3 | 7.6 | 8.4 | 7.7 |
| Capital expenditure on tangible fixed assets | 26.6 | 26.6 | 30.2 | 13.5 | 13.5 | 34.0 | 17.8 | 37.7 |
| Depreciation of tangible fixed assets | 27.3 | 27.3 | 27.8 | 17.5 | 17.5 | 18.3 | 27.0 | 26.1 |
| Average number of employees | 4,604 | 4,604 | 4,647 | 3,342 | 3,342 | 3,358 | 4,150 | 4,330 |

* no exceptional items were recorded for 2003
** no exceptional items were recorded for 2004

1. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.



## Segment Information per Business Area

*millions of euros*

| Calendar year | CSM Biochemicals | | | CSM Sugar | | | Holding companies | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2004** | 2003 before exceptional items | 2003 | 2004 | 2004 before exceptional items | 2003* | 2004 | 2004 before exceptional items | 2003* |
| Net turnover | 271.3 | 257.5 | 271.1 | 264.6 | 264.6 | 268.8 | - | - | - |
| Operating result before goodwill amortization (EBITA) | 44.4 | 50.1 | 63.7 | 40.9 | 40.8 | 40.0 | -21.7 | -20.2 | -19.2 |
| Goodwill amortization | 0.6 | 0.6 | 0.6 | - | - | - | - | - | - |
| Operating result (EBIT) | 43.8 | 49.5 | 63.1 | 40.9 | 40.8 | 40.0 | -21.7 | -20.2 | -19.2 |
| ROS % [1] | 16.4 | 19.5 | 23.5 | 15.5 | 15.4 | 14.9 | - | - | - |
| Average capital employed excluding goodwill | 215.4 | 209.7 | 209.7 | 120.5 | 120.5 | 139.2 | -3.9 | -3.9 | -7.0 |
| Average capital employed including goodwill [2] | 247.3 | 241.6 | 241.6 | 123.5 | 123.5 | 142.2 | -3.9 | -3.9 | -7.0 |
| ROCE excluding goodwill % [3] | 20.6 | 23.9 | 30.4 | 33.9 | 33.9 | 28.7 | - | - | - |
| ROCE including goodwill % [4] | 18.0 | 20.7 | 26.4 | 33.1 | 33.0 | 28.1 | - | - | - |
| Capital expenditure on tangible fixed assets | 54.5 | 31.3 | 31.3 | 10.7 | 10.7 | 7.4 | - | - | - |
| Depreciation of tangible fixed assets | 19.5 | 18.5 | 18.5 | 11.2 | 11.2 | 12.4 | - | - | - |
| Average number of employees | 990 | 967 | 967 | 468 | 468 | 483 | 60 | 60 | 63 |

* no exceptional items were recorded for 2003
** no exceptional items were recorded for 2004

1. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.



## Segment Information per Business Area

| *millions of euros* | CSM consolidated | | | |
|---|---|---|---|---|
| **Calendar year** | **2004** | **2004** before exceptional items | **2003** | **2003** before exceptional items |
| Net turnover | 3,475.0 | 3,475.0 | 3,484.2 | 3,470.6 |
| Operating result before goodwill amortization (EBITA) | 266.3 | 261.7 | 293.7 | 280.1 |
| Goodwill amortization | 42.4 | 42.4 | 40.7 | 40.7 |
| Operating result (EBIT) | 223.9 | 219.3 | 253.0 | 239.4 |
| ROS % [1] | 7.7 | 7.5 | 8.4 | 8.1 |
| Average capital employed excluding goodwill | 1,182.3 | 1,182.3 | 1,229.4 | 1,229.4 |
| Average capital employed including goodwill [2] | 2,798.3 | 2,798.3 | 2,799.8 | 2,799.8 |
| ROCE excluding goodwill % [3] | 22.5 | 22.1 | 23.9 | 22.8 |
| ROCE including goodwill % [4] | 9.5 | 9.4 | 10.5 | 10.0 |
| Capital expenditure on tangible fixed assets | 123.1 | 123.1 | 140.6 | 140.6 |
| Depreciation of tangible fixed assets | 102.5 | 102.5 | 103.1 | 103.1 |
| Average number of employees | 13,614 | 13,614 | 13,848 | 13,848 |

1. ROS is the operating result before goodwill amortization (EBITA) divided by net turnover x 100.
2. Average capital employed including goodwill has been calculated before the annual goodwill amortization.
3. ROCE excluding goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed excluding goodwill x 100.
4. ROCE including goodwill is the operating result before goodwill amortization (EBITA) for the year divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started the diversification process.



## Appendix 6: Segment Information per Geographical Region

| *millions of euros* | The Netherlands | | Rest of Europe | | North America | | Other countries | | CSM consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** | **2004** | **2003** |
| Net turnover | 522.1 | 537.6 | 1,736.0 | 1,726.4 | 1,161.3 | 1,166.0 | 55.6 | 54.2 | 3,475.0 | 3,484.2 |
| Average capital employed excluding goodwill | 299.0 | 297.1 | 560.0 | 574.7 | 293.8 | 329.2 | 29.5 | 28.4 | 1,182.3 | 1,229.4 |
| Capital expenditure on tangible fixed assets | 63.6 | 50.1 | 37.8 | 51.0 | 16.8 | 36.2 | 4.9 | 3.3 | 123.1 | 140.6 |
| Depreciation of tangible fixed assets | 28.1 | 27.5 | 51.6 | 51.6 | 21.2 | 22.5 | 1.6 | 1.5 | 102.5 | 103.1 |
| Average number of employees | 1,834 | 1,849 | 8,133 | 8,323 | 3,441 | 3,454 | 206 | 222 | 13,614 | 13,848 |



**Appendix 7: IFRS 2005**

The CSM financial statements for 2004 have been drawn up in accordance with the current generally accepted accounting principles in the Netherlands. Starting from financial year 2005 CSM must report on the basis of the International Financial Reporting Standards (IFRS). The report for the first half of 2005 will be the first report based on IFRS. The annual report for 2005 will be the first annual report based on IFRS. The comparative figures for 2004 will then be recalculated. Hence, the *de facto* transition date to IFRS is 1 January 2004.

Any movements caused by changes as a result of the transition from Dutch GAAP to IFRS on 1 January 2004 will be incorporated in the equity. The new accounting principles, because of their nature, may also give rise to greater fluctuations in future results of CSM. The differences do not affect the underlying cash flows.

The changes that most affect CSM are explained briefly below.

**Pensions and Other Employee Benefits**
Under IFRS commitments arising from defined benefit pension plans and employee benefit plans must be stated at present value of the future commitments (including future salary increases) adjusted for the market value of the related investments. As a result the provision for pensions and other employee benefits will increase by approximately € 60 - 70 million (excluding tax effects) as of 1 January 2004.

**Acquisitions**
Under IFRS goodwill will also be capitalized but will no longer be amortized.
The carrying value of the goodwill will be frozen as of 1 January 2004 and the goodwill amortization of € 42 million over 2004 will be reversed under IFRS. The capitalized goodwill will, however, be assessed annually to ascertain whether the expected future cash flows exceed the carrying value.

**Financial Instruments**
The cumulative financing preference shares will be classified as debt funding instead of equity. Equity will therefore fall by € 100 million. The dividend on these shares will now be classified as interest charges, which will then increase by € 6 million.
Hedge accounting will be largely applied to forward currency contracts and interest rate derivatives, except for some interest swaps, thereby leading to a rise of around € 18 million in the commitments charged to equity.

**Other Effects**
The valuation of personnel options, the processing of currency translation differences and some reclassification differences between balance sheet items will have a modest effect on equity and the CSM result.

Most of the IFRS standards have been ratified by the European Commission and are therefore definitive. Standards change regularly and the rules are open to different interpretations. The above unaudited conclusions in respect of the transition to IFRS must therefore be regarded merely as provisional.

**CSM**

Bakery Supplies & Food Ingredients

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM SELLS SWEDISH SUBSIDIARY

**Diemen, the Netherlands, 7 April 2005 - CSM has reached agreement about the sale of the operations of BakeMark Sweden to Accent Equity Partners for the takeover price of EUR 8.75 million. The transaction takes effect on 1 May 2005. Including capitalized goodwill the book loss will amount to EUR 7 million in 2005.**

Accent will take over all the operations of BakeMark Sweden, including the factory in Fagersta and the head office in Stockholm. The sale fits in with CSM Bakery Supplies Europe's strategy to focus on a number of core countries.

All 108 employees will be transferred to the new owner. BakeMark Sweden has a turnover of approximately EUR 28 million.

CSM is aiming to improve its profitability through *Restructuring*, *Divestment* and *Growth*. The sale of BakeMark Sweden is in line with earlier announcements on CSM's intentions to strengthen its strategic core activities in bakery products and food ingredients.

---

**For more information, please contact:**
**Press**: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
**Analysts**: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

**Background information**
**CSM** is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

**CSM Bakery Supplies Europe** concentrates on the development, production and sale of a wide range of bakery ingredients and products for professional bakers and the bake-off market. The European market for bakery ingredients and business-to-business bakery products has an estimated value of € 8.5 billion. With a market share of 12% CSM Bakery Supplies Europe is regarded as the market leader in Europe with number-1 positions in Germany, Italy, the UK, and France.

Headquartered in Stockholm, **Accent Equity Partners** is a leading lower mid-market private equity specialist investing in buyout and later-stage expansion capital transactions in the Nordic region. Accent's investment strategy is to purchase controlling equity interests of EUR 5 - 30 million in companies with a total enterprise value of EUR 10 -100 million with a clear potential for value creation through revenue growth, operational improvements, increased financial efficiency and beneficial strategic positioning.

2005/07

**CSM**

Bakery Supplies & Food Ingredients

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM GENERAL SHAREHOLDERS' MEETING / CSM DIVIDEND ADOPTED

**Diemen, the Netherlands, 20 April 2005—Today, at the annual General Shareholders' Meeting of CSM nv, Gerard Hoetmer has been appointed as Chief Executive Officer of CSM nv. The General Shareholders' Meeting also adopted the dividend for 2004, as proposed at EUR 0.80 per (depositary receipt of) ordinary share.**

**Dividend**

The dividend of EUR 0.80 will be made payable on 3 May 2005 subject to the deduction of 25% dividend tax. The ex-dividend date will be 22 April 2005.

CSM recorded EUR 2.05 earnings per share in calendar year 2004.
(Earnings per share = result after taxes from ordinary activities (less the dividend on financing preference shares) before goodwill amortization, divided by the weighted average number of ordinary shares with dividend rights.)

---

**For more information, please contact:**
**Press**: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
**Analysts**: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

**Background information**

CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

2005/08

**CSM**

**Bakery Supplies & Food Ingredients**

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## CSM REORGANIZES TO REINFORCE POSITION IN THE UNITED KINGDOM

**Diemen, the Netherlands, 21 April 2005 – Today, CSM announced plans to relocate the Readi-Bake cookie business of its BakeMark UK subsidiary from Milton Keynes to its Wirral headquarters by the end of May. The move will bring all frozen pastry products under one roof, creating a center of excellence for BakeMark UK while promoting new product development, efficiency and innovation.**

The move is part of CSM's strategy to improve its profitability through *Restructuring*, *Divestment* and *Growth*. The measures now being taken are in line with earlier announcements regarding the reinforcement of CSM's strategic core activities in bakery products and food ingredients.

Some of the 97 Milton Keynes-based employees are expected to accept the offer of transfer to Wirral. Alternatively, they will be assisted in the search for other suitable employment.

BakeMark UK's Readi-Bake brand is synonymous with American-style cookies, designed for optimum convenience and end-user satisfaction. The full Readi-Bake range consists of muffins, cookies and donuts, which will now all be produced under one roof, allowing closer collaboration between product development and production.

---

**For more information, please contact:**
**Press**: Marjolein Moerer, Communications Manager, tel. +31 (0)20 5906320 / cellphone +31 (0)6 5352 7622
**Analysts**: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

**Background information**
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

**CSM Bakery Supplies Europe** concentrates on the development, production and sale of a wide range of bakery ingredients and products for professional bakers and the bake-off market. The European market for bakery ingredients and business-to-business bakery products has an estimated value of € 8.5 billion. With a market share of 12% CSM Bakery Supplies Europe is regarded as the market leader in Europe with number-1 positions in Germany, Italy, the UK, and France.

**BakeMark UK** is the largest supplier of bakery ingredients and frozen speciality bakery products in the UK. The great names of Arkady, Craigmillar, Readi-Bake and Caravan Brill are positioned alongside Bon Vivant as BakeMark UK's five key brands. The heritage, innovation and expertise that these brands represent remain building blocks for the future. BakeMark UK continues to offer unrivalled innovation, supported by consumer research and category management expertise to the craft, industrial, in-store and foodservice bakery sectors. More info: www.bakemark.co.uk

2005/09

 CSM

Bakery Supplies & Food Ingredients

**CSM nv**
**Corporate Communications**

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 63 20
F +31 (0)20 590 62 17
E marjolein.moerer@csm.nl

# Press Release

## ROYAL DISTINCTION FOR FRANS OLIEMAN

**Diemen, the Netherlands, 28 April 2005 - H.M. Queen Beatrix of the Netherlands has made mr. F.J. Olieman, till 1 May 2005 member of the Board of Management of CSM nv, an Officer in the Order of Orange-Nassau for exceptional service to the international sugar industry in general and CSM Suiker in particular.**

The medal was presented this morning by Dr C.P. Veerman, Minister of Agriculture, Nature and Food Quality.

Frans Olieman, who joined CSM in 1985, was first Agricultural Director and then Divisional Director of CSM Sugar. Mr Olieman joined CSM's Board of Management in 1995.

---

**For more information, please contact:**
**Press**: Marjolein Moerer, Communications Manager, tel.+31 (0)20 5906320/cellphone +31(0)6 5352 7622
**Analysts:** Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906317 / cellphone +44 (0)7767 227506

**Background information**
**CSM** is a global producer and distributor of bakery products and food ingredients. CSM's main product groups include bakery ingredients and products, lactic acid and lactic acid derivatives, and sugar. With these activities CSM has an annual turnover of EUR 2.8 billion and a workforce of approximately 9,500. CSM operates in Europe, the United States, Canada, Brazil, and Asia. More info: www.csm.nl

2005/10